   As filed with the Securities and Exchange Commission on September 16, 1997

                                                      Registration No. 333-35091
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1
                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           SPEEDWAY MOTORSPORTS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

             Delaware                             7948                      51-0363307
 (State or Other Jurisdiction of      (Primary Standard Industrial       (I.R.S. Employer
of Incorporation or Organization)     Classification Code Number)     Identification Number)

                             U.S. Highway 29 North
                                  P.O. Box 600
                       Concord, North Carolina 28026-0600
                            Telephone (704) 455-3239
         (Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)
                              Mr. O. Bruton Smith
                      Chairman and Chief Executive Officer
                           Speedway Motorsports, Inc.
                             U.S. Highway 29 North
                                  P.O Box 600
                       Concord, North Carolina 28026-0600
                            Telephone (704) 455-3239
      (Name, Address, Including Zip Code, and Telephone Number, Including
                        Area Code, of Agent For Service)
                                   Copies to:
                               Gary C. Ivey, Esq.
                     Parker, Poe, Adams & Bernstein L.L.P.
                              2500 Charlotte Plaza
                        Charlotte, North Carolina 28244
                            Telephone (704) 372-9000
        Approximate date of commencement of proposed sale to the public:
  As soon as practicable after this Registration Statement becomes effective.
     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. []

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                           SPEEDWAY MOTORSPORTS, INC.
                             Cross Reference Sheet
              Furnished Pursuant to Item 501(b) of Regulation S-K

         Form S-4 Item Number and Heading                                  Location in Prospectus
   1.    Forepart of Registration Statement and Outside
         Front Cover Page of Prospectus..................  Outside Front Cover Page of Prospectus
   2.    Inside Front and Outside Back Cover Pages of
         Prospectus......................................  Inside Front Cover Page of Prospectus and Outside Back
                                                           Cover Page of Prospectus; Available Information
   3.    Risk Factors, Ratio of Earnings to Fixed
         Charges, and Other Information..................  Forepart of Registration Statement; Prospectus Summary;
                                                           Risk Factors; Selected Financial Data
   4.    Terms of the Transaction........................  Prospectus Summary; Risk Factors; The Exchange Offer;
                                                           Description of Certain Indebtedness; Description of
                                                           Notes; Certain Federal Income Tax Considerations
   5.    Pro Forma Financial Information.................  Not Applicable
   6.    Material Contracts with the Company Being
         Acquired........................................  Not Applicable
   7.    Additional Information Required for Reoffering
         by Persons and Parties Deemed to be
         Underwriters....................................  Not Applicable
   8.    Interests of Named Experts and Counsel..........  Not Applicable
   9.    Disclosure of Commission Position on
         Indemnification for Securities Act
         Liabilities.....................................  Not Applicable
  10.    Information with Request to S-3 Registrants.....  Not Applicable
  11.    Incorporation of Certain Information by
         Reference.......................................  Not Applicable
  12.    Information with Respect to S-2 or S-3
         Registrants.....................................  Not Applicable
  13.    Incorporation of Certain Information by
         Reference.......................................  Not Applicable
  14.    Information with Respect to Registrants Other
         than S-3 or S-2 Registrants.....................  Selected Financial Data; Management's Discussion and
                                                           Analysis of Financial Condition and Results of
                                                           Operations; Legal Matters; Business; National
                                                           Association for Stock Car Auto Racing, Inc. (NASCAR);
                                                           Consolidated Financial Statements
  15.    Information with Respect to S-3 Companies.......  Not Applicable
  16.    Information with Respect to S-2 or S-3
         Companies.......................................  Not Applicable
  17.    Information with Respect to Companies Other than
         S-3 or S-2 Companies............................  Not Applicable
  18.    Information if Proxies, Consents or Authori-
         zations are to be Solicited.....................  Not Applicable
  19.    Information if Proxies, Consents or Authori-
         zations are not to be Solicited or in an
         Exchange Offer..................................  Certain Transactions; Management

PROSPECTUS

                     (Speedway Motorsports, Inc. logo)
                               Offer to Exchange
                                All Outstanding
                   8 1/2% Senior Subordinated Notes Due 2007
                  ($125,000,000 Principal Amount Outstanding)
                                      for
                   8 1/2% Senior Subordinated Notes Due 2007

This Exchange Offer (as defined below) and all withdrawal rights hereunder will expire at 5:00 p.m., New York City time, on October 22, 1997 (as such date may be extended from time to time, the "Expiration Date").

     Speedway Motorsports, Inc., a Delaware corporation (the "Company"), hereby offers (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus and the accompanying letter of transmittal (the "Letter of Transmittal"), to exchange $1,000 in principal amount of its 8 1/2% Senior Subordinated Notes Due 2007 (the "New Notes") for each $1,000 in principal amount of its currently outstanding 8 1/2% Senior Subordinated Notes Due 2007 (the "Old Notes") (the Old Notes and the New Notes are collectively referred to herein as the "Notes"). An aggregate principal amount of $125.0 million of Old Notes is currently outstanding. See "The Exchange Offer."
     Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Notes where such Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, starting on the Expiration Date and ending on the close of business one year after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."
     The Company will accept for exchange any and all Old Notes that are validly tendered prior to 5:00 p.m., New York City time, on the Expiration Date. Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount of the Old Notes being tendered for exchange. However, the Exchange Offer is subject to the terms and provisions of the Registration Rights Agreement dated as of August 4, 1997 (the "Registration Rights Agreement"), among the Company, each of the Company's existing domestic subsidiaries (other than the Unrestricted Subsidiary (as defined herein)) and NationsBanc Capital Markets, Inc., Wheat First Butcher Singer, Montgomery Securities and J.C. Bradford & Co. (the "Initial Purchasers"). The Old Notes may be tendered only in multiples of $1,000. See "The Exchange Offer."
     The Old Notes were issued in a transaction (the "Prior Offering") pursuant to which the Company issued an aggregate of $125.0 million principal amount of the Old Notes to the Initial Purchasers on August 4, 1997 pursuant to a Purchase Agreement dated as of July 30, 1997 (the "Purchase Agreement") among the Company, the Company's existing domestic subsidiaries (other than the Unrestricted Subsidiary) and the Initial Purchasers. The Initial Purchasers subsequently resold the Old Notes in reliance on Rule 144A under the Securities Act. The Company and the Initial Purchasers also entered into the Registration Rights Agreement, pursuant to which the Company granted certain registration rights for the benefit of the holders of the Old Notes. The Exchange Offer is intended to satisfy certain of the Company's obligations under the Registration Rights Agreement with respect to the Old Notes. See "The Exchange
Offer -- Purpose and Effect."
     The Old Notes were, and the New Notes will be, issued under the Indenture dated as of August 4, 1997 (the "Indenture") among the Company, the Company's existing domestic subsidiaries (other than the Unrestricted Subsidiary), and First Trust National Association, as trustee (in such capacity, the "Trustee"). The form and terms of the New Notes will be identical in all material respects to the form and terms of the Old Notes, except that (i) the New Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof, (ii) holders of New Notes will not be entitled to liquidated damages equal to $.05 per week per $1,000 principal amount of Old Notes held by such
                                                  (cover continued on next page)
     See "Risk Factors" beginning on page 11 for a discussion of certain factors that should be considered in evaluating the Exchange Offer.
   THE NEW NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                 The date of Prospectus is September 16, 1997.

holders (up to a maximum amount of $0.30 per week per $1,000 principal amount) otherwise payable under the terms of the Registration Rights Agreement in respect of the Old Notes held by such holders during any period in which a Registration Default (as defined herein) is continuing (the "Liquidated Damages") and (iii) holders of New Notes will not be, and upon the consummation of the Exchange Offer, holders of Old Notes will no longer be, entitled to certain rights under the Registration Rights Agreement intended for the holders of unregistered securities. The Exchange Offer shall be deemed consummated upon the occurrence of the delivery by the Company to First Trust National Association, as registrar of the Old Notes (in such capacity, the "Registrar") under the Indenture of New Notes in the same aggregate principal amount as the aggregate principal amount of Old Notes that are validly tendered by holders thereof pursuant to the Exchange Offer. See "The Exchange Offer -- Termination of Certain Rights," " -- Procedures for Tendering Old Notes" and "Description of Notes."
    The Notes will bear interest at a rate equal to 8 1/2% per annum. Interest on the Notes is payable semiannually, commencing February 15, 1998, on February 15 and August 15 of each year (each an "Interest Payment Date") and shall accrue from August 4, 1997 or from the most recent Interest Payment Date with respect to the Old Notes to which interest was paid or duly provided for. The Notes will mature on August 15, 2007. See "Description of Notes."
    The Notes will not be redeemable by the Company at its option prior to August 15, 2002. Thereafter, the Notes will be redeemable by the Company at the redemption prices and subject to the conditions set forth in "Description of Notes -- Optional Redemption." Upon the occurrence of a Change of Control (as defined herein), the Company will be required to make an offer to repurchase all outstanding Notes at 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of purchase. There is no assurance that the Company will have adequate funds to repurchase the Notes upon a Change in Control. See "Description of Notes -- Repurchase at the Option of Holders -- Change of Control."
    The Notes will be general unsecured obligations of the Company subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company, including borrowings under the 1997 Credit Facility (as defined herein). Subject to the Guarantees (as defined herein) the Notes also will be effectively subordinated to all of the indebtedness of the Company's existing subsidiaries. As of August 29, 1997, the Notes were subordinate to approximately $20.2 million of Senior Indebtedness. Under the 1997 Credit Facility, the Company had an unfunded commitment of $175.0 million at August 29, 1997 which, if funded, would be Senior Indebtedness. See "Description of Notes" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The Indenture permits the Company and its subsidiaries to incur additional indebtedness, including additional Senior Indebtedness, subject to certain limitations.
    Based on existing interpretations of the Securities Act by the staff of the Securities and Exchange Commission (the "Commission") set forth in "no-action" letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer to any holder of Old Notes in exchange for Old Notes may be offered for resale, resold and otherwise transferred by such holder (other than (i) a broker-dealer who purchased Old Notes directly from the Company for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities
Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such holder is acquiring the New Notes in the ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in a distribution of the New Notes. Holders wishing to accept the Exchange Offer must represent to the Company, as required by the Registration Rights Agreement, that such conditions have been met. In addition, if such holder is not a broker-dealer, it must represent that it is not engaged in, and does not intend to engage in, a distribution of the New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "The Exchange Offer -- Resales of the New Notes" and "Plan of Distribution." This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making or other trading activities.
    As of August 29, 1997, Cede & Co. ("Cede"), as nominee for The Depository Trust Company, New York, New York ("DTC"), was the sole registered holder of the Old Notes and held the Old Notes for certain of its participants. The Company believes that no such participant is an affiliate (as such term is defined in Rule 405 of the Securities Act) of the Company. There has previously been only a limited secondary market, and no public market, for the Old Notes. The Old Notes are eligible for trading in the Private Offering, Resales and Trading through Automatic Linkages ("PORTAL") market. In addition, the Initial Purchasers have advised the Company that they currently intend to make a market in the New Notes; however, the Initial Purchasers are not obligated to do so and any market making activities may be discontinued by the Initial Purchasers at any time. Therefore, there can be no assurance that an active market for the New Notes will develop. If such a trading market develops for the New Notes, future trading prices will depend on many factors, including, among other things, prevailing interest rates, the Company's results of operations and the market for similar securities. Depending on such factors, the New Notes may trade at a discount from their principal amount. See "Risk Factors -- Absence of Public Market."
    The Company will not receive any proceeds from this Exchange Offer. Pursuant to the Registration Rights Agreement, the Company will bear certain registration expenses.
    THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF OLD NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.
    The Old Notes were issued originally in global form (the "Global Old Note"). The Global Old Note was deposited with, or on behalf of, the DTC, as the initial depository with respect to the Old Notes (in such capacity, the "Depositary"). The Global Old Note is registered in the name of Cede, as nominee of DTC, and beneficial interests in the Global Old Note are shown on, and transfers thereof are effected only through, records maintained by the Depositary and its participants. The use of the Global Old Note to represent certain of the Old Notes permits the Depositary's participants, and anyone holding a beneficial interest in an Old Note registered in the name of such a participant, to transfer interests in the Old Notes electronically in accordance with the Depositary's established procedures without the need to transfer a physical certificate. New Notes issued in exchange for the Global Old Note also will be issued initially as a note in global form (the "Global New Note," and, together with the Global Old Note, the "Global Notes") and deposited with, or on behalf of, the Depositary. After the initial issuance of the Global New Note, New Notes in certificated form will be issued in exchange for a holder's proportionate interest in the Global New Note only as set forth in the Indenture.
    This prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents are available upon request from Ms. Marylaurel E. Wilks, Corporate Counsel & Director of Investor Relations, P.O. Box 600, U.S. Highway 29 North, Concord, North Carolina 28026-0600, telephone (704) 455-3239. In order to ensure timely delivery of the documents, any request should be made at least five days before the Expiration Date.

                       NOTICE TO NEW HAMPSHIRE RESIDENTS
          NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ANNOTATED, 1955, AS AMENDED ("RSA"), WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE NEW HAMPSHIRE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.
                          NOTICE TO FLORIDA RESIDENTS
     PURSUANT TO SECTION 517.061(11)(A)(5) OF THE FLORIDA SECURITIES ACT, YOU HAVE THE RIGHT TO RESCIND YOUR SUBSCRIPTION (UNLESS YOU ARE AN INSTITUTIONAL INVESTOR DESCRIBED IN SECTION 517.061(7) OF THE FLORIDA SECURITIES ACT) BY GIVING NOTICE OF SUCH RESCISSION BY TELEPHONE, TELEGRAPH OR LETTER, WITHIN THREE DAYS AFTER YOU FIRST TENDER CONSIDERATION TO THE INITIAL PURCHASERS. IF NOTICE IS NOT RECEIVED BY SUCH TIME, THE FOREGOING RIGHT OF RESCISSION SHALL BE NULL AND VOID.
     INFORMATION CONTAINED IN THIS PROSPECTUS CONTAINS "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. THE STATEMENTS IN "RISK FACTORS" BEGINNING ON PAGE 11 OF THIS PROSPECTUS CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES, WITH RESPECT TO SUCH FORWARD-LOOKING STATEMENTS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS.
     THE INFORMATION CONTAINED IN THIS PROSPECTUS HAS BEEN FURNISHED BY THE COMPANY AND OTHER SOURCES BELIEVED BY THE COMPANY TO BE RELIABLE. THIS PROSPECTUS CONTAINS SUMMARIES, BELIEVED TO BE ACCURATE, OF CERTAIN TERMS OF CERTAIN DOCUMENTS BUT REFERENCE IS MADE TO THE ACTUAL DOCUMENTS, COPIES OF WHICH WILL BE MADE AVAILABLE UPON REQUEST, FOR THE COMPLETE INFORMATION CONTAINED THEREIN. ALL SUCH SUMMARIES ARE QUALIFIED IN THEIR ENTIRETY BY THIS REFERENCE.
     PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS PROSPECTUS AS INVESTMENT, LEGAL OR TAX ADVICE. EACH INVESTOR SHOULD CONSULT ITS OWN COUNSEL, ACCOUNTANT AND OTHER ADVISORS AS TO LEGAL, TAX BUSINESS, FINANCIAL OR RELATED ASPECTS OF AN EXCHANGE OF OLD NOTES FOR NEW NOTES. THE COMPANY MAKES NO REPRESENTATION TO ANY OFFEREE OR PURCHASER OF THE NOTES REGARDING THE LEGALITY OF ANY INVESTMENT THEREIN BY SUCH OFFEREE OR PURCHASER UNDER APPROPRIATE LEGAL INVESTMENT OR SIMILAR LAWS.
     "ATLANTA MOTOR SPEEDWAY(Register mark)", "CHARLOTTE MOTOR
SPEEDWAY(Register mark)" AND THE COMPANY'S CORPORATE LOGOS ARE REGISTERED TRADEMARKS AND SERVICE MARKS OF THE COMPANY. THE COMPANY ALSO HAS TRADEMARK RIGHTS WITH RESPECT TO ITS "LEGENDS CARS(tm)" AND "600 RACING(tm)". TRADEMARK AND SERVICE MARK APPLICATIONS BY THE COMPANY ARE PENDING WITH RESPECT TO "SPEEDWAY MOTORSPORTS(tm)", "BRISTOL MOTOR SPEEDWAY(tm)", "SEARS POINT RACEWAY(tm)" AND "TEXAS MOTOR SPEEDWAY(tm)". "NASCAR(Register mark)" AND "GRAND NATIONAL(Register mark)" ARE REGISTERED TRADEMARKS AND SERVICE MARKS OF THE NATIONAL ASSOCIATION FOR STOCK CAR AUTO RACING, INC. ("NASCAR").
                             AVAILABLE INFORMATION
     The Company is subject to the informational and reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information, may be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission maintains an Internet Web site that contains reports, proxy and information statements and other information regarding the Company and other registrants that file electronically with the Commission. The address of such site is http://www.sec.gov. Copies of all or any part of such materials may be obtained from any such office upon payment of the fees prescribed by the Commission. Such information may also be inspected and copied at the offices of the New York Stock Exchange at 20 Broad Street, New
                                       i

York, New York 10005. The Company's common stock, par value $.01 per share (the "Common Stock"), is traded on the New York Stock Exchange under the symbol "TRK."
     Whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the holders of Notes within 15 days after it is or would have been required to file such with the Commission (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, at any time after the Company files a registration statement with respect to the Exchange Offer or a Shelf Registration Statement, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any Transfer Restricted Securities (as defined in the Registration Rights Agreement) remain outstanding as Transfer Restricted Securities, it will furnish to the holders and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. See "Description of Notes -- Reports." Any such request and requests for the agreements summarized herein should be directed to:
Ms. Marylaurel E. Wilks, Corporate Counsel & Director of Investor Relations of the Company, at P.O. Box 600, U.S. Highway 29 North, Concord, North Carolina 28026-0600, telephone: (704) 455-3239.
                                       ii

                               PROSPECTUS SUMMARY
     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and Consolidated Financial Statements (including the notes thereto) appearing elsewhere in this Prospectus. NASCAR-related data used throughout this Prospectus were obtained or derived from industry publications or third-party sources which the Company believes to be reliable, but the accuracy thereof is not guaranteed. Unless otherwise indicated, all information contained herein assumes no exercise of options granted pursuant to the Company's stock option plans or conversions of the Company's 5 3/4% Convertible Subordinated Debentures Due 2003 (the "Debentures"). In addition to other information in this Prospectus, the factors set forth under "Risk Factors" below should be considered carefully in evaluating an investment in the Notes. hereby. Unless the context requires otherwise, references herein to the "Company" or "SMI" mean Speedway Motorsports, Inc. and its subsidiaries considered as one enterprise. As used herein, the terms "permanent seating capacity" and "permanent seats" include grandstand and suite seats and exclude infield admission, temporary seats and general admission.
                                  The Company
     Speedway Motorsports, Inc. is a leading promoter, marketer and sponsor of motorsports activities in the United States. As the owner and operator of Atlanta Motor Speedway ("AMS"), Bristol Motor Speedway ("BMS"), Charlotte Motor Speedway ("CMS") and Texas Motor Speedway ("TMS"), and the operator of Sears Point Raceway ("SPR"), the Company has one of the largest portfolios of major speedway facilities in the motorsports industry. The Company also owns, operates and sanctions the Legends Car Racing Circuit (the "Legends Circuit"), an entry-level stock car racing series for which it manufactures and sells 5/8-scale modified cars (the "Legends Cars") and parts through its 600 Racing Inc. subsidiary ("600 Racing").
     The Company will sponsor 15 major racing events in 1997 sanctioned by NASCAR, including nine races associated with the Winston Cup professional stock car racing circuit (the "Winston Cup") and six races associated with the Busch Grand National circuit. The Company also currently sponsors two Indy Racing League ("IRL") racing events, three NASCAR Craftsman Truck Series racing events and one International Race of Champions ("IROC") racing event.
     Management believes that spectator demand for its largest events exceeds existing permanent seating capacity at each of AMS, BMS and CMS, which had, at December 31, 1996, permanent seating capacity of approximately 102,000, 77,000 and 110,000, respectively. As of March 31, 1997, the Company had completed the construction of approximately 150,000 permanent seats at TMS, the second largest sports facility in the United States in terms of permanent seating capacity. In 1997, the Company has contracted for and is in the process of completing approximately 22,000 additional permanent seats at AMS, and has completed approximately 39,000 additional permanent seats at BMS and approximately 25,000 additional permanent seats at CMS. SPR currently does not have permanent seating capacity but provides temporary seating and suites for approximately 18,000 spectators in addition to other general admission seating arrangements along its
2.52 mile road course.
     The Company derives revenues principally from the sale of tickets to automobile races and other events held at its speedway facilities, the sale of food, beverages, and souvenirs during such events, the sale of sponsorships to companies that desire to advertise or sell their products or services at such events and from the licensing of television, cable network and radio rights to broadcast such events. In 1996, the Company derived approximately 83% of its total revenues from events sanctioned by NASCAR. The Company has experienced substantial growth in revenues and profitability as a result of the continued improvement and expansion of and investment in its facilities, its consistent marketing and promotional efforts and the overall increase in popularity of Winston Cup, Busch Grand National and other motorsports events in the United States.
Industry Overview
     Motorsports is the fastest growing spectator sport in the United States, and NASCAR-sanctioned stock car racing is the fastest growing industry segment. In 1996, NASCAR sanctioned 81 Winston Cup, Busch Grand National and Craftsman Truck Series races which were attended by approximately 8.1 million spectators. Attendance of such NASCAR events has increased at a compound annual growth rate of 14.1% since 1994. Based on information developed independently by The Goodyear Tire & Rubber Co. ("Goodyear"), spectator attendance at
                                       1

Winston Cup and Busch Grand National events increased at compound annual growth rates of 6.8% and 13.1%, respectively, from 1994 to 1996. Races are generally heavily promoted, with a number of supporting events surrounding the main race event, for a total weekend experience.
     In recent years, television coverage and corporate sponsorship have increased for NASCAR-related events. All NASCAR Winston Cup and Busch Grand National events are currently broadcast by ABC, CBS, ESPN, TBS or TNN. According to NASCAR, major national corporate sponsorships (which currently include over 70 Fortune 500 companies) of NASCAR-sanctioned events has also increased significantly. Sponsors include such companies as Coca-Cola, General Motors, Ford, Texaco, Procter & Gamble, McDonald's, and RJR Nabisco.
     The dramatic increase in corporate interest in the sport has been driven by the attractive advertising demographics of stock car racing fans. The most recent surveys published by NASCAR show the following fan characteristics: 38% are women; 53% work in professional, managerial or skilled jobs; 58% are married; 65% own homes; and median family income exceeds $39,000 per annum. Additionally, brand loyalty (as measured by fans using sponsors' products) is the highest of any nationally televised sport according to a study published by Performance Research in 1996.
     Fueled by popular and accessible drivers, strong fan brand loyalty, a widening geographic reach, increasing appeal to corporate sponsors and rising broadcast revenues, industry competitors are actively pursuing internal growth and industry consolidation. Speedway operations generate high operating margins and are protected by high barriers to competitive entry, including capital requirements for new speedway construction, marketing and promotional expertise and license agreements with NASCAR.
Business Strategy
     The Company's strategy is to increase revenues and profitability through the promotion and production of racing and related events at modern facilities. The Company markets its scheduled events throughout the year both regionally and nationally via television, radio and newspaper advertising, facility tours, satellite links for media outlets, direct mail campaigns and pre-race promotional activities. The key components of the Company's strategy are (i) expansion and improvement of existing facilities, (ii) maximization of media exposure and enhancement of broadcast and sponsorship revenues, (iii) further development of the Legends Car business, (iv) increases in the daily usage of existing facilities and (v) acquisition and development of additional motorsports facilities.
     (Bullet) Expansion and improvement of existing facilities -- Management believes that spectator demand for its largest events exceeds existing permanent seating capacity. The Company plans to continue its expansion by adding permanent grandstand seating and luxury suites, and making other significant renovations and improvements at several of its facilities. The following table sets forth the Company's permanent seating capacity as of December 31, 1996, and planned 1997 expansion of such capacity currently under contract:

                                                            At December 31, 1996            1997 Planned Additional Capacity
                                     Approx.     Length     Permanent                 Net New      Percent      Net New     Percent
        Track        Location        Acreage     (miles)     Seating      Suites     Permanent     Increase     Suites      Increase
        AMS       Hampton, GA           870        1.5       102,000         83        22,000         22%          58          70%
        BMS       Bristol, TN           530        0.5        77,000         24        39,000         51%          31         129%
        CMS       Concord, NC         1,000        1.5       110,000         83        25,000         23%          26          31%
        TMS       Fort Worth, TX        950        1.5           N/A        N/A       150,000        100%         194         100%
        Total                                                289,000        190       236,000         82%         309         163%

         TMS is substantially complete, and there is work in progress at all of the Company's other speedway facilities. SPR currently does not have permanent seating capacity but provides general admission seating and other temporary seating arrangements. Additionally, the Company continues to make capital improvements, including additional restrooms, other fan amenities and increased parking, at all of its facilities consistent with management's commitment to quality and customer satisfaction.
     (Bullet) Maximization of media exposure and enhancement of broadcast and sponsorship revenues -- Management believes that spectator interest in stock car racing will continue to grow, thereby increasing broadcast media and sponsors' interest in the sport. This growth has allowed the Company to expand its television coverage to include more races and to negotiate more favorable broadcast rights fees with television
                                       2
              networks as well as to negotiate more favorable contract terms with sponsors. The Company intends to increase media exposure of its current NASCAR events, to add television coverage to other speedway events and to further increase sponsorship revenue.
     (Bullet) Further development of the Legends Car business -- In 1992, the
              Company developed the Legends Circuit for which it manufactures and sells cars and parts used in Legends Circuit racing events and is the official sanctioning body. At retail prices starting at less than $12,900, management believes that Legends Cars are economically affordable to a new group of racing enthusiasts who previously could not race on an organized circuit. Legends Cars are an increasingly important part of the Company's business, as revenues for this business have grown from $5.7 million in 1994 to $9.8 million in 1996. As an extension of the Legends Car concept, the Company recently released a new, smaller, lower-priced "Bandolero" stock car, which is expected to appeal to younger racing enthusiasts.
     (Bullet) Increases in the daily usage of existing facilities -- Management constantly seeks revenue-producing uses for the Company's speedway facilities on days not committed to racing events. Such other uses include car and truck shows, supercross motorcycle racing, auto fairs, driving schools, vehicle testing and settings for television commercials, concerts, print advertisements and motion pictures. For example, in June 1997, the Company hosted two music concerts at its newly constructed TMS facility with the music promoter's reported total attendance in excess of 600,000.
     (Bullet) Acquisition and development of additional motorsports facilities -- The Company also considers growth by acquisition and development of motorsports facilities as appropriate opportunities arise. The Company continuously seeks to locate, acquire, develop and operate venues which the Company feels are underdeveloped or underutilized and to capitalize on markets where the pricing of sponsorship and television rights are considerably more lucrative. For example, as part of this strategy, the acquisition of SPR's operations marked the Company's entry into the Northern California market, which is also currently the 5th largest television market in the United States.
                              Recent Developments
     New Speedway Events. On July 26, 1997, CMS sponsored its first IRL racing event, which was attended by the third largest crowd ever for that series. On August 22 and 23, 1997, BMS sponsored NASCAR-sanctioned Busch Grand National and Winston Cup racing events, the "Food City 250" and the "Goody's Headache Powder 500", respectively. Weekend attendance figures totaled more than 184,000 for both the Winston Cup and the Busch Grand National races.
     NCMS. On April 2, 1997, the Company submitted a proposal of merger to the board of directors of North Carolina Motor Speedway, Inc., which owns and operates a Winston Cup-circuit race track in Rockingham, North Carolina ("NCMS"). The Company's current merger proposal contemplates the purchase of all outstanding NCMS capital stock for an aggregate of approximately $72.0 million (or $32.00 per share), payable in cash or shares of Common Stock at the election of each NCMS stockholder. On May 19, 1997, an affiliate of Penske Motorsports, Inc., a promoter of motorsports events unaffiliated with the Company, announced that it had acquired from the principal shareholder of NCMS approximately 65% of the outstanding capital stock of NCMS. On July 7, 1997, the Company's merger proposal was recommended by a special committee of the NCMS board for approval by the NCMS board. On August 5, 1997, however, the NCMS board of directors rejected the Company's proposal. Subsequently, O. Bruton Smith, the Company's Chairman and Chief Executive Officer, filed a civil complaint against NCMS, the directors of NCMS and certain others in his individual capacity as a NCMS shareholder alleging, among other things, breach of director duties.
     1997 Credit Facility. On August 4, 1997, the Company consummated a new long-term, unsecured, senior revolving credit facility (the "1997 Credit Facility") with a borrowing limit of up to $175.0 million. The 1997 Credit Facility is with a syndicate of banks led by NationsBank, N.A. ("NationsBank") and was consummated concurrently with the Prior Offering of the Old Notes. Proceeds from the sale of the Old Notes were used, among other things, to repay and retire the 1996 Credit Facility (as defined herein), which the Company replaced with the 1997 Credit Facility. As of the date hereof, no borrowings are outstanding under the 1997 Credit Facility. For further discussion of the Company's bank credit arrangements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Certain Indebtedness."
                                       3

     Intention to Build New Superspeedway. On September 10, 1997, the Company announced its intention to build a superspeedway in the Atlantic City, New Jersey area. As of the date of this Prospectus, no site or design plan has been chosen. The Company is currently in negotiations with local and state authorities as well as owners of various potential sites. The consideration for the acquisition of a site may be paid in cash, securities of the Company or a combination thereof. No assurance can be given that such a superspeedway will be built by the Company. Construction of such a facility is dependent on several factors, including the acquisition of a suitable site, cooperation of state and local officials and development of a suitable design plan.

                               The Prior Offering
     The outstanding $125.0 million aggregate principal amount of Old Notes were sold by the Company to the Initial Purchasers on August 4, 1997, pursuant to the Purchase Agreement. The Initial Purchasers subsequently resold the Old Notes in reliance on Rule 144A under the Securities Act. The Company and the Initial Purchasers also entered into the Registration Rights Agreement pursuant to which the Company granted certain registration rights for the benefit of the holders of the Old Notes. The Exchange Offer is intended to satisfy certain of the Company's obligations under the Registration Rights Agreement with respect to the Old Notes. See "The Exchange Offer -- Purpose and Effect."
     The Company was incorporated on December 20, 1994 as a Delaware corporation. The Company's Common Stock is traded on the New York Stock Exchange under the symbol "TRK." The Company's principal executive office is located on U.S. Highway 29 North in Concord, North Carolina. Its preferred mailing address is Post Office Box 600, Concord, North Carolina 28026-0600, and its telephone number is (704) 455-3239.
                                       4

                               The Exchange Offer

The Exchange Offer..................  The Company is offering upon the terms and subject to the conditions set forth herein and in the Letter of Transmittal to exchange the New Notes for the outstanding Old Notes. As of the date of this Prospectus, $125.0 million in aggregate principal amount of the Old Notes is outstanding. As of August 29, 1997, there was one registered holder of the Old Notes, Cede
                                      & Co., which held the Old Notes for certain of its participants. See "The
                                      Exchange Offer -- Terms of the Exchange Offer."
Expiration Date.....................  5:00 p.m., New York City time, on October 22, 1997 as the same may be extended from time to time. See "The Exchange Offer -- Expiration Date;
                                      Extensions; Amendments."
Conditions of the Exchange Offer....  The Exchange Offer is not conditioned upon any minimum principal amount of
                                      Old Notes being tendered for exchange. The only condition to the Exchange
                                      Offer is the declaration by the Commission of the effectiveness of the
                                      Registration Statement of which this Prospectus constitutes a part (the
                                      "Exchange Offer Registration Statement"). See "The Exchange
                                      Offer -- Conditions of the Exchange Offer."
Termination of Certain Rights.......  Pursuant to the Registration Rights Agreement and the forms of the Old
                                      Notes, holders of Old Notes (i) have rights to receive Liquidated Damages and (ii) have certain rights intended for the holders of unregistered securities. Holders of New Notes will not be and, upon consummation of the
                                      Exchange Offer, holders of Old Notes will no longer be, entitled to (i) the right to receive Liquidated Damages or (ii) certain other rights under the
                                      Registration Rights Agreement intended for holders of unregistered securities except in certain limited circumstances. See "The Exchange
                                      Offer -- Termination of Certain Rights" and "Procedures for Tendering Old
                                      Notes."
Accrued Interest....................  The New Notes will bear interest at a rate equal to 8 1/2% per annum.
                                      Interest shall accrue from August 4, 1997 or from the most recent Interest
                                      Payment Date with respect to the Old Notes to which interest was paid or duly provided for. See "Description of Notes -- Principal, Maturity and
                                      Interest."
Procedures for Tendering Old
  Notes.............................  Unless a tender of Old Notes is effected pursuant to the procedures for book-entry transfer as provided herein, each holder desiring to accept the
                                      Exchange Offer must complete and sign the Letter of Transmittal, have the signature thereon guaranteed if required by the Letter of Transmittal, and mail or deliver the Letter of Transmittal, together with the Old Notes or a
                                      Notice of Guaranteed Delivery (as defined in the Letter of Transmittal) and any other required documents (such as evidence of authority to act, if the
                                      Letter of Transmittal is signed by someone acting in a fiduciary or representative capacity), to the Exchange Agent (as defined herein) at the address set forth on the back cover page of this Prospectus prior to 5:00
                                      p.m., New York City time, on the Expiration Date. Any Beneficial Owner (as defined herein) of the Old Notes whose Old Notes are registered in the name of a nominee, such as a broker, dealer, commercial bank or trust company and who wishes to tender Old Notes in the Exchange Offer, should instruct such entity or person to tender promptly on such Beneficial Owner's behalf.
                                      See "The Exchange Offer -- Procedures for Tendering Old Notes."
Guaranteed Delivery Procedures......  Holders of Old Notes who wish to tender their Old Notes and (i) whose Old
                                      Notes are not immediately available or (ii) who cannot deliver their Old
                                      Notes or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date (or complete the procedure for book-entry transfer on a timely basis), may tender their Old Notes according to the guaranteed delivery procedures set forth in the Letter of
                                      Transmittal. See "The Exchange Offer -- Guaranteed Delivery Procedures."
Acceptance of Old Notes and Delivery
  of New Notes......................  Following effectiveness of the Exchange Offer Registration Statement and
                                      the consummation of the Exchange Offer thereafter, the Company will accept any and all Old Notes that are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The New
                                      Notes issued pursuant to the Exchange Offer will be delivered promptly after acceptance of the Old Notes. See "The Exchange Offer -- Acceptance of
                                      Old Notes for Exchange; Delivery of New Notes."
Withdrawal Rights...................  Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New
                                      York City time, on the Expiration Date. See "The Exchange Offer --
                                      Withdrawal Rights."
The Exchange Agent..................  First Trust National Association is the exchange agent (in such capacity, the "Exchange Agent"). The address and telephone number of the Exchange
                                      Agent are set forth in "The Exchange Offer -- The Exchange Agent;
                                      Assistance."
Fees and Expenses...................  All expenses incident to the Company's consummation of the Exchange Offer and compliance with the Registration Rights Agreement will be borne by the
                                      Company. The Company will also pay certain transfer taxes applicable to the
                                      Exchange Offer. See "The Exchange Offer -- Fees and Expenses."
Resales of the New Notes............  Based on existing interpretations by the staff of the Commission set forth in "no-action" letters issued to third parties, the Company believes that
                                      New Notes issued pursuant to the Exchange Offer to any holder of Old Notes in exchange for Old Notes may be offered for resale, resold and otherwise transferred by such holder (other than (i) a broker-dealer who purchased the Old Notes directly from the Company for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the
                                      Securities Act or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such holder is acquiring the New Notes in the ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in a distribution of the New
                                      Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer, where such Old Notes were acquired by such broker as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "The Exchange Offer -- Resales of the New Notes" and
                                      "Plan of Distribution."
Effect of Not Tendering Old Notes
  for Exchange......................  Old Notes that are not tendered or that are not properly tendered will, following the expiration of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof. The Company will have no further obligations to provide for the registration under the Securities
                                      Act of such Old Notes following the expiration of the Exchange Offer, and such Old Notes will, bear interest at the same rate as the New Notes.

                            Description of New Notes

     The form and terms of the New Notes will be identical in all material respects to the form and terms of the Old Notes, except that (i) the New Notes will have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof, (ii) holders of the New Notes will not be entitled to Liquidated Damages which terminate upon consummation of the Exchange Offer and (iii) holders of the New Notes will not be, and upon consummation of the Exchange Offer, holders of the Old Notes will no longer be, entitled to certain rights under the Registration Rights Agreement intended for the holders of unregistered securities, except in limited circumstances. See "Exchange Offer -- Termination of Certain Rights." The Exchange Offer shall be deemed consummated upon the delivery by the Company to the Registrar under the Indenture of the New Notes in the same aggregate principal amount as the aggregate principal amount of Old Notes that are tendered by holders thereof pursuant to the Exchange Offer. See "The Exchange Offer -- Termination of Certain Rights," " -- Procedures for Tendering Old Notes" and "Description of Notes."

Securities Offered..................  The New Notes which consist of $125,000,000 aggregate principal amount of
                                      8 1/2% Senior Subordinated Notes Due 2007 of the Company.
Maturity Date.......................  August 15, 2007.
Interest Payment Dates..............  February 15 and August 15, commencing February 15, 1998.
Optional Redemption.................  On or after August 15, 2002, the Company may redeem the Notes, in whole or in part, at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption.
Mandatory Redemption................  None.
Ranking.............................  The Notes will be general unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior
                                      Indebtedness, which will include borrowings under the 1997 Credit Facility.
                                      As of August 29, 1997, the Notes were subordinate to approximately $20.2 million of outstanding Senior Indebtedness. The Indenture pursuant to which the New Notes will be, and the Old Notes are, issued permits the Company and its subsidiaries to incur additional indebtedness, including additional
                                      Senior Indebtedness, subject to certain limitations. See "Description of
                                      Notes -- Subordination."
Guarantees..........................  The New Notes will be, and the Old Notes are, unconditionally guaranteed
                                      (the "Guarantees"), jointly and severally, on a senior subordinated basis by each of the existing and future domestic subsidiaries of the Company
                                      (other than the Company's Unrestricted Subsidiary) and each other subsidiary of the Company that guarantees the Company's obligations under the 1997 Credit Facility (each a "Guarantor" and, collectively, the
                                      "Guarantors"). The Guarantees will be subordinated in right of payment to all existing and future Guarantor Senior Indebtedness (as defined herein)
                                      of the relevant Guarantor. As of August 29, 1997, the Notes were subordinate to approximately $20.2 million of outstanding Senior
                                      Indebtedness, which also constitutes Guarantor Senior Indebtedness. See
                                      "Description of Notes -- Subsidiary Guarantees."
Change of Control...................  Upon a Change of Control (as defined herein), the Company will be required to make an offer to repurchase all outstanding Notes at 101% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of repurchase.
Covenants...........................  The Indenture restricts, among other things, the Company's ability to incur additional indebtedness and issue preferred stock, incur liens to secure pari passu or subordinated indebtedness, pay dividends or make certain restricted payments, apply net proceeds from certain asset sales, enter into certain transactions with affiliates, incur indebtedness that is subordinate in right of payment to any Senior Indebtedness and senior in right of

                                       7

                                      payment to the Notes, merge or consolidate with any other person, sell stock of subsidiaries or sell, assign, transfer, lease, convey or otherwise dispose of substantially all of the assets of the Company. See "Description of Notes -- Certain Covenants."
Absence of a Public Market for the
  New Notes.........................  The New Notes are a new issue of securities with no established market.
                                      Accordingly, there can be no assurance as to the development or liquidity of any market for the New Notes. The Initial Purchasers have advised the
                                      Company that they currently intend to make a market in the New Notes.
                                      However, the Initial Purchasers are not obligated to do so, and any market making with respect to the New Notes may be discontinued at any time without notice. The Company does not intend to apply for listing of the New
                                      Notes on a securities exchange.


                                  Risk Factors
     See "Risk Factors" for a discussion of certain factors that should be considered in evaluating the Exchange Offer.
                                       8

                           Summary Financial Data(1)

                                                                                                                    Six
                                                                                                                   Months
                                                                                                                   Ended
                                                               Year Ended December 31,                            June 30,
                                           1992           1993           1994           1995           1996         1996
                                                   (in thousands, except per share, ratios and selected data)
Income Statement Data:
Total revenues.........................      $47,774       $54,568        $64,537        $75,573       $102,113   $53,146
Total operating expenses...............       32,736        36,497         43,749         45,884         62,771    31,884
Operating income.......................       15,038        18,071         20,788         29,689         39,342    21,262
Interest expense (2)...................        4,527         4,520          4,282            917            693       566
Income from continuing operations......        6,453         9,241         10,470         19,590         26,405    13,680
Net income.............................        5,878         9,203         10,176         19,457         26,405    13,680
Other Data:
EBITDA(3)..............................      $19,915       $24,273        $27,307        $39,100        $51,348   $27,039
Depreciation and amortization..........        4,289         4,375          4,500          4,893          7,598     3,796
Capital expenditures...................        5,294         3,696          5,009         40,718        147,741    69,102
Ratio of EBITDA to interest
  charges(3)...........................         4.4x          5.4x           6.4x          42.6x          14.6x     24.3x
Ratio of earnings to fixed
  charges(4)...........................         3.4x          4.3x           5.2x          36.1x          11.5x     19.8x
Ratio of total debt to EBITDA..........                                                                    2.3x
Pro forma ratio of EBITDA to interest
  charges(5)...........................                                                                   12.3x     18.7x
Pro forma ratio of earnings to fixed
  charges(5)...........................                                                                    9.2x     13.9x
Selected Data:
SMI major NASCAR-sanctioned events.....            8             8              8              8             12         7
Total SMI admissions(6)................      770,000       818,000        866,000        934,000      1,114,000
Attendance at all Winston Cup
  events(7)............................    3,700,000     4,020,000      4,896,000      5,327,000      5,588,000
                                           1997
Income Statement Data:
Total revenues.........................  $119,594
Total operating expenses...............    69,504
Operating income.......................    50,090
Interest expense (2)...................     1,482
Income from continuing operations......    29,254
Net income.............................    29,254
Other Data:
EBITDA(3)..............................   $58,331
Depreciation and amortization..........     7,119
Capital expenditures...................   104,671
Ratio of EBITDA to interest
  charges(3)...........................     11.7x
Ratio of earnings to fixed
  charges(4)...........................      9.7x
Ratio of total debt to EBITDA..........
Pro forma ratio of EBITDA to interest
  charges(5)...........................     10.8x
Pro forma ratio of earnings to fixed
  charges(5)...........................      8.8x
Selected Data:
SMI major NASCAR-sanctioned events.....        10
Total SMI admissions(6)................
Attendance at all Winston Cup
  events(7)............................

                                                                          December 31,           June 30, 1997
                                                                              1996         Actual       Pro Forma(8)
Balance Sheet Data (at end of period):
Working capital........................................................     $  3,644      $ 13,799        $ 35,347
Total assets...........................................................      409,284       528,617         553,277
Total long-term debt, including current maturities(9)..................      115,630       194,077         218,737
Stockholders' equity...................................................      204,735       234,014         234,014

(Footnotes on following page)
                                       9

(1) The year end data for 1992 to 1995 include AMS and CMS, and for 1996 include as well BMS, acquired in January 1996, and SPR, acquired in November 1996. The quarterly data for the six-month period ended June 30, 1997 include AMS, BMS, CMS, TMS and SPR, and for the six-month period ended June 30, 1996 include AMS, BMS, CMS and TMS and exclude SPR. See Note 1 to each of the Unaudited and Audited Consolidated Financial Statements.

(2) Interest expense excludes interest income and is net of capitalized interest of $2,834,000, $546,000 and $3,515,000 for the year ended December 31, 1996, and the six-month periods ended June 30, 1996 and 1997, respectively. No interest costs were capitalized from 1992 through 1995.
(3) EBITDA represents income from continuing operations before interest expense, income taxes and depreciation and amortization. EBITDA is included herein because management believes that certain investors may find EBITDA useful for measuring a company's ability to service its debt; however, EBITDA does not represent cash flow from operations, as defined by generally accepted accounting principles, and should not be considered as a substitute for net income as an indicator of the Company's operating performance or for cash flow as a measure of liquidity. The ratio of EDITDA to interest charges is computed by dividing interest, whether expensed or capitalized, into EBITDA. This ratio should be examined in conjunction with the Audited and Unaudited Consolidated Financial Statements of the Company included elsewhere herein.
(4) The ratio of earnings to fixed charges is computed by dividing fixed charges into income from continuing operations before income taxes plus fixed charges, adjusted to exclude interest capitalized during the period. Fixed charges consist of interest, whether expensed or capitalized, amortization of financing costs and the estimated interest component of rent expense.
(5) Pro forma ratio of earnings to fixed charges and pro forma ratio of EBITDA to interest charges assume that all bank debt outstanding during 1996, and the six-month periods ended June 30, 1996 and 1997 was refinanced with the proceeds of the Prior Offering. The effect of such refinancing is an increase in fixed charges of $950,000, $492,000 and $558,000 and an increase in interest charges of $639,000, $336,000 and $402,000 for 1996, and the six-month periods ended June 30, 1996 and 1997, respectively. The pro forma ratio of earnings to fixed charges and pro forma ratio of EBITDA to interest charges do not reflect any income earned from the proceeds of the Prior Offering in excess of the refinanced bank debt amounts.
(6) "Total SMI admissions" consists of tickets issued for Winston Cup, Busch Grand National and Automobile Racing Club of America ("ARCA") races and other race-related events.
(7) Source: Goodyear.
(8) Adjusted to give effect to the sale of the Old Notes offered by the Company in the Prior Offering and the use of the net proceeds therefrom. See "Use of Proceeds."
(9) As of June 30, 1997, on a pro forma basis after giving effect to the issuance of the Old Notes and application of the net proceeds therefrom, the Company would have had $20,077,000 of outstanding Senior Indebtedness.
                                       10

                                  RISK FACTORS
     Prospective investors should carefully consider the following factors, in addition to the other information in this Prospectus and in the documents incorporated herein by reference, before deciding to accept the Exchange Offer. Significant Leverage and Debt Service.
     Upon consummation of the Prior Offering and the application of the net proceeds therefrom, the Company was significantly leveraged. At June 30, 1997, on a pro forma basis after giving effect to the consummation of the Prior Offering and the application of the net proceeds therefrom in the manner described in "Use of Proceeds," the Company would have had total consolidated outstanding long-term debt of approximately $218.7 million. In addition, subject to the restrictions in the 1997 Credit Facility and the Indenture, the Company and its subsidiaries may incur additional indebtedness (including additional Senior Indebtedness) from time to time to finance acquisitions, capital expenditures or for general corporate purposes. Senior Indebtedness includes all indebtedness of the Company, whether existing on or created or incurred after the date of the issuance of the Notes, that is not made subordinate to or pari passu with the Notes by the instrument creating the indebtedness. See "Description of Notes -- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock." At the closing of the Prior Offering and after the application of the net proceeds therefrom, the Company had unused borrowing capacity of approximately $175.0 million under the 1997 Credit Facility. See "Use of Proceeds" and "Description of Certain Indebtedness."
     The level of the Company's indebtedness could have important consequences to holders of the Notes, including: (i) a substantial portion of the Company's cash flow from operations must be dedicated to debt service and will not be available for other purposes; (ii) the Company's ability to obtain additional debt financing in the future for other acquisitions, working capital or capital expenditures may be limited; and (iii) the Company's level of indebtedness could limit its flexibility in reacting to changes in its industry or economic conditions generally.
     The Company's ability to pay interest on the Notes and to satisfy its other debt obligations will depend upon its future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond its control, as well as the availability of borrowings under the 1997 Credit Facility or any successor credit facilities. The Company will require substantial amounts of cash to fund scheduled payments of principal and interest on its outstanding indebtedness as well as future capital expenditures and any increased working capital requirements. If the Company is unable to meet its cash requirements out of cash flow from operations and its available borrowings, there can be no assurance that it will be able to obtain alternative financing. In the absence of such financing, the Company's ability to respond to changing business and economic conditions, to absorb adverse operating results, to fund capital expenditures or to make future acquisitions may be adversely affected. In addition, actions taken by the lending banks under the 1997 Credit Facility are not subject to approval by the holders of the Notes. If the Company does not generate sufficient increases in cash flow from operations to repay the Notes at maturity, it could attempt to refinance the Notes; however, no assurance can be given that such a refinancing would be available on terms acceptable to the Company, if at all. Any failure by the Company to satisfy its obligations with respect to the Notes at maturity (with respect to payments of principal) or prior thereto (with respect to payments of interest or required repurchases) would constitute a default under the Indenture and could cause a default under the 1997 Credit Facility and agreements governing other indebtedness, if any, of the Company. See "Description of Certain Indebtedness."
Subordination of Notes and Guarantees.
     The Old Notes are, and the New Notes will be, subordinated in right of payment to all existing and future Senior Indebtedness of the Company, including borrowings under the 1997 Credit Facility. In the event of insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the business of the Company or upon a default in payment with respect to any Senior Indebtedness of the Company or an event of default with respect to such indebtedness resulting in the acceleration thereof, the assets of the Company will be available to pay the amounts due on the Notes only after all Senior Indebtedness of the Company has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. Each Guarantee
                                       11
will be similarly subordinated in right of payment to all existing and future Guarantor Senior Indebtedness, including such Guarantor's guaranty of the Company's indebtedness under the 1997 Credit Facility and such Guarantor's obligations under its capital leases. In addition, under certain circumstances, the Company will not be permitted to pay its obligations under the Notes in the event of a default under certain Senior Indebtedness. The aggregate principal amount of Senior Indebtedness of the Company as of August 29, 1997 was approximately $20.2 million. Additional Senior Indebtedness may be incurred by the Company from time to time, subject to certain restrictions. See "Description of Notes -- Subordination."
Holding Company Structure.
     The Company conducts its operations through its direct and indirect subsidiaries and has no operations of its own. The Company will be dependent on the cash flow from its subsidiaries in order to meet its debt service obligations, including its obligations under the Notes. Except as required under the Guarantees, the Company's subsidiaries have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and certain loans and advances to the Company by such subsidiaries may be subject to certain statutory or contractual restrictions, are contingent upon the earnings of such subsidiaries and are subject to various business considerations. For a description of restrictions on the ability of the Company's subsidiaries to pay dividends, see "Description of Certain Indebtedness" and "Description of Notes -- Certain Covenants." Although the Company expects to receive sufficient funds from its subsidiaries to enable it to meet its debt service obligations under the Notes, there can be no assurance that it will be able to do so.
     Subject to the Guarantees, the Company's holding company structure effectively subordinates payments on the Notes to any liabilities of subsidiaries of the Company. As of August 29, 1997, the Company had approximately $20.2 million of Senior Indebtedness.
Restrictions Imposed by Terms of the Company's Indebtedness.
     The Indenture restricts, among other things, the ability of the Company and its subsidiaries to incur additional indebtedness, pay dividends or make certain other restricted payments, incur liens to secure pari passu or subordinated indebtedness, sell stock of subsidiaries, apply net proceeds from certain asset sales, merge or consolidate with any other person, sell, assign, transfer, lease, convey or otherwise dispose of substantially all of the assets of the Company, enter into certain transactions with affiliates, or incur indebtedness that is subordinate in right of payment to any Senior Indebtedness and senior in right of payment to the Notes. As a result of these covenants, the ability of the Company to respond to changing business and economic conditions and to secure additional financing, if needed, may be significantly restricted, and the Company may be prevented from engaging in transactions that might otherwise be considered beneficial to the Company. See "Description of Notes" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."
     The 1997 Credit Facility contains more extensive and restrictive covenants and restrictions than the Indenture and requires the Company to maintain specified financial ratios and satisfy certain financial condition tests. The Company's ability to meet those financial ratios and tests can be affected by events beyond its control, and there can be no assurance that the Company will meet those tests. A breach of any of these covenants could result in a default under the 1997 Credit Facility. Upon the occurrence of an event of default under the 1997 Credit Facility, the lenders thereunder could elect to declare all amounts outstanding, including accrued interest or other obligations, to be immediately due and payable. If the Company were unable to repay these amounts, such lenders could proceed against the collateral, if any, granted to them to secure that indebtedness. If any Senior Indebtedness were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full the Senior Indebtedness and the other indebtedness of the Company, including the Notes. See "Description of Certain Indebtedness -- 1997 Credit Facility."
Fraudulent Conveyance Statutes.
     Under applicable provisions of federal bankruptcy law or comparable provisions of state fraudulent transfer law, if, among other things, the Company or any Guarantor, at the time it incurred the indebtedness evidenced by the Notes or its Guarantee, as the case may be, (i)(a) was or is insolvent or rendered insolvent by reason of such occurrence or (b) was or is engaged in a business or transaction for which the assets remaining with the Company
                                       12
or such Guarantor constituted unreasonably small capital or (c) intended or intends to incur, or believed or believes that it would incur, debts beyond its ability to pay such debts as they mature, and (ii) the Company or such Guarantor received or receives less than reasonably equivalent value or fair consideration for the incurrence of such indebtedness, the Notes and the Guarantee could be voided, or claims in respect of the Notes or the Guarantees could be subordinated to all other debts of the Company or such Guarantor, as the case may be. The voiding or subordination of any of such pledges or other security interests or of any of such indebtedness could result in an Event of Default (as defined in the Indenture) with respect to such indebtedness, which could result in acceleration thereof. In addition, the payment of interest and principal by the Company pursuant to the Notes or the payment of amounts by a Guarantor pursuant to a Guarantee could be voided and required to be returned to the person making such payment, or to a fund for the benefit of the creditors of the Company or such Guarantor, as the case may be.
     The measures of insolvency for purposes of the foregoing considerations will vary depending upon the law applied in any proceeding with respect to the foregoing. Generally, however, the Company or a Guarantor would be considered insolvent if (i) the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets at a fair valuation or if the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature or (ii) it could not pay its debts as they become due.
     To the extent any Guarantees were voided as a fraudulent conveyance or held unenforceable for any other reason, holders of Notes would cease to have any claim in respect of such Guarantor and would be creditors solely of the Company and any Guarantor whose Guarantee was not voided or held unenforceable. In such event, the claims of the holders of Notes against the issuer of an invalid Guarantee would be subject to the prior payment of all liabilities of such Guarantor. There can be no assurance that, after providing for all prior claims, if any, there would be sufficient assets to satisfy the claims of the holders of Notes relating to any voided portions of any of the Guarantees.
     On the basis of their historical financial information, recent operating history as discussed in "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other factors, each of the Company and the Guarantors believes that, after giving effect to the indebtedness incurred in connection with the Prior Offering, it
(i) is not insolvent, does not have unreasonably small capital for the businesses in which it is engaged and has not incurred debts beyond its ability to pay such debts as they mature and (ii) has sufficient assets to satisfy any probable money judgment against it in any pending action. There can be no assurance, however, as to what standard a court would apply in making such determinations.
Potential Inability to Fund a Change of Control Offer.
     Upon a Change of Control, the Company is required to offer to repurchase all outstanding Notes at 101% of the principal amount thereof plus accrued and unpaid interest to the repurchase date and Liquidated Damages (as applicable to the Old Notes prior to consummation of the Exchange Offer). However, there can be no assurance that sufficient funds will be available at the time of any Change of Control to make any required repurchases of Notes tendered. Moreover, the 1997 Credit Facility provides that certain change of control events with respect to the Company would constitute a default thereunder. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to holders of Notes. There can be no assurance that the Company will be able to obtain appropriate consents under the 1997 Credit Facility to enable it to fulfill such repurchase obligations. Notwithstanding these provisions, the Company could enter into certain transactions, including certain recapitalizations, that would not constitute a Change of Control but would increase the amount of debt outstanding at such time. See "Description of Notes -- Repurchase at the Option of Holders."
Relationship with NASCAR.
     The Company's success has been and will remain dependent to a significant extent upon maintaining a good working relationship with NASCAR, the sanctioning body for Winston Cup and Busch Grand National races. The Company currently holds licenses to sponsor nine Winston Cup races and six Busch Grand National races. In 1996, NASCAR-sanctioned races accounted for approximately 83% of the Company's total revenues (80% on a
                                       13
pro forma basis if SPR were owned by the Company for the entire year ended December 31, 1996). Each NASCAR event license is awarded on an annual basis. Although management believes that its relationship with NASCAR is good, NASCAR is under no obligation to continue to license the Company to sponsor any event. Nonrenewal of a NASCAR event license would have a material adverse effect on the Company's financial condition and results of operations. The Company's strategy has included growth through the addition of motorsports facilities. There can be no assurance that the Company will continue to obtain NASCAR licenses to sponsor races at such facilities. See "NASCAR."
Competition.
     Motorsports promotion is a competitive industry. The Company competes in regional and national markets to sponsor events, especially NASCAR-sanctioned events. Certain of the Company's competitors have resources that exceed those of the Company. NASCAR is owned by Bill France, Jr. and the France family, who also control International Speedway Corporation ("ISC"). ISC presently holds licenses to sponsor nine Winston Cup races, more than any other track owner except for the Company. Bill France, Jr. also has made a substantial investment in Penske Motorsports, Inc., another track operator. The Company also competes locally with other sports and entertainment businesses, many of which have resources that exceed those of the Company. There can be no assurance that the Company will maintain or improve its position in light of such competition. See "Offering Memorandum Summary -- Recent Developments -- NCMS" and
"Business -- Competition."
Financial Impact of Bad Weather.
     The Company sponsors and promotes outdoor motorsports events. Weather conditions affect sales of tickets, concessions and souvenirs, among other things, at these events. Although the Company sells tickets well in advance of its events, poor weather conditions can have an effect on the Company's results of operations.
Industry Sponsorships and Government Regulation.
     The motorsports industry generates significant revenue each year from the promotion, sponsorship and advertising of various companies and their products. Government regulation can adversely impact the availability to motorsports of this promotion, sponsorship and advertising revenue. Advertising by the tobacco and liquor industries is generally subject to greater governmental regulation than advertising by other sponsors of the Company's events. In addition, certain of the Company's sponsorship contracts are terminable upon the implementation of adverse regulations. In August 1996, the U.S. Food and Drug Administration published final regulations that substantially restrict tobacco industry sponsorship of sporting events. Implementation of the new regulations affecting sponsorship is scheduled to occur in February 1998. The Company is aware of several pending legal challenges to the regulations by third parties which, the Company believes, are likely to extend the regulatory process. The final outcome of this regulatory process is uncertain, and the impact on the Company, if any, is unclear.
     In June 1997, tobacco industry representatives, health groups, state attorneys general and certain plaintiffs' lawyers reached a settlement that would, among other things, impose strict new limits on tobacco marketing and advertising, including a ban on outdoor billboards and sponsoring sporting events. The settlement must be approved by Congress and the President before it becomes effective. There can be no assurance as to when or whether any such approval will be obtained; the final outcome of this approval process and its effects on the terms of the settlement are uncertain at the date of this Prospectus. No assurance can be given that the tobacco industry will continue to sponsor sporting events, that suitable alternative sponsors could be located or that NASCAR will continue to sanction individual racing events sponsored by the tobacco industry at any of the Company's facilities. Advertising and sponsorship revenue from the tobacco industry accounted for approximately 1% of the Company's total revenues in both fiscal 1995 and 1996. In addition, the tobacco industry provides financial support to the motorsports industry through, among other things, its purchase of advertising time, sponsorship of racing teams and racing series such as NASCAR's Winston Cup series.
Dependence on Key Personnel.
     The Company's success depends upon the availability and performance of its senior management, particularly O. Bruton Smith, the Company's Chairman and Chief Executive Officer, and H.A. "Humpy" Wheeler, its President and Chief Operating Officer, who have managed the Company as a team for over 20 years. Their
                                       14
experience within the industry, especially their working relationship with NASCAR, will continue to be of considerable importance to the Company. The loss of any of the Company's key personnel or its inability to attract and retain key employees in the future could have a material adverse effect on the Company's operations and business plans. See "NASCAR," "Business -- Growth Strategy" and "Management."
Seasonality and Expected Quarterly Losses.
     The Company has derived a substantial portion of its total revenues from admissions and event-related revenue attributable to NASCAR-sanctioned races held in March, April, May, August, October and November. As a result, the Company's business has been, and is expected to remain, highly seasonal. During 1995 and 1996, the Company's second and fourth quarters accounted, on average, for approximately 77% of the Company's total annual revenues and approximately 100% of its total annual operating income. During 1997, the Company expects the second quarter to represent a significantly higher percentage of annual revenues and operating income as a result of the addition of racing events at TMS and the scheduling of racing events at SPR. The Company sometimes produces an operating loss during its first quarter, when it sponsors only one Winston Cup race. The concentration of the Company's racing events in the second quarter and the growth in the Company's operations with attendant increases in overhead expenses will tend to increase operating losses in future first and third quarters. Additionally, race dates at the Company's various facilities may from time to time be changed, lessening the comparability of the financial results of quarters between years and increasing or decreasing the seasonal nature of the Company's business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and " -- Seasonality and Quarterly Results."
Control of the Company.
     As of August 29, 1997, Mr. Smith, who is the Chairman of the Company, owned, directly and indirectly, approximately 70.2% of the outstanding shares of Common Stock. As a result, Mr. Smith will continue to control the outcome of substantially all issues submitted to the Company's stockholders, including the election of all of the Company's directors.
Legal Proceedings.
     As a result of an audit of AMS with respect to its tax years ended November 30, 1988 and October 31, 1990, the Internal Revenue Service (the "IRS") has asserted that AMS is liable for additional income taxes, penalties and interest. The total assessment including taxes, penalties and interest (net of tax benefit for deductibility of interest) through June 30, 1997 is approximately $7.7 million. In November 1993, AMS filed a protest contesting the assessment. Management intends to continue contesting the allegations of a deficiency. There can be no assurance, however, that the ultimate resolution of this proceeding, which is expected in 1997, will not have a material adverse effect on the Company's results of operations or financial condition. For additional information concerning such IRS audit and certain other legal proceedings, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 11 to Audited Consolidated Financial Statements.
Liability for Personal Injuries.
     Motorsports can be dangerous to participants and to spectators. The Company maintains insurance policies that provide coverage within limits that are sufficient, in management's judgment, to protect the Company from material financial loss due to liability for personal injuries sustained by persons on the Company's premises in the ordinary course of the Company business. Nevertheless, there can be no assurance that such insurance will be adequate at all times and in all circumstances. The Company also may be subject to product liability claims, for which it is self-insured, with respect to the manufacture and sale of Legends Cars. The Company's financial condition and results of operations would be adversely affected to the extent claims and associated expenses exceed insurance recoveries. See " -- Legal Proceedings."
Environmental Matters.
     Solid waste landfilling has occurred on and around the Company's property at CMS for many years. Landfilling of general categories of municipal solid waste on the CMS property ceased in 1992. There are two landfills currently operating at CMS, however, that are permitted to receive inert debris and waste from land
                                       15
clearing activities. Management believes that the Company's operations, including the landfills on its property, are in substantial compliance with all applicable federal, state and local environmental laws and regulations. Nonetheless, if damage to persons or property or contamination of the environment is determined to have been caused by the conduct of the Company's business or by pollutants, substances, contaminants or wastes used, generated or disposed of by the Company, or which may be found on the property of the Company, the Company may be held liable for such damage and may be required to pay the cost of investigation or remediation, or both, of such contamination or damage caused thereby. The amount of such liability, as to which the Company is self-insured, could be material. Changes in federal, state or local laws, regulations or requirements, or the discovery of previously unknown conditions, could require additional expenditures by the Company. For further discussion of environmental matters, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."
Absence of Public Market.
     The New Notes are a new issue of securities, have no established trading market and may not be widely distributed. The Company does not intend to list the New Notes on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automation Quotation System. The Company has been advised by the Initial Purchasers that they presently intend to make a market in the New Notes. However, the Initial Purchasers are not obligated to do so and any market making activities with respect to the New Notes may be discontinued at any time without notice. In addition, such market making activity will be subject to the limitations imposed by the Exchange Act and may be limited during the Exchange Offer and at certain other times. No assurance can be given that an active public or other market will develop for the New Notes or as to the liquidity of or the trading market for the New Notes. If a trading market does not develop or is not maintained, holders of the New Notes may experience difficulty in reselling the New Notes or may be unable to sell them at all. If a market for the New Notes develops, any such market may be discontinued at any time. If a public trading market develops for the New Notes, future trading prices of the New Notes will depend on many factors including, among other things, prevailing interest rates, the Company's results of operations and the market for similar securities. Depending on prevailing interest rates, the market for similar securities and other factors, including the financial condition of the Company, the New Notes may trade at a discount from their principal amount.
                               THE EXCHANGE OFFER
Purpose and Effect
     The Old Notes were sold by the Company to the Initial Purchasers on August 4, 1997, pursuant to the Purchase Agreement. The Initial Purchasers subsequently resold the Old Notes in reliance on Rule 144A under the Securities Act. The Company, each existing domestic subsidiary of the Company (other than the Unrestricted Subsidiary) and the Initial Purchasers also entered into the Registration Rights Agreement, pursuant to which the Company agreed, with respect to the Old Notes and subject to the Company's determination that the Exchange Offer is permitted under applicable law, to (i) cause to be filed, on or prior to October 3, 1997, a registration statement with the Commission under the Securities Act concerning the Exchange Offer, (ii) use its best efforts (a) to cause such registration statement to be declared effective by the Commission on or prior to December 2, 1997 and (b) to commence the Exchange Offer and to issue, on or prior to 30 business days after the date on which the registration statement is declared effective by the Commission, New Notes in exchange for all Old Notes tendered prior thereto in the Exchange Offer. This Exchange Offer is intended to satisfy the Company's exchange offer obligations under the Registration Rights Agreement.
Consequences of Failure to Exchange Old Notes
     Following the expiration of the Exchange Offer, holders of Old Notes not tendered, or not properly tendered, will not have any further registration rights and such Old Notes will continue to be subject to the existing restrictions on transfer thereof. Accordingly, the liquidity of the market for a holder's Old Notes could be adversely affected upon expiration of the Exchange Offer if such holder elects to not participate in the Exchange Offer.
                                       16

Terms of the Exchange Offer
     The Company hereby offers, upon the terms and subject to the conditions set forth herein and in the accompanying Letter of Transmittal, to exchange $1,000 in principal amount of the New Notes for each $1,000 in principal amount of the outstanding Old Notes. The Company will accept for exchange any and all Old Notes that are validly tendered on or prior to 5:00 p.m., New York City time, on the Expiration Date. Tenders of the Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. However, the Exchange Offer is subject to the terms and provisions of the Registration Rights Agreement. See " -- Conditions of the Exchange Offer."
     Old Notes may be tendered only in multiples of $1,000. Subject to the foregoing, holders of Old Notes may tender less than the aggregate principal amount represented by the Old Notes held by them, provided that they appropriately indicate this fact on the Letter of Transmittal accompanying the tendered Old Notes (or so indicate pursuant to the procedures for book-entry transfer).

     As of the date of this Prospectus, $125.0 million in aggregate principal amount of the Old Notes is outstanding. As of August 29, 1997, there was one registered holder of the Old Notes, Cede, as nominee for DTC, which held the Old Notes for certain of its participants. Solely for reasons of administration, the Company has fixed the close of business on September 12, 1997 as the record date (the "Record Date") for purposes of determining the persons to whom this Prospectus and the Letter of Transmittal will be mailed initially. Only a holder of the Old Notes (or such holder's legal representative or attorney-in-fact) may participate in the Exchange Offer. There will be no fixed record date for determining holders of the Old Notes entitled to participate in the Exchange Offer. The Company believes that, as of the date of this Prospectus, no such holder is an affiliate (as defined in Rule 405 under the Securities Act) of the Company.

     The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders of Old Notes and for the purposes of receiving the New Notes from the Company.
     If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.
Expiration Date; Extensions; Amendments

     The Expiration Date shall be October 22, 1997 at 5:00 p.m., New York City time, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the Expiration Date shall be the latest date and time to which the Exchange Offer is extended.

     In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.
     The Company reserves the right, in its sole discretion (subject to the terms and provisions of the Registration Rights Agreement), (i) to delay accepting any Old Notes, (ii) to extend the Exchange Offer, (iii) if any of the conditions set forth below under " -- Conditions of the Exchange Offer" shall not have been satisfied, to terminate the Exchange Offer, by giving oral or written notice of such delay, extension, or termination to the Exchange Agent, and (iv) to amend the terms of the Exchange Offer in any manner. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders of the Old Notes. Modification of the Exchange Offer, including, but not limited to,
(i) extension of the period during which the Exchange Offer is open and (ii) satisfaction of the conditions set forth below under " -- Conditions of the Exchange Offer", may require that at least ten business days remain in the Exchange Offer.
Conditions of the Exchange Offer
     The Exchange Offer is not conditioned upon any minimum principal amount of the Old Notes being tendered for exchange. However, the Exchange Offer is conditioned upon the declaration by the Commission of the effectiveness of the Exchange Offer Registration Statement of which this Prospectus constitutes a part.
                                       17

Termination of Certain Rights
     The Registration Rights Agreement provides that, subject to certain exceptions, in the event of a Registration Default, holders of Old Notes are entitled to receive Liquidated Damages of $0.05 per week per $1,000 principal amount of Old Notes held by such holders (up to a maximum of $0.30 per week per $1,000 principal amount of Old Notes). A "Registration Default" with respect to the Exchange Offer shall occur if: (i) the Company fails to file any of the registration statements prescribed by the Registration Rights Agreement with the Commission on or prior to October 3, 1997; (ii) such a registration statement is not declared effective by the Commission on or prior to December 2, 1997 (the "Effectiveness Target Date"), (iii) the Company fails to consummate the Exchange Offer within 30 business days after the Effectiveness Target Date with respect to the Exchange Offer Registration Statement, or (d) the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective during the period specified in the Registration Rights Agreement. Holders of New Notes will not be and, upon consummation of the Exchange Offer, holders of Old Notes will no longer be, entitled to (i) the right to receive Liquidated Damages or (ii) certain other rights under the Registration Rights Agreement intended for holders of Old Notes, except in certain limited circumstances. The Exchange Offer shall be deemed consummated upon the delivery by the Company to the Registrar under the Indenture of New Notes in the same aggregate principal amount as the aggregate principal amount of Old Notes that are tendered by holders thereof pursuant to the Exchange Offer.
Accrued Interest
     The New Notes will bear interest at a rate equal to 8 1/2% per annum, which interest shall accrue from August 4, 1997 or from the most recent Interest Payment Date with respect to the Old Notes to which interest was paid or duly provided for. See "Description of Notes -- Principal, Maturity and Interest." Procedures for Tendering Old Notes
     The tender of a holder's Old Notes as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a holder who wishes to tender Old Notes for exchange pursuant to the Exchange Offer must transmit such Old Notes, together with a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to the Exchange Agent at the address set forth on the back cover page of this Prospectus prior to 5:00 p.m., New York City time, on the Expiration Date. THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT THE HOLDER USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.
     Each signature on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes surrendered for exchange pursuant hereto are tendered (i) by a registered holder of the Old Notes who has not completed either the box entitled "Special Exchange Instructions" or the box entitled "Special Delivery Instructions" in the Letter of Transmittal, or (ii) by an Eligible Institution (as defined herein). In the event that a signature on a Letter of Transmittal or a notice of withdrawal, as the case may be, is required to be guaranteed, such guarantee must be by a firm which is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or otherwise be an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (collectively, "Eligible Institutions"). If the Letter of Transmittal is signed by a person other than the registered holder of the Old Notes, the Old Notes surrendered for exchange must either (i) be endorsed by the registered holder, with the signature thereon guaranteed by an Eligible Institution, or (ii) be accompanied by a bond power, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered holder, with the signature thereon guaranteed by an Eligible Institution. The term "registered holder" as used herein with respect to the Old Notes means any person in whose name the Old Notes are registered on the books of the Registrar.
                                       18

     All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of Old Notes tendered for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered and to reject any Old Notes the Company's acceptance of which might, in the judgement of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to particular Old Notes either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender Old Notes in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes for exchange must be cured within such period of time as the Company shall determine. The Company will use reasonable efforts to give notification of defects or irregularities with respect to tenders of Old Notes for exchange but shall not incur any liability for failure to give such notification. Tenders of the Old Notes will not be deemed to have been made until such irregularities have been cured or waived.
     If any Letter of Transmittal, endorsement, bond power, power of attorney or any other document required by the Letter of Transmittal is signed by a trustee, executor, corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing and, unless waived by the Company, proper evidence satisfactory to the Company, in its sole discretion, of such person's authority to so act must be submitted.
     Any beneficial owner of the Old Notes (a "Beneficial Owner") whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Old Notes in the Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on such Beneficial Owner's behalf. If such Beneficial Owner wishes to tender directly, such Beneficial Owner must, prior to completing and executing the Letter of Transmittal and tendering Old Notes, make appropriate arrangements to register ownership of the Old Notes in such Beneficial Owner's name. Beneficial Owners should be aware that the transfer of registered ownership may take considerable time.
     By tendering, each registered holder will represent to the Company that, among other things (i) the New Notes to be acquired in connection with the Exchange Offer by the holder and each Beneficial Owner of the Old Notes are being acquired by the holder and each Beneficial Owner in the ordinary course of business of the holder and each Beneficial Owner, (ii) the holder and each Beneficial Owner are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the New Notes, (iii) the holder and each Beneficial Owner acknowledge and agree that any person participating in the Exchange Offer for the purpose of distributing the New Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the New Notes acquired by such person and cannot rely on the position of the staff of the Commission set forth in "no-action" letters that are discussed herein under " -- Resales of the New Notes," (iv) that if the holder is a broker-dealer that acquired Old Notes as a result of market making or other trading activities, it will deliver a prospectus in connection with any resale of New Notes acquired in the Exchange Offer, (v) the holder and each Beneficial Owner understand that a secondary resale transaction described in clause (iii) above should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K of the Securities Act, and (vi) neither the holder nor any Beneficial Owner is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company except as otherwise disclosed to the Company in writing. Guaranteed Delivery Procedures
     Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available or (ii) who cannot deliver their Old Notes or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date, may tender their Old Notes according to the guaranteed delivery procedures set forth in the Letter of Transmittal. Pursuant to such procedures: (i) such tender must be made by or through an Eligible Institution and a Notice of Guaranteed Delivery (as defined in the Letter of Transmittal) must be signed by such holder, (ii) on or prior to the Expiration Date, the Exchange Agent must have received from the holder and the Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number or numbers of the tendered Old Notes, and the principal amount of tendered Old Notes, stating that the tender is
                                       19
being made thereby and guaranteeing that, within four business days after the date of delivery of the Notice of Guaranteed Delivery, the tendered Old Notes, a duly executed Letter of Transmittal and any other required documents will be deposited by the Eligible Institution with the Exchange Agent, and (iii) such properly completed and executed documents required by the Letter of Transmittal and the tendered Old Notes in proper form for transfer must be received by the Exchange Agent within four business days after the Expiration Date. Any Holder who wishes to tender Old Notes pursuant to the guaranteed delivery procedures described above must ensure that the Exchange Agent receives the Notice of Guaranteed Delivery and Letter of Transmittal relating to such Old Notes prior to 5:00 p.m., New York City time, on the Expiration Date.
Acceptance of Old Notes for Exchange; Delivery of New Notes
     Upon satisfaction or waiver of all the conditions to the Exchange Offer, the Company will accept any and all Old Notes that are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The New Notes issued pursuant to the Exchange Offer will be delivered promptly after acceptance of the Old Notes. For purposes of the Exchange Offer, the Company shall be deemed to have accepted validly tendered Old Notes, when, as, and if the Company has given oral or written notice thereof to the Exchange Agent.
     In all cases, issuances of New Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of such Old Notes, a properly completed and duly executed Letter of Transmittal and all other required documents; provided, however, that the Company reserves the absolute right to waive any defects or irregularities in the tender or conditions of the Exchange Offer. If any tendered Old Notes are not accepted for any reason, such unaccepted Old Notes will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.
Withdrawal Rights
     Tenders of the Old Notes may be withdrawn by delivery of a written notice to the Exchange Agent at its address set forth on the back cover page of this Prospectus at any time prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes, as applicable), (iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by a bond power in the name of the person withdrawing the tender, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered holder, with the signature thereon guaranteed by an Eligible Institution together with any other documents required upon transfer by the Indenture, and (iv) specify the name in which such Old Notes are to be re-registered, if different from the Depositor, pursuant to such documents of transfer. Any questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, in its sole discretion. The Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes which have been tendered for exchange but which are withdrawn will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal. Properly withdrawn Old Notes may be re-tendered by following one of the procedures described under "The Exchange Offer -- Procedures for Tendering Old Notes" at any time on or prior to the Expiration Date.
The Exchange Agent; Assistance
     First Trust National Association is the Exchange Agent. All tendered Old Notes, executed Letters of Transmittal and other related documents should be directed to the Exchange Agent. Questions and requests for assistance and requests for additional copies of this Prospectus, the Letter of Transmittal and other related documents should be addressed to the Exchange Agent as follows:
                                       20

                        BY REGISTERED OR CERTIFIED MAIL:
                        First Trust National Association
                             180 East Fifth Street
                                   Suite 200
                           St. Paul, Minnesota 55101
                              Attn: Kathe Barrett
                         BY HAND OR OVERNIGHT COURIER:
                        First Trust National Association
                             180 East Fifth Street
                                   Suite 200
                           St. Paul, Minnesota 55101
                              Attn: Kathe Barrett
                                 BY FACSIMILE:
                              (612) 244-0711 (MN)
                   Confirm by Telephone: (612) 244-0719 (MN)
Fees and Expenses
     All expenses incident to the Company's consummation of the Exchange Offer and compliance with the Registration Rights Agreement will be borne by the Company including, without limitation: (i) all registration and filing fees and expenses (including fees and expenses of compliance with state securities or Blue Sky laws), (ii) printing expenses (including expenses of printing certificates for the New Notes in a form eligible for deposit with DTC and of printing Prospectuses), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company, and (v) fees and disbursements of independent certified public accountants.
     The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptance of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.
     The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.
Accounting Treatment
     The New Notes will be recorded at the same carrying value as the Old Notes, as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss will be recognized by the Company for accounting purposes. The expenses of the Exchange Offer will be amortized over the term of the New Notes.
Resales of the New Notes
     Based on an interpretation by the staff of the Commission set forth in "no-action" letters issued to third parties, the Company believes that the New Notes issued pursuant to the Exchange Offer to a holder in exchange for Old Notes may be offered for resale, resold and otherwise transferred by such holder (other than (i) a broker-dealer who purchased Old Notes directly from the Company for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act, or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities
Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such holder is acquiring the New Notes in the ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in a distribution of the New Notes. The Company has not requested or obtained an interpretive letter from the Commission staff with respect to this Exchange Offer, and the Company and the holders are not entitled to rely on interpretive advice provided by the staff to other persons, which advice was based on the facts and conditions represented in such letters. However, the Exchange Offer is being conducted in a manner intended to be consistent with the facts and conditions represented in such letters. If any holder acquires New Notes in the
                                       21

Exchange Offer for the purpose of distributing or participating in a distribution of the New Notes, such holder cannot rely on the position of the staff of the Commission enunciated in Morgan Stanley & Co., Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available April 13, 1989), or interpreted in the Commission's letter to Shearman & Sterling (available July 2, 1993), or similar "no-action" or interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, unless an exemption from registration is otherwise available. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."
     It is expected that the New Notes will be freely transferable by the holders thereof, subject to the limitations described in the immediately preceding paragraph. Sales of New Notes acquired in the Exchange Offer by holders who are "affiliates" of the Company within the meaning of the Securities Act will be subject to certain limitations on resale under Rule 144 of the Securities Act. Such persons will only be entitled to sell New Notes in compliance with the volume limitations set forth in Rule 144, and sales of New Notes by affiliates will be subject to certain Rule 144 requirements as to the manner of sale, notice and the availability of current public information regarding the Company. Any such persons must consult their own legal counsel for advice as to any restrictions that might apply to the resale of their Notes.
                                USE OF PROCEEDS
     There will be no cash proceeds payable to the Company from the Exchange Offer. The Company is conducting the Exchange Offer to satisfy certain of the Company's obligations under the Registration Rights Agreement executed in connection with the issuance of the Old Notes.
                                       22

                                 CAPITALIZATION
     The following table sets forth the capitalization of the Company on a historical basis as of June 30, 1997, and on a pro forma basis to give effect to the sale of the Old Notes in the Prior Offering and the application of the net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with the Audited and Unaudited Consolidated Financial Statements (including the notes thereto) included elsewhere in this Prospectus.

                                                                                               June 30, 1997
                                                                                               (in thousands)
                                                                                           Actual     Pro Forma(1)
Long-term debt, including current maturities:
  Bank and other loans payable.........................................................   $101,300      $  1,300
  Capital lease obligation.............................................................     18,777        18,777
  8 1/2% Senior subordinated notes.....................................................         --       124,660
  5 3/4% Convertible subordinated debentures...........................................     74,000        74,000
     Total long-term debt..............................................................    194,077       218,737
Stockholders' equity:
  Preferred stock, par value $0.10 per share,
     3,000,000 shares authorized, no shares issued
     and outstanding...................................................................         --            --
  Common stock, par value $0.01 per share, 200,000,000 shares authorized, 41,309,000
     shares issued and outstanding(2)..................................................        413           413
  Additional paid-in capital...........................................................    155,246       155,246
  Retained earnings....................................................................     78,602        78,602
  Deduct:
     Unrealized loss on marketable equity securities...................................       (247)         (247)
     Total stockholders' equity........................................................    234,014       234,014
          Total capitalization.........................................................   $428,091      $452,751

(1) Assumes that net proceeds of $121,547,500 from the sale of the Old Notes were applied to pay down approximately $100.0 million in bank debt outstanding as of June 30, 1997, with the remaining net proceeds being placed in short-term investments. See "Use of Proceeds."
(2) Excludes 1,404,000 shares of Common Stock reserved for issuance upon the exercise of options granted to date pursuant to the Company's stock option plans and excludes any Common Stock that may be issued upon conversion of the Debentures.
                                       23

                            SELECTED FINANCIAL DATA
     The following selected financial data for the five years ended December 31, 1996 have been derived from audited financial statements. The financial statements for the three years ended December 31, 1996 were audited by Deloitte & Touche LLP, independent auditors, and these financial statements and auditors' report are contained elsewhere in this Prospectus. The financial data for the six-month periods ended June 30, 1996 and 1997 are derived from unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which the Company's management considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended June 30, 1997 are not indicative of the results that may be expected for the entire year ending December 31, 1997. All of the data set forth below are qualified by reference to, and should be read in conjunction with, the Company's Audited and Unaudited Consolidated Financial Statements (including the notes thereto), and its "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere in this Prospectus.

                                                                                                    Six Months Ended
                                                            Year Ended December 31,                     June 30,
                                                 1992      1993      1994      1995      1996       1996        1997
                                                                 (in thousands, except per share data)
Income Statement Data(1):
Revenues:
  Admissions................................... $26,018   $27,727   $31,523   $36,569   $52,451    $27,306     $56,455
  Event-related revenue........................  19,096    22,115    24,814    27,783    36,414     19,040      55,117
  Other operating revenue......................   2,660     4,726     8,200    11,221    13,248      6,800       8,022
      Total revenues...........................  47,774    54,568    64,537    75,573   102,113     53,146     119,594
Operating Expenses:
  Direct expense of events.....................  16,553    17,778    18,327    19,999    30,173     15,133      39,893
  Other direct operating expense...............   1,844     3,715     6,110     7,611     8,005      4,333       4,850
  General and administrative...................  10,050    10,629    11,812    13,381    16,995      8,622      15,792
  Non-cash stock compensation(2)...............      --        --     3,000        --        --         --          --
  Depreciation and amortization................   4,289     4,375     4,500     4,893     7,598      3,796       7,119
  Preoperating expense of new facility(3)......      --        --        --        --        --         --       1,850
      Total operating expenses.................  32,736    36,497    43,749    45,884    62,771     31,884      69,504
Operating income...............................  15,038    18,071    20,788    29,689    39,342     21,262      50,090
Interest income (expense), net(4)..............  (4,291)   (4,128)   (3,855)      (24)    1,316        449        (382)
Other income...................................     352     1,435     1,592     3,625     2,399        966          22
Income from continuing operations before income
  taxes........................................  11,099    15,378    18,525    33,290    43,057     22,677      49,730
Provision for income taxes.....................   4,646     6,137     8,055    13,700    16,652      8,997      20,476
Income from continuing operations..............   6,453     9,241    10,470    19,590    26,405     13,680      29,254
Discontinued operations........................    (575)      (38)     (294)       --        --         --          --
Income before extraordinary
  item.........................................   5,878     9,203    10,176    19,590    26,405     13,680      29,254
Extraordinary item, net........................      --        --        --      (133)       --         --          --
Net income..................................... $ 5,878   $ 9,203   $10,176   $19,457   $26,405    $13,680     $29,254
Income from continuing operations applicable to
  Common Stock(5)..............................                     $ 7,464   $19,590   $26,405    $13,680     $29,254
Income per share from continuing operations
  applicable to Common Stock(6)................                     $  0.25   $  0.53   $  0.64    $  0.34     $  0.69
Weighted average shares outstanding(6).........                      30,400    37,275    41,301     40,490      42,093

                                                                                                         Six Months Ended
                                                        Year Ended December 31,                              June 30,
                                       1992         1993         1994         1995         1996         1996         1997
                                                   (in thousands, except per share, ratios and selected data)
Other Data:
  Cash flows provided by (used
    in):
    Operating activities..........     $10,610      $12,582      $13,993      $31,045      $37,384     $24,789      $45,079
    Financing activities..........      (5,310)      (3,687)     (11,423)      18,371      171,861     118,648       77,906
    Investing activities..........      (6,527)      (4,770)      (3,887)     (46,330)    (197,125)    (93,966)    (112,340 )
  EBITDA(7).......................      19,915       24,273       27,307       39,100       51,348      27,039       58,331
  Depreciation and
    amortization..................       4,289        4,375        4,500        4,893        7,598       3,796        7,119
  Capital expenditures............       5,294        3,696        5,009       40,718      147,741      69,102      104,671
  Ratio of EBITDA to interest
    charges(7)....................        4.4x         5.4x         6.4x        42.6x        14.6x       24.3x        11.7x
  Ratio of earnings to fixed
    charges(8)....................        3.4x         4.3x         5.2x        36.1x        11.5x       19.8x         9.7x
  Ratio of total debt
    to EBITDA.....................                                                            2.3x
  Pro forma ratio of EBITDA
    to interest charges(9)........                                                           12.3x       18.7x        10.8x
  Pro forma ratio of earnings to
    fixed charges(9)..............                                                            9.2x       13.9x         8.8x
Selected Data:
  SMI major NASCAR-sanctioned
    events........................           8            8            8            8           12           7           10
  Total SMI admissions(10)........     770,000      818,000      866,000      934,000    1,114,000
  Attendance at all Winston Cup
    events(11)....................   3,700,000    4,020,000    4,896,000    5,327,000    5,588,000

                                                           December 31,                           June 30, 1997
                                          1992      1993      1994       1995       1996      Actual    Pro Forma(12)
Balance Sheet Data (at end of
  period)(1):
Working capital........................  $(6,307)  $(2,039)  $(1,344)  $ (1,816)  $  3,644   $ 13,799     $  35,347
Total assets...........................   79,999    89,184    93,453    136,446    409,284    528,617       553,277
Total long-term debt, including current
  maturities(13).......................   46,081    43,564    47,261      1,806    115,630    194,077       218,737
Stockholders' equity...................   11,086    16,517    19,232     95,380    204,735    234,014       234,014

 (1) The year-end data for 1992 to 1995 include AMS and CMS, and for 1996 include as well BMS, acquired in January 1996, and SPR, acquired in November 1996. The data for the six-month period ended June 30, 1997 include AMS, BMS, CMS, SPR and TMS, and for the six-month period ended June 30, 1996 include AMS, BMS, CMS and TMS and exclude SPR. See Note 1 to each of the Unaudited and Audited Consolidated Financial Statements.
 (2) On December 21, 1994, the Company granted options to nine employees to purchase an aggregate of 800,000 shares of Common Stock at an exercise price of $3.75 per share. As a result, the Company recorded a non-cash stock compensation charge of $3.0 million (before taxes) in December 1994. See Note 15 to the Audited Consolidated Financial Statements.
 (3) Preoperating expenses consist of non-recurring and non-event related costs to develop, organize and open the Company's new superspeedway facility, Texas Motor Speedway, which hosted its first racing event on April 6, 1997.
 (4) Interest income (expense), net is net of capitalized interest of $2,834,000, $546,000 and $3,515,000 for the year ended December 31, 1996, and the six month periods ended June 30, 1996 and 1997, respectively. No interest costs were capitalized from 1992 through 1995.
 (5) These data represent reported income from continuing operations less accretion in 1994 in the estimated redemption value of certain warrants to purchase AMS stock. On December 16, 1994, AMS redeemed such warrants from an affiliate of NationsBank. See Note 10 to the Audited Consolidated Financial Statements.
 (6) The 1994 income per share from continuing operations applicable to Common Stock has been prepared on a pro forma basis to reflect the 30.4 million common shares outstanding after giving effect to a restructuring whereby CMS and AMS became wholly-owned subsidiaries of SMI, including 400,000 common equivalent shares arising from stock options. See Note 1 to the Audited Consolidated Financial Statements.
 (7) EBITDA represents income from continuing operations before interest expense, income taxes and depreciation and amortization. EBITDA is included herein because management believes that certain investors find it to be a useful tool for measuring a company's ability to service its debt; however, EBITDA does not represent cash flow from operations, as defined by generally accepted accounting principles, and should not be considered as a substitute for net income as an indicator of the Company's operating performance or for cash flow as a measure of liquidity. The ratio of EBITDA to interest charges is computed by dividing interest, whether expensed or capitalized, into EBITDA. This ratio should be
                                       25
     examined in conjunction with the Audited and Unaudited Consolidated Financial Statements of the Company included elsewhere herein.
 (8) The ratio of earnings to fixed charges is computed by dividing fixed charges into income from continuing operations before income taxes plus fixed charges, adjusted to exclude interest capitalized during the period. Fixed charges consist of interest, whether expensed or capitalized, amortization of financing costs and the estimated interest component of rent expense.
 (9) Pro forma ratio of earnings to fixed charges and pro forma ratio of EBITDA to interest charges assume that all bank debt outstanding during 1996, and the six month periods ended June 30, 1996 and 1997 was refinanced with the proceeds of the Old Notes. The effect of such refinancing is an increase in fixed charges of $950,000, $492,000 and $558,000 and an increase in interest charges of $639,000, $336,000 and $402,000 for 1996, and the six month periods ended June 30, 1996 and 1997, respectively. The pro forma ratio of earnings to fixed charges and pro forma ratio of EBITDA to interest charges do not reflect any income earned from the proceeds of the Prior Offering in excess of the financed bank debt amounts.
(10) "Total SMI admissions" consists of tickets issued for Winston Cup, Busch Grand National and ARCA races and other race-related events.
(11) Source: Goodyear.
(12) Adjusted to give effect to the sale of the Old Notes offered by the Company in the Prior Offering and the use of the net proceeds therefrom. See "Use of Proceeds."
(13) As of June 30, 1997, on a pro forma basis after giving effect to the issuance of the Old Notes and application of the net proceeds therefrom, the Company would have had $20,077,000 of outstanding Senior Indebtedness.
                                       26

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following discussion and analysis is qualified in its entirety by and should be read in conjunction with the Audited and Unaudited Consolidated Financial Statements (including the notes thereto) appearing elsewhere in this Prospectus.
Overview
     The Company derives revenues principally from the sale of tickets to automobile races and other events held at its speedway facilities, from food and beverage concession sales and souvenir sales made during such events, from the sale of sponsorships to companies that desire to advertise or sell their products or services at such events and from the licensing of television, cable network and radio rights to broadcast such events. The Company derives additional revenue from The Speedway Club, a dining and entertainment facility at CMS, and Legends Car operations.
     The Company classifies its revenues as admissions, event-related revenues and other operating revenue. "Admissions" includes ticket sales for all of the Company's events. "Event related revenues" includes concession and souvenir sales, luxury suite rentals, sponsorship fees and broadcast right fees. "Other operating revenue" includes the Speedway Club and Legends Car revenues.
     The Company classifies its expenses to include direct expense of events and other direct operating expense, among other things. "Direct expense of events" principally consists of race purses, sanctioning fees, cost of souvenir sales, compensation of certain employees and advertising and, prior to 1995, management fees to Sonic Financial Corporation ("Sonic"), a majority shareholder of the Company controlled by the Company's Chairman. "Other direct operating expense" includes the cost of the Speedway Club and Legends Car sales.
     The Company's revenue items produce different operating margins. Sponsorships, broadcast rights, ticket sales and luxury suite rentals produce higher margins than concessions and souvenir sales, as well as Legends Car sales.
     The Company sponsors and promotes outdoor motorsports events. Weather conditions affect sales of tickets, concessions and souvenirs, among other things, at these events. Although the Company sells tickets well in advance of its events, poor weather conditions can have an effect on the Company's results of operations.
     The Company has derived a substantial portion of its total revenues from admissions and event-related revenue attributable to NASCAR-sanctioned races held in March, April, May, August, October and November. As a result, the Company's business has been, and is expected to remain, highly seasonal. During 1995 and 1996, the Company's second and fourth quarters accounted, on average, for approximately 77% of the Company's total annual revenues and approximately 100% of its total annual operating income. During 1997, the Company expects the second quarter to represent a significantly higher percentage of annual revenues and operating income as a result of the addition of racing events at TMS and the scheduling of racing events at SPR. The Company sometimes produces an operating loss during its first quarter, when it hosts only one NASCAR race weekend. The concentration of the Company's racing events in the second quarter and the growth in the Company's operations with attendant increases in overhead expenses will tend to increase operating losses in future first and third quarters. Additionally, race dates at the Company's various facilities may from time to time be changed, lessening the comparability of the financial results of quarters between years and increasing or decreasing the seasonal nature of the Company's business.
     Significant growth in the Company's revenues will depend on consistent investment in facilities. In addition to several capital projects underway at AMS, BMS, CMS, and SPR, the construction of TMS was substantially completed before hosting its first major NASCAR Winston Cup race on April 6, 1997.
     The Company does not believe that its financial performance has been materially affected by inflation. The Company has been able to mitigate the effects of inflation by increasing prices.
                                       27

Results of Operations
     The table below shows the relationship of income and expense items relative to total revenue for the fiscal years ended December 31, 1994, 1995 and 1996 and for the three and six months ended June 30, 1996 and 1997.

                                                           Percentage of Total Revenue for
                                                                         Three Months       Six Months
                                             Year Ended December 31,    Ended June 30,    Ended June 30,
                                             1994     1995     1996     1996     1997     1996     1997
Revenues:
  Admissions..............................    48.8%    48.4%    51.4%    55.3%    49.2%    51.4%    47.2%
  Event-related revenue...................    38.5     36.8     35.6     35.4     46.5     35.8     46.1
  Other operating revenue.................    12.7     14.8     13.0      9.3      4.3     12.8      6.7
     Total revenues.......................   100.0%   100.0%   100.0%   100.0%   100.0%   100.0%   100.0%
Operating Expenses:
  Direct expense of events................    28.4%    26.5%    29.6%    28.0     33.8     28.5%    33.4%
  Other direct operating expense..........     9.5     10.0      7.8      6.0      2.7      8.2      4.1
  General and administrative..............    18.3     17.7     16.7     11.3      8.3     16.2     13.2
  Non-cash stock compensation.............     4.6     --       --       --       --       --       --
  Depreciation and amortization...........     7.0      6.5      7.4      5.0      4.3      7.1      6.0
  Preoperating expense of new facility....    --       --       --       --        1.8     --        1.5
     Total operating expenses.............    67.8     60.7     61.5     50.3     50.9     60.0     58.1
Operating income..........................    32.2     39.3     38.5     49.7     49.1     40.0     41.9
Interest income (expense), net............    (6.0)    --        1.3      1.7     (0.8)     0.8     (0.3)
Other income (expense), net...............     2.5      4.7      2.4      2.4     (0.2)     1.8      0.0
Income tax provision......................   (12.5)   (18.1)   (16.3)   (21.2)   (19.8)   (16.9)   (17.1)
Net income................................    16.2%    25.9%    25.9%    32.6%    28.3%    25.7%    24.5%

  Three Months Ended June 30, 1997 Compared To Three Months Ended June 30, 1996
     Total Revenues. Total revenues for the three months ended June 30, 1997 increased by $63.3 million, or 155.1%, to $104.1 million, over such revenues for the same year earlier period. This improvement was due to increases in all revenue items, particularly admissions and event related revenues.
     Admissions for the three months ended June 30, 1997 increased by $28.7 million or 127.1%, over admissions for the same year earlier period. This increase was due primarily to hosting major NASCAR Winston Cup series racing events at each of the Company's new speedways, TMS and SPR, to hosting a NASCAR Craftsman Truck Series and an IRL racing event at TMS, and to growth in NASCAR sanctioned racing events held at BMS and CMS during the current quarter. The growth in admissions reflects the continued increases in attendance, additions to permanent seating capacity and, to a lesser extent, ticket prices.
     Event related revenue for the three months ended June 30, 1997 increased by $34.0 million, or 235.1%, over such revenue for the same year earlier period. The increase was due primarily to hosting major NASCAR Winston Cup series racing events at the Company's new speedways, TMS and SPR, to hosting NASCAR Craftsman Truck Series and IRL racing events at TMS, and to the growth in attendance, including related increases in concessions and souvenir sales, at BMS and CMS.
     Other operating revenue for the three months ended June 30, 1997 increased by $680,000, or 17.9%, over such revenue for the same year earlier period. This increase was primarily attributable to operating revenues derived from rental revenues of SPR, which was acquired in November 1996, and to an increase in Legends Car revenues.
                                       28

     Direct Expense of Events. Direct expense of events for the three months ended June 30, 1997 increased by $23.8 million, or 207.9%, over such expense for the same year earlier period. This increase was due primarily to hosting major NASCAR Winston Cup series racing events at TMS and SPR, to hosting NASCAR Craftsman Truck Series and IRL racing events at TMS, to higher operating costs associated with the growth in attendance and seating capacity at BMS and CMS, and to increases in the size of race purses required for NASCAR sanctioned racing events held during the current quarter. As a percentage of admissions and event related revenues combined, direct expense of events for the three months ended June 30, 1997 was 35.3% compared to 30.9% for the same year earlier period. Such increase, which was expected, results primarily from proportionately higher operating expenses associated with TMS's inaugural race weekend, and at SPR, relative to operating margins historically achieved at the Company's other speedways.
     Other Direct Operating Expense. Other direct operating expense for the three months ended June 30, 1997 increased by $355,000, or 14.6%, over such expense for the same year earlier period. The increase occurred primarily due to the expenses associated with the increase in other operating revenues derived from SPR and Legends Cars.
     General and Administrative. As a percentage of total revenues, general and administrative expense decreased from 11.2% for the three months ended June 30, 1996 to 8.4% for the three months ended June 30, 1997. This improvement reflects continuing scale efficiencies associated with revenue increases outpacing increases in general and administrative expenses. General and administrative expense for the three months ended June 30, 1997 increased by $4.1 million, or 89.5%, over such expense for the same year earlier period. The increase was due primarily to general and administrative expenses incurred during the three months ended June 30, 1997 by SPR, acquired in November 1996, and at TMS.
     Depreciation and Amortization. Depreciation and amortization expense for the three months ended June 30, 1997 increased by $2.4 million or 116.5%, over such expense for the same year earlier period. This increase was due to property and equipment of TMS placed into service upon hosting of its first racing event in April 1997, to additions to property and equipment at AMS, BMS and CMS, and from the property and equipment and goodwill and other intangible assets related to the acquisition of SPR.
     Preoperating Expense Of New Facility. Preoperating expenses for the three months ended June 30, 1997 of $1.85 million consist of non-recurring and non-event related costs to develop, organize and open TMS.
     Operating Income. Operating income for the three month period ended June 30, 1997 increased by $30.9 million, or 152.0%, over such income for the same year earlier period. This increase was due to the factors discussed above.
     Interest Income (Expense), Net. Interest expense, net for the three months ended June 30, 1997 was $877,000, compared to interest income, net for the three months ended June 30, 1996 of $686,000. This change was due to higher average borrowings for construction funding and lower levels of cash invested in the three months ended June 30, 1997 as compared to the same year earlier period. The change was also due to capitalizing interest costs of $1.4 million in the three months ended June 30, 1997 compared to $546,000 in the three months ended June 30, 1996.
     Other Income (Expense). Other expense for the three months ended June 30, 1997 was $179,000, compared to other income of $971,000 for the same year earlier period. This change was due to fewer gains recognized on sales of marketable equity securities during the three months ended June 30, 1997 compared to the same year earlier period. In addition, the decrease reflects recognition of the Company's loss in equity method investee of $105,000 in the three months ended June 30, 1997 compared to equity income of $299,000 in the three months ended June 30, 1996. The decrease also reflects the expensing of unamortized debt issuance costs of $242,000 in connection with replacing the bank Credit Facility.
     Income Tax Provision. The Company's effective income tax rate for the three months ended June 30, 1997 and 1996 was 41% and 40%, respectively.
     Net Income. Net income for the three months ended June 30, 1997 increased by $16.2 million, or 122.0%, compared to the three months ended June 30, 1996. This increase was due to the factors discussed above.
                                       29

  Six Months Ended June 30, 1997 Compared To Six Months Ended June 30, 1996
     Total Revenues. Total revenues for the six months ended June 30, 1997 increased by $66.4 million, or 125.0%, to $119.6 million, over such revenues for the same year earlier period. This improvement was due to increases in all revenue items, particularly admissions and event related revenues.
     Admissions for the six months ended June 30, 1997 increased by $29.1 million, or 106.7%, over admissions for the same year earlier period. This increase was due primarily to hosting major NASCAR Winston Cup series racing events at each of the Company's new speedways, TMS and SPR, to hosting a NASCAR Craftsman Truck Series and an IRL racing event at TMS, and to growth in NASCAR sanctioned racing events held at AMS, BMS, and CMS during the current period. The growth in admissions reflects the continued increases in attendance, additions to permanent seating capacity and, to a lesser extent, ticket prices.
     Event related revenue for the six months ended June 30, 1997 increased by $36.1 million, or 189.5%, over such revenue for the same year earlier period. The increase was due primarily to hosting major NASCAR Winston Cup series racing events at the Company's new speedways, TMS and SPR, to hosting a NASCAR Craftsman Truck Series and an IRL racing event at TMS, to the growth in attendance, including related increases in concessions and souvenir sales, and to increases in broadcast rights and sponsorship fees.
     Other operating revenue for the six months ended June 30, 1997 increased by $1.2 million, or 18.0%, over such revenue for the same year earlier period. This increase was primarily attributable to operating revenues derived from Oil-Chem Research Corp. and its subsidiary ("Oil-Chem") and to rental revenues from SPR, which were acquired in April and November 1996, respectively, and to an increase in Legends Car revenues.
     Direct Expense of Events. Direct expense of events for the six months ended June 30, 1997 increased by $24.8 million, or 163.6%, over such expense for the same year earlier period. This increase was due primarily to hosting major NASCAR Winston Cup series racing events at TMS and SPR, to hosting NASCAR Craftsman Truck Series and IRL racing events at TMS, to higher operating costs associated with the growth in attendance and seating capacity at BMS and CMS, and to increases in the size of race purses required for NASCAR sanctioned racing events held during the current period. As a percentage of admissions and event related revenues combined, direct expense of events for the six months ended June 30, 1997 was 35.8% compared to 32.7% for the same year earlier period. Such increase, which was expected, results primarily from proportionately higher operating expenses associated with TMS's inaugural race weekend, and at SPR, relative to operating margins historically achieved at the Company's other speedways.
     Other Direct Operating Expense. Other direct operating expense for the six months ended June 30, 1997 increased by $517,000, or 11.9%, over such expense for the same year earlier period. The increase occurred primarily due to the expenses associated with the increase in other operating revenues derived from SPR, Oil-Chem and Legends Cars.
     General and Administrative. As a percentage of total revenues, general and administrative expense decreased from 16.2% for the six months ended June 30, 1996 to 13.2% for the six months ended June 30, 1997. This improvement reflects continuing scale efficiencies associated with revenue increases outpacing increases in general and administrative expenses. General and administrative expense for the six months ended June 30, 1997 increased by $7.2 million, or 83.2%, over such expense for the same year earlier period. The increase was due primarily to general and administrative expenses incurred during the six months ended June 30, 1997 by Oil-Chem and SPR, acquired in April 1996 and November 1996, respectively, and at TMS.
     Depreciation and Amortization. Depreciation and amortization expense for the six months ended June 30, 1997 increased by $3.3 million, or 87.5%, over such expense for the same year earlier period. This increase was due to property and equipment of TMS placed into service upon hosting of its first racing event in April 1997, to additions to property and equipment at AMS, BMS and CMS, and from the property and equipment and goodwill and other intangible assets related to the acquisitions of BMS and SPR.
     Preoperating Expense Of New Facility. Preoperating expenses for the six months ended June 30, 1997 of $1.85 million consist of non-recurring and non-event related costs to develop, organize and open TMS.
     Operating Income. Operating income for the six month period ended June 30, 1997 increased by $28.8 million, or 135.6%, over such income for the same year earlier period. This increase was due to the factors discussed above.
                                       30

     Interest Income (Expense), Net. Interest expense, net for the six months ended June 30, 1997 was $382,000, compared to interest income, net for the six months ended June 30, 1996 of $449,000. This change was due to higher average borrowings for construction funding and lower levels of cash invested during the six months ended June 30, 1997 as compared to the same year earlier period. The change also reflects the capitalizing of $3.5 million in interest costs incurred during the six months ended June 30, 1997 on TMS and other construction projects compared to $546,000 for the same year earlier period.
     Other Income. Other income for the six months ended June 30, 1997 decreased by $944,000 over such income for the same year earlier period. This decrease was primarily due to fewer gains recognized on sales of marketable equity securities during the six months ended June 30, 1997 compared to the same year earlier period. In addition, the decrease reflects recognition of the Company's loss in equity method investee of $210,000 in the six months ended June 30, 1997 compared to equity income of $185,000 for the same year earlier period. The decrease also reflects the expensing of unamortized debt issuance costs of $242,000 in connection with replacing the 1996 Credit Facility.
     Income Tax Provision. The Company's effective income tax rate for the six months ended June 30, 1997 and 1996 was 41% and 40%, respectively.
     Net Income. Net income for the six months ended June 30, 1997 increased by $15.6 million, or 113.8%, compared to the six months ended June 30, 1996. This increase was due to the factors discussed above.
  Year Ended December 31, 1996 Compared to Year Ended December 31, 1995
     Total Revenues. Total revenues for 1996 increased by $26.5 million, or 35.1%, to $102.1 million, over such revenues for 1995. This improvement was due to increases in all revenue items, particularly admissions and event related revenues. Admissions for 1996 increased by $15.9 million, or 43.4%, over admissions for 1995. This increase was due primarily to the acquisition of BMS in January 1996, which hosted race events in the first and third quarters of 1996, and to growth in admissions to NASCAR-sanctioned racing events. The growth in admissions reflects the continued increases in attendance, additions to permanent seating capacity and price increases. Event related revenue for 1996 increased by $8.6 million, or 31.1%, over such revenue for 1995. This increase was due primarily to the acquisition of BMS, the growth in admissions, including related increases in concessions and souvenir sales, to increases in sponsorship and broadcast right fees, and to increased rental revenue from newly constructed VIP suites. Other operating revenue for 1996 increased by $2.0 million, or 18.1%, over such revenue for 1995. Legends Car revenues accounted for the substantial portion of this increase.
     Direct Expense of Events. Direct expense of events for 1996 increased by $10.2 million, or 50.9%, over such expense for 1995. Such increase was due primarily to the acquisition of BMS, to increased operating costs associated with the growth in attendance and seating capacity at AMS and CMS, and to increases in the size of purses and sanctioning fees required for NASCAR-sanctioned racing events.
     Other Direct Operating Expense. Other direct operating expense for 1996 increased by $394,000, or 5.2%, over such expense for 1995. The increase was due primarily to increased revenues overall, and the change in sales mix to higher margin part sales, for Legends Cars compared to 1995.
     General and Administrative. As a percentage of total revenues, general and administrative expense decreased from 17.7% for 1995 to 16.7% for 1996. This improvement reflects continuing scale efficiencies associated with revenue increases outpacing increases in general and administrative expenses. General and administrative expense for 1996 increased by $3.6 million, or 27.0%, over such expense for 1995. This change was due primarily to general and administrative expenses incurred at BMS which was acquired in the first quarter of 1996, and to a lesser extent, an increase in the average compensation of employees.
     Depreciation and Amortization. Depreciation and amortization expense for 1996 increased by $2.7 million, or 55.3%, over such expense for 1995. This increase was due primarily to additions to property and equipment at CMS and AMS and from the property and equipment and goodwill and other intangible assets related to the acquisition of BMS.
     Operating Income. Operating income for 1996 increased by $9.7 million, or 32.5%, over such income for 1995. This increase was due to the factors discussed above.
                                       31

     Interest Income (Expense), Net. Interest income, net for 1996 was $1.3 million, compared to interest expense, net for 1995 of $24,000. This change was due to higher levels of cash invested, from the public stock offering that occurred in April 1996 and the convertible subordinated debentures offered in October 1996, as compared to 1995. The change was also due to capitalizing $2.8 million in interest costs incurred in 1996 on TMS and other construction projects. Interest costs capitalized in 1995 were insignificant.
     Other Income. Other income for 1996 decreased by $1.2 million from such income for 1995. This change was due primarily to decreased sales of AMS condominiums and CMS land.
     Provision for Income Taxes. The Company's effective income tax rate for 1996 was 39%, compared to an effective income tax rate for 1995 of 41%.
     Income from Continuing Operations before Extraordinary Item. Income before extraordinary item for 1996 increased by $9.8 million, or 29.3%, over such income for 1995, due to the factors discussed above.
     Extraordinary Item, Net. Upon repaying the long-term debt, related net debt issuance costs previously amortized were written off in 1995, as an extraordinary item. There were no similar charges in 1996.
     Net Income. Net Income for 1996, when compared to 1995, reflects improved earnings in the Company's historical operations, and an increase in income due to the newly acquired BMS facility which hosted two NASCAR sanctioned racing events in 1996.
  Year Ended December 31, 1995 Compared To The Year Ended December 31, 1994
     Total Revenues. Total revenues for 1995 increased by $11.0 million, or 17.1%, to $75.6 million, over such revenues for 1994. This improvement was due to increases in each of the revenue categories. Admissions for 1995 increased by $5.0 million, or 16.0%, over admissions for 1994. This increase was due primarily to additions to permanent seating capacity, growth in attendance at NASCAR-sanctioned racing events, price increases and one additional non-NASCAR event in 1995. Event-related revenue for 1995 increased by $3.0 million, or 12.0%, over such revenue for 1994. This increase was attributable to a significant increase in luxury suite rentals, increased souvenir and concession sales and, to a lesser extent, sponsorship revenue. Other operating revenue for 1995 increased by $3.0 million, or 36.8%, over such revenue for 1994. Legends Car revenues accounted for the substantial portion of this increase.
     Direct Expense of Events. Direct expense of events for 1995 increased by $1.7 million, or 9.1%, over such expense for 1994. Such increase was due to increases in the size of purses and sanctioning fees required for the Company's NASCAR-sanctioned racing events and, to a lesser extent, one additional non-NASCAR event.
     Other Direct Operating Expense. Other direct operating expense for 1995 increased by $1.5 million, or 24.6%, over such expense for 1994. The increase was primarily attributable to the cost of sales associated with the increase in Legends Car revenues.
     General and Administrative. As a percentage of total revenues, general and administrative expense decreased to 17.7% for 1995 from 18.3% for 1994. This improvement was due to scale efficiencies resulting from increases in revenues outpacing increases in general and administrative costs. General and administrative expense for 1995 increased by $1.6 million, or 13.3%, over such expense for 1994. This change was due primarily to the increase in the number of employees, predominantly at 600 Racing, and in average compensation. Increases in Social Security, health insurance and other similar charges associated with increased levels and amounts of employment also occurred.
     Depreciation and Amortization. Depreciation and amortization expense for 1995 increased by $393,000, or 8.7%, over such expense for 1994. This increase was due to additions to property and equipment at AMS, CMS and 600 Racing.
     Operating Income. Operating income for 1995 increased by $8.9 million, or 42.8%, over such income for 1994. This increase was due to the factors discussed above.
     Interest Expense, Net. Interest expense, net, for 1995 decreased by $3.8 million, or 99.4%, from such expense for 1994. This decrease was due to the repayment of substantially all of the long-term debt with the proceeds of the Company's initial public offering ("IPO") and interest income on short-term investments.
                                       32

     Other Income. Other income for 1995 increased by $1.8 million over such income for 1994. This increase was due to gains on sale of land and condominiums.
     Provision for Income Taxes. The Company's effective income tax rate for 1995 was 41%, compared to an effective tax rate for 1994 of 43%.
     Income from Continuing Operations. Income from continuing operations for 1995 increased by $9.1 million, or 87.1% over such income for 1994, due to the factors discussed above.
     Extraordinary Item, Net. Upon repaying the Company's long-term debt with proceeds from the IPO, related net debt issuance costs previously unamortized were written off as an extraordinary item. There were no similar charges for 1994.
Seasonality and Quarterly Results
     The Company has derived a substantial portion of its 1996 total revenues from admissions and event-related revenue attributable to 12 major NASCAR-sanctioned races held in March, May, August, October and November. In 1997, the Company is hosting 15 major NASCAR-sanctioned races, including a major racing event at TMS in April and at SPR in May. As a result, although the Company's business has been highly seasonal, it is expected to remain seasonal but to a lesser degree than in prior years when the Company held NASCAR-sanctioned races only in the second and fourth quarters. In 1995 and 1996, the Company's second and fourth quarters accounted for approximately 80% and 75%, respectively, of its total annual revenues, and approximately 106% and 96%, respectively, of its total annual operating income. The Company sometimes produces minimal operating income or operating losses during its first and third quarters, when it sponsors only one Winston Cup race each quarter. Set forth below is certain summary information with respect to the Company's operations for the most recent ten quarters.

                                        1995                                          1996                            1997
                       1st      2nd      3rd      4th               1st      2nd      3rd      4th                1st      2nd
                     Quarter  Quarter  Quarter  Quarter   Total   Quarter  Quarter  Quarter  Quarter   Total    Quarter  Quarter
                                              (in thousands, except NASCAR-sanctioned events)
Total revenues....... $11,245 $27,709  $4,098   $32,521  $75,573  $12,330  $40,816  $13,505  $35,462  $102,113  $15,453  $104,141
Operating income
  (loss).............  1,457  14,120   (3,147 ) 17,259   29,689      963   20,299      438   17,642     39,342  (1,065 )   51,155
Net income (loss)....    278   9,242     (637 ) 10,574   19,457      387   13,293      685   12,040     26,405    (263 )   29,517
Major NASCAR-
  sanctioned
  events.............      2       3        0        3        8        2        5        2        3         12       2          8

Liquidity and Capital Resources
     The Company has historically met its working capital and capital expenditure requirements through a combination of cash flow from operations, borrowings, particularly bank loans, and other debt and equity offerings. The Company has expended significant amounts of cash in 1996 and the first half of 1997 for the construction of TMS, the acquisitions of BMS and SPR, and the improvement and expansion at AMS, BMS, and CMS. The Company's financial condition and liquidity strengthened during the year ended December 31, 1996. Cash flows during the 1996 fiscal year were positively impacted by: (i) in April 1996, the receipt of net cash proceeds of approximately $78,354,000 from the sale of 3,000,000 shares of Common Stock in a public stock offering; (ii) in October 1996, the receipt of net cash proceeds of approximately $72,150,000 from an offering of the Debentures; (iii) record operating results for the year ended December 31, 1996, during which net income amounted to $26,405,000 and net cash generated by operations amounted to $37,384,000; and (iv) an increase in net long-term borrowings under the 1996 Credit Facility by $22,000,000 as of December 31, 1996. During the six months ended June 30, 1997, the Company generated $45,079,000 in net cash from operations and increased its net long-term borrowings by $78,000,000.
     Company management anticipates that the net proceeds from issuance of the Old Notes, together with cash from operations and borrowings under the 1997 Credit Facility, will sustain the Company's operating needs, including planned capital expenditures at AMS, BMS, CMS, SPR and TMS through 1998 and any exercise price under the SPR real property option. Based upon the anticipated future growth and financing requirements of the Company, management expects that the Company will, from time to time, engage in additional financing of a character and in amounts to be determined. While the Company expects to continue to generate positive cash
                                       33
flows from its existing speedway operations, and has experienced improvement in its financial condition, liquidity and credit availability, such resources, as well as possibly others, will be needed to fund the Company's continued growth, including the future expansion and improvement of AMS, BMS, CMS, SPR and TMS.
     In March 1996, the Company obtained an unsecured senior revolving credit facility from a syndicate of banks led by NationsBank, as amended to date (the "1996 Credit Facility"). The 1996 Credit Facility was a long-term working capital and letter of credit facility with an overall borrowing limit of $110.0 million. The Company repaid and retired the 1996 Credit Facility with a portion of the proceeds from the sale of the Old Notes.
     On October 1, 1996, the Company completed a private placement of the Debentures in the aggregate principal amount of $74.0 million. Net proceeds to the Company after commissions and discounts were $72.15 million. The Debentures are unsecured, mature on September 30, 2003, are currently convertible into Common Stock at the holder's option at $31.11 per share until maturity, and are redeemable at the Company's option after September 29, 2000. Interest payments are due semi-annually on March 31 and September 30. The Debentures are subordinated to all present and future senior indebtedness of the Company, including the Notes and the 1997 Credit Facility. Redemption prices in fiscal year periods ending September 30 are 102.46% in 2000, 101.64% in 2001 and 100.82% in 2002. After September 30, 2002, the Debentures are redeemable at par. In conversion, 2,378,565 shares of Common Stock would be issuable. The proceeds from the sale of the Debentures were used to repay outstanding borrowings under the 1996 Credit Facility, fund construction costs of TMS and for working capital needs of the Company.
     As of June 30, 1997, the Company entered into the Interim Facility, which was a short-term, unsecured, senior revolving credit facility from NationsBank with a borrowing limit of up to $30.0 million. No borrowings under the Interim Facility were made by the Company. The Interim Facility was retired upon the consummation of the 1997 Credit Facility.
     The 1997 Credit Facility is an unsecured senior revolving credit facility provided by a syndicate of banks led by NationsBank. The 1997 Credit Facility has an overall borrowing limit of $175.0 million with a sub-limit of $10.0 million for standby letters of credit. Amounts outstanding under the 1997 Credit Facility constitute Senior Indebtedness. The 1997 Credit Facility will mature on July 31, 2002. Draws are permitted under the 1997 Credit Facility for the following purposes: (i) financing seasonal working capital needs, (ii) financing capital expenditures, including the costs of reconfiguring AMS, purchasing the SPR real estate and additional improvements at BMS, CMS and TMS, (iii) refinancing existing debt and (iv) other corporate purposes. Although the 1997 Credit Facility is unsecured, the Company agreed not to pledge its assets to any third party. In addition, the Company made certain financial covenants, including specified levels of net worth and ratios of (i) debt to consolidated net worth plus debt, (ii) debt to EBITDA, and (iii) earnings before interest and taxes ("EBIT") to interest expense. The 1997 Credit Facility also limits the Company's ability to make certain cash expenditures in excess of certain levels to acquire additional motor speedways, without the consent of the lenders, and would limit its consolidated capital expenditures to certain levels. The 1997 Credit Facility contains certain other limitations or prohibitions concerning the incurrence of other indebtedness, prepayment of other indebtedness, guarantees, asset sales and purchases, investments, mergers, consolidations, issuance of capital stock, dividends, distributions and redemptions. The 1997 Credit Facility permits additional indebtedness, within certain parameters, including through a sale-leaseback transaction, for permanent financing of TMS. The 1997 Credit Facility closed concurrently with the Prior Offering of the Old Notes.
  Capital Expenditures
     The Company's capital expenditures totalled $147.7 million in 1996, $40.7 million in 1995 and $5.0 million in 1994. Such expenditures were directed primarily toward the construction of grandstand seating and suites, the acquisition and improvement of real estate at AMS and CMS, the paving of the principal tracks at AMS and CMS, construction of the Winston Cup garage at CMS and, in 1995 and 1996, the construction of TMS.
     In 1996, the Company completed 17 new suites at AMS and reconfigured AMS's main entrances and expanded on-site roads to ease congestion caused by the increases in attendance. During 1996, the Company began a major renovation and expansion of BMS and added approximately 6,000 permanent grandstand seats and relocated various mezzanine level souvenir, concessions and restroom facilities at BMS to increase spectator convenience and accessibility.
                                       34

     Management currently estimates that total 1997 capital expenditures will be approximately $148.0 million, however, no assurance can be given that the actual cost will remain within this estimate. In 1997, the Company has contracted for and is in the process of completing approximately 22,000 additional permanent seats at AMS, and completed approximately 39,000 additional permanent seats at BMS and approximately 25,000 additional permanent seats at CMS, including approximately 58 suites at AMS, 31 suites at BMS and 26 suites at CMS. Also, the Company substantially completed construction of TMS in April 1997, which has approximately 150,000 permanent seats, including 194 suites. The Company expects to continue to make substantial capital improvements in its facilities to meet increasing demand and to increase revenue. Currently, a number of major capital projects are underway. The Company expects in 1997 to convert AMS to a quad-oval configuration, including changing the start-finish line location, and make certain other site improvements at BMS and CMS. At SPR, the Company expects in 1997 to complete parking, road improvements, and grading to improve spectator sight lines, and to increase and improve seating and facilities for spectators and members of the media. Numerous factors, many of which are beyond the Company's control, may influence the ultimate cost, including undetected soil or land conditions, additional land acquisition costs, increases in the cost of construction materials and labor, unforeseen changes in the design, litigation, accidents or natural disasters affecting the construction site and national or regional economic changes. In addition, the actual cost could vary materially from the foregoing estimate if the Company's assumptions about the quality of materials or workmanship required or the cost of financing such construction were to change. Construction is also subject to state and local permitting processes, which if changed, could materially affect the ultimate cost.
     On November 18, 1996, the Company acquired certain assets of SPR and executed a 14-year capital lease with the seller for all of the real property of the SPR complex. SMI has the option to purchase the real property for $38.1 million during a six-month option period commencing November 1, 1999, subject to acceleration at the election of the seller after March 31, 1997 and through December 31, 1999. Monthly lease payments range from $67,000 in 1997 to $631,000 in 2010. In connection with the acquisition, the Company loaned the seller approximately $13.4 million under a promissory note receivable to repay the sellers' then outstanding obligations on the real property. Amounts due under the note, a $3.5 million purchase option payment, and a $3.0 million lease security deposit are to be credited against amounts due from the Company upon exercise of the purchase option. In management's opinion, it is probable that the purchase option will be exercised as soon as it becomes exercisable.
     In addition to expansion and improvements of its existing speedway facilities and business operations, the Company is continually evaluating new opportunities that will add value for the Company's stockholders, including the expansion and development of its existing Legends Cars products and markets and the expansion into complementary businesses.
  Legal Proceedings
     As a result of an audit of AMS with respect to its tax years ended November 30, 1988 and October 31, 1990, the IRS has asserted that AMS is liable for additional income taxes, penalties and interest. The total assessment including taxes, penalties and interest (net of tax benefit for deductibility of interest) through June 30, 1997 is approximately $7.7 million. In November 1993, AMS filed a protest contesting the assessment. Management intends to continue contesting the allegations of a deficiency. There can be no assurance, however, that the ultimate resolution of this proceeding, which is expected in 1997, will not have a material adverse effect on the Company's results of operations or financial condition.
     On April 23, 1996, the Northwest Independent School District (the "Texas School District"), within whose borders TMS is located, filed a complaint against TMS, among others, in a case styled Northwest Independent School District v. City of Fort Worth, FW Sports Authority, Inc., the Governor of Texas, the Comptroller of Public Accounts of Texas, the Attorney General and Texas Motor Speedway, Inc. (the "School District Litigation"). The School District Litigation was filed in State District Court of Travis County, Texas seeking a judgement that the statutory basis for any claimed tax exemption for TMS is unconstitutional under the Texas Constitution and that TMS will be required to pay ad valorem taxes on the TMS facility. The Texas School District has the power to levy ad valorem taxes against TMS if the TMS facility is not exempt property. All defendants successfully moved for dismissal on the grounds that the School District Litigation had been improperly brought in Travis County, Texas, rather than in the county in which TMS is located, as provided in Texas statutory procedural rules for challenging claims of ad valorem tax exemptions. In June 1997, the Texas Court of Appeals, an intermediate
                                       35
appellate court in Austin, Texas denied the Texas School District's appeal and sustained the dismissal by the state district court. Subsequently, the Texas School District filed an administrative protest with the Denton County, Texas Tax Appraisal District, which substantially realleges the allegations expressed originally in the School District Litigation and challenges the tax exempt status of the TMS facility. By order entered on June 19, 1997, the Denton County, Texas Tax Appraisal District confirmed the tax exempt status of the TMS properties. The Texas School District appealed that order in state district court. The Company will vigorously contest any attempt to declare the TMS facilities taxable. Management is unable to quantify with any certainty the tax effect on the Company of any outcome in this matter.
     On May 23, 1997, two substantially similar complaints styled Steven K. Robinson, et al. v. Charlotte Motor Speedway, Inc., O. Bruton Smith, Bonnie Smith, Browning Ferris Industries of South Atlantic, Inc., et al. were filed in the Hamilton County, Ohio Court of Common Pleas and the U.S. District Court for the Southern District of Ohio (Western Division), both located in Cincinnati, Ohio, against CMS, among others, claiming negligence and seeking $20.0 million in damages as well as unspecified punitive damages. The plantiffs allege they are the survivors of an individual who was killed in 1995 from a fall while intoxicated after an event at CMS. The Company's insurer has assumed the defense of this litigation, which the Company intends to contest vigorously.
  Environmental Matters
     Solid waste landfilling has occurred on and around the Company's property at CMS for many years. Landfilling of general categories of municipal solid waste on the CMS property ceased in 1992. There are two landfills currently operating at CMS, however, that are permitted to receive inert debris and waste from land clearing activities ("LCID" landfills). Two other LCID landfills on the CMS property were closed in 1994. CMS intends to allow similar LCID landfills to be operated on the CMS property in the future. CMS also leases certain CMS property to a subsidiary of Browning-Ferris Industries, Inc. ("BFI") for use as a construction and demolition debris landfill (a "C&D" landfill), which can receive solid waste resulting solely from construction, remodeling, repair or demolition operations on pavement, buildings or other structures, but cannot receive inert debris, land-clearing debris or yard debris. In addition, the subsidiary of BFI owns and operates an active solid waste landfill adjacent to CMS. Management believes that the active solid waste landfill was constructed in such a manner as to minimize the risk of contamination to surrounding property.
     Portions of the inactive solid waste landfill areas on the CMS property are subject to a groundwater monitoring program and data are submitted to the North Carolina Department of Environment, Health and Natural Resources ("DEHNR"). DEHNR has noted that data from certain groundwater sampling events have indicated levels of certain regulated compounds that exceed acceptable trigger levels and organic compounds that exceed regulatory groundwater standards. DEHNR has not acted to require any remedial action by the Company at this time with respect to this situation. It is possible that action could be required of the Company by DEHNR in the future with respect to this situation, which could require the Company to incur costs that could be material.
     Management believes that the Company's operations, including the landfills and facilities on its property, are in substantial compliance with all applicable federal, state and local environmental laws and regulations. Nonetheless, if damage to persons or property or contamination of the environment is determined to have been caused by the conduct of the Company's business or by pollutants, substances, contaminants or wastes used, generated or disposed of by the Company, or which may be found on the property of the Company, the Company may be held liable for such damage and may be required to pay the cost of investigation or remediation, or both, of such contamination or damage caused thereby. The amount of such liability, as to which the Company is self-insured, could be material. Changes in federal, state or local laws, regulations or requirements, or the discovery of previously unknown conditions, could require additional expenditures by the Company.
         NATIONAL ASSOCIATION FOR STOCK CAR AUTO RACING, INC. (NASCAR)
     The National Association for Stock Car Auto Racing, Inc. has been influential in the growth and development of professional stock car racing. NASCAR is owned and operated by Bill France, Jr. and other members of the France family and is the premier official sanctioning body of professional stock car racing in the United States. Its officials supervise the conduct of all races that constitute the Winston Cup and Busch Grand National stock car series. The Company derives a substantial majority of its total revenues from NASCAR-sanctioned
                                       36
racing events. In 1995, eight such events were held at the Company's facilities. As a result of the BMS acquisition, the Company had 12 such races in 1996. As a result of the April 1997 Winston Cup and Busch Grand National race dates at TMS and the May 1997 Winston Cup race date at SPR, the Company will host 15 major NASCAR-sanctioned events in 1997. See "Risk Factors -- Relationship with NASCAR" and " -- Competition".
Overview of Stock Car Racing
     Professional stock car racing developed in the southeastern United States in the 1930s. It began to mature in 1947, when Bill France, Sr. organized NASCAR in Daytona Beach, Florida. The first NASCAR-sanctioned race was held on June 19, 1949 in Charlotte. The "superspeedway era" of stock car racing began in 1959, when the France family completed construction of the Daytona International Speedway and sponsored the first "Daytona 500." A superspeedway is generally considered to be a banked, paved track longer than one mile. Superspeedways were built in the early 1960s near Atlanta (AMS), near Charlotte (CMS) and elsewhere in the Southeast. NASCAR also sanctions Winston Cup races on shorter tracks, such as BMS, which was built in 1961. The industry began to gather momentum in the mid-1960s, when major North American automobile and tire producers first offered engineering and financial support. In the late 1960s, NASCAR decided to create a more elite circuit focused on the best drivers. Accordingly, it reduced the number of races in its premier series from approximately 50 to approximately
30. In 1971, R.J. Reynolds began to sponsor NASCAR racing by developing the Winston Cup series as a marketing outlet for its products.
     NASCAR events, particularly Winston Cup races, enjoy a large and growing base of spectator support. According to statistics compiled by Goodyear, total attendance at all 1996 Winston Cup events was 5,588,069, reflecting a compound annual growth rate of 6.8% from 1994 to 1996. The entire Winston Cup series is broadcast to national television audiences by five networks: ABC, CBS, ESPN, TBS and TNN. Increased media coverage has led to national recognition of several "star" NASCAR drivers. The result has been not only record
NASCAR race attendance, but also increasing revenues to track owners, such as the Company, for broadcast rights and sponsorship fees.
     Management believes that the increasing payments for broadcast rights and sponsorship fees are a result of the demographic appeal of the spectator base to advertisers. Surveys published recently by NASCAR indicate that: 38% of Winston Cup spectators are women; 53% work in professional, managerial or skilled labor jobs; 58% are married; and 65% own homes. The median annual family income of Winston Cup spectators has been estimated in NASCAR publications in excess of $39,000. Corporate sponsors of NASCAR-sanctioned events now include most major North American automobile producers and parts manufacturers, the largest and best-known food, beverage and tobacco companies and leading firms in other manufacturing and consumer products industries. See "Risk Factors -- Industry Sponsorships and Government Regulation."
Governance of Stock Car Racing
     NASCAR regulates its membership, including drivers and their crews, team owners and track owners, the composition of race cars and the sanctioning of races. It sanctions events by means of one-year agreements executed with track owners, each of which specifies the race date, the sanctioning fee and the purse payable by the track owner. NASCAR officials control qualifying procedures, the line-up of the cars, the start of the race, the control of cars throughout the race, the election to stop or delay a race, "pit" activity, "flagging," the positioning of cars, the assessment of lap and time penalties and the completion of the race.
Economics of Stock Car Racing
     Sponsors. Sponsors are active in all phases of professional stock car racing. They support drivers and teams by funding certain costs of their operations. Sponsors also support track owners by funding certain costs of specific races. In return, sponsors receive advertising exposure on television and radio, through newspapers, printed brochures and advertisements and at the track on race day. Companies negotiate sponsorship arrangements with reference to a team's racing success and spectator and viewer demographic characteristics. A "major" team's primary sponsor pays annually from $3.0 million to $6.0 million to the team.
                                       37

     Team Owners. In most instances, team owners underwrite the financial risk of placing their teams in competition. They contract with drivers, hire pit crews and mechanics and syndicate sponsorship of their teams. Management estimates that the average Winston Cup team spends approximately $100,000 to $150,000 per event, or approximately $3.2 million to $4.8 million per season.
     Drivers. A substantial majority of drivers contract independently with team owners while a few drivers own their own teams. Drivers receive income from contracts with team owners, sponsorship fees and prize money. Successful drivers also may receive income from personal endorsement fees and souvenir sales. The personality and racing success of a driver can be an important marketing advantage for a team owner because it can attract corporate sponsorships.
     Track Owners. Track owners market and promote events at their facilities and negotiate directly with television and radio networks for coverage of such events. The revenue sources of track owners include admissions, sponsorships, advertising and broadcast fees, concessions and souvenir sales.
The Winston Cup
     NASCAR's premier circuit is the Winston Cup series, which currently begins with the "Daytona 500" in February and concludes with the "NAPA 500" in November. Including two "all-star" races, 34 races are licensed annually to 20 tracks operating in 16 states. The 1997 Winston Cup schedule is as follows:

              Date                      Race                                Location
          Feb. 9        "Busch Clash" (all-star race)         Daytona Beach, Fla.
          Feb. 16       "Daytona 500"                         Daytona Beach, Fla.
          Feb. 23       "Goodwrench Service 400"              Rockingham, N.C.
          Mar. 2        "Pontiac Excitement 400"              Richmond, Va.
          Mar. 9        "PrimeStar 500"                       Hampton, Ga. (AMS)
          Mar. 23       "TranSouth Financial 400"             Darlington, S.C.
          Apr. 6        "Interstate Batteries 500"            Forth Worth, Tx. (TMS)
          Apr. 13       "Food City 500"                       Bristol, Tn. (BMS)
          Apr. 20       "Goody's Headache Powder 500"         Martinsville, Va.
          Apr. 27       "Winston Select 500"                  Talledega, Ala.
          May 4         "Save Mart Supermarkets 300"          Sonoma, Ca. (SPR)
          May 17        "The Winston" (all-star race)         Concord, N.C. (CMS)
          May 25        "Coca-Cola 600"                       Concord, N.C. (CMS)
          June 1        "Miller 500"                          Dover, Del.
          June 8        "Pocono 500"                          Long Pond, Pa.
          June 15       "Miller 400"                          Brooklyn, Mich.
          June 22       "California 500"                      Fontana, Ca.
          July 5        "Pepsi 400"                           Daytona Beach, Fla.
          July 13       "Jiffy Lube 300"                      Loudon, N.H.
          July 20       "Pennsylvania 500"                    Long Pond, Pa.
          Aug. 2        "Brickyard 400"                       Indianapolis, Ind.
          Aug. 10       "The Bud at the Glen"                 Watkins Glen, N.Y.
          Aug. 17       "ITW DeVilbiss 400"                   Brooklyn, Mich.
          Aug. 23       "Goody's Headache Powder 500"         Bristol, Tn. (BMS)
          Aug. 31       "Mountain Dew Southern 500"           Darlington, S.C.
          Sept. 6       "Winston Cup 400"                     Richmond, Va.
          Sept. 14      "New Hampshire 300"                   Loudon, N.H.
          Sept. 21      "MBNA 400"                            Dover, Del.
          Sept. 28      "Hanes 500"                           Martinsville, Va.
          Oct. 5        "UAW-GM Quality 500"                  Concord, N.C. (CMS)
          Oct. 12       "Sears DieHard 500"                   Talledega, Ala.
          Oct. 26       "AC Delco 400"                        Rockingham, N.C.
          Nov. 2        "Dura-Lube 500"                       Phoenix, Ariz.
          Nov. 16       "NAPA 500"                            Hampton, Ga. (AMS)

     As the table indicates, no track currently sponsors more than two Winston Cup series events. The Company holds licenses for two such events at each of AMS, BMS and CMS, and one such event at each of SPR and TMS.
                                       38

CMS also holds the license for the all-star race held in May, "The Winston." Every Winston Cup event in 1997 has been or is scheduled to be televised on ABC, CBS, ESPN, TBS or TNN.
The Busch Grand National Series
     The second-tier NASCAR circuit is the Busch Grand National series, which in 1997 is scheduled to include 31 races held at 24 tracks in 17 states. Many track owners who hold Winston Cup licenses also hold Busch Grand National events on the day preceding a Winston Cup event. Accordingly, Winston Cup drivers will occasionally compete in Busch Grand National races, which can boost overall attendance. The Company is licensed for six such events in 1997: the "Stihl Outdoor Power Tools 300" at AMS on March 8, the "Moore's Snack Food 250" at BMS on April 12, the "Coca Cola 300" at TMS on April 5, the "CARQUEST Auto Parts 300" at CMS on May 24, the "Food City 250" at BMS on August 22 and the "All Pro Auto Parts Bumper to Bumper 300" at CMS on October 4, all of which were or are scheduled to be televised. Each of the Busch Grand National events at the Company's tracks will be conducted on the day before a Winston Cup event.
Other Motorsports
     Other motorsports include NASCAR-sanctioned Craftsman Truck racing, stock car racing not sanctioned by NASCAR, "Indy car" racing, "Formula One" racing and sports car racing.
     Craftsman Truck Racing. In 1995, a new NASCAR-sanctioned Craftsman Truck circuit was introduced to the public. According to statistics compiled by Goodyear, Craftsman Truck events attracted 811,050 spectators to 24 events in 1996. In 1997, 26 Craftsman Truck series events will be held at 25 tracks in 19 states. The Company held one Craftsman Truck race at BMS on June 21, 1997, the "Coca-Cola Truck 200" and another at TMS on June 6, 1997, the "Pronto Auto Parts 400" and will hold another at SPR on October 5, 1997, the "Kragan/Exide 150".
     Stock Car Racing. NASCAR sanctions nearly all of the major stock car racing events. Another, less-well-known association is the American Race Car Association, which sanctions a stock car racing circuit that ranks in prestige just below the Busch Grand National circuit. The Company currently sponsors two ARCA races annually at each of AMS and CMS.
     Indy Car Racing. "Indy cars" take their name from the Indianapolis Motor Speedway, of Indianapolis, Indiana, which holds the "Indianapolis 500" on the last Sunday before Memorial Day every year. Indy car racing is sanctioned by two associations, the Championship Auto Racing Team ("CART"); and the IRL. The Company currently sponsors one IRL event at each of TMS and CMS.
     Formula One and Sports Car Racing. Formula One car races are held on road courses in Europe, Australia and Japan and are sanctioned by the Federation Internationale de l'Automobile ("FIA"). The Company has never sponsored a Formula One race and has no plans to do so. Sports car racing is sanctioned in the United States by the Sports Car Club of America ("SCCA") and by Professional SportsCar Racing ("PSR"), formerly the International Motor Sports Association, which sponsor races held on road courses throughout the country. The Company occasionally leases its tracks for sports car racing events.
                                       39

                                    BUSINESS
     Speedway Motorsports, Inc. is a leading promoter, marketer and sponsor of motorsports activities in the United States. As the owner and operator of Atlanta, Bristol, Charlotte and Texas Motor Speedways, and the operator of Sears Point Raceway, the Company has one of the largest portfolios of speedway facilities in the motorsports industry. The Company also owns, operates and sanctions the Legends Circuit, for which it manufactures and sells 5/8-scale modified cars and parts, through its 600 Racing subsidiary.
     The Company will sponsor 15 major racing events in 1997 sanctioned by NASCAR, including nine races associated with the Winston Cup and six races associated with the Busch Grand National circuit. The Company also currently sponsors two IRL racing events, three NASCAR Craftsman Truck Series racing events and one IROC racing event.
     Management believes that spectator demand for its largest events exceeds existing permanent seating capacity at each of AMS, BMS, and CMS, which had, at December 31, 1996, permanent seating capacity of approximately 102,000, 77,000 and 110,000, respectively. As of March 31, 1997, the Company had completed the construction of approximately 150,000 permanent seats at TMS, which is the second largest sports facility in the United States in terms of permanent seating capacity. In 1997, the Company has contracted for and is in the process of completing approximately 22,000 additional permanent seats at AMS, and has completed approximately 39,000 additional permanent seats at BMS and approximately 25,000 additional permanent seats at CMS. The Company substantially completed construction of TMS in Fort Worth, Texas in time for its first major NASCAR Busch Grand National and Winston Cup races at TMS, the "Coca Cola 300" and the "Interstate Batteries 500", on April 5 and 6, 1997, respectively, and its first Craftsman Truck and IRL races in June 1997. SPR currently does not have permanent seating capacity but provides temporary seating and suites for approximately 18,000 spectators in addition to other general admission seating arrangements along its 2.52 mile road course.
     The Company derives revenues principally from the sale of tickets to automobile races and other events held at its speedway facilities, from food and beverage concession sales made during such events, from the sale of sponsorships to companies that desire to advertise or sell their products or services at such events and from the licensing of television, cable network and radio rights to broadcast such events. In 1996, the Company derived approximately 83% of its total revenues from events sanctioned by NASCAR. The Company has experienced substantial growth in revenues and profitability as a result of its continued improvement and expansion of and investment in its facilities, its consistent marketing and promotional efforts and the overall increase in popularity of Winston Cup, Busch Grand National and other motorsports events in the United States. Based on information developed independently by Goodyear, spectator attendance at Winston Cup and Busch Grand National events increased at compound annual growth rates of 6.8% and 13.1%, respectively, from 1994 to 1996.
     In recent years, television coverage and corporate sponsorship have increased for NASCAR-related events. All NASCAR Winston Cup and Busch Grand National events currently are broadcast by ABC, CBS, ESPN, TBS or TNN. The Company has entered into television rights contracts for all its major sanctioned events. According to NASCAR, major national corporate sponsorship (which currently includes over 70 Fortune 500 companies) of NASCAR-sanctioned events also has increased significantly. Sponsors include such companies as Coca-Cola, General Motors, Ford, Texaco, Procter & Gamble, McDonald's and RJR Nabisco. The Company intends to increase the exposure of its current NASCAR events, add television coverage to other speedway events, increase sponsorship revenue, and schedule additional racing and other events at each of its speedway facilities.
Operating Strategy
     The Company's operating strategy is to increase profitability through the promotion and production of racing and related events at modern facilities, which serve to enhance customer loyalty. The key elements of this strategy are as follows:
     Commitment to Quality and Customer Satisfaction. Upon assuming control of CMS in 1975, management embarked upon a series of capital improvements, including the construction of additional permanent grandstand seating, new luxury suites, trackside dining and entertainment facilities and a condominium complex overlooking the track. In 1992, CMS became the first and only superspeedway in North America to offer nighttime racing. Following the purchase of AMS in 1990, the Company began to implement a similar strategy there by constructing additional grandstand seating, luxury suites and condominiums. In addition, the Company is constructing new
                                       40
food concessions, restroom and other fan amenities facilities at AMS, BMS, CMS, SPR and TMS to increase spectator comfort and enjoyment as well as reconfiguring traffic patterns, entrances, and expanded on-site roads to ease congestion caused by the increases in attendance. For example, at BMS, the Company in 1997 will relocate various souvenir, concessions and restroom facilities to the mezzanine level to increase spectator convenience and accessibility. Also, at SPR, the Company plans to expand and improve spectator seating and viewing areas in 1997. Finally, TMS was designed to maximize spectator comfort and enjoyment, and further design improvements are expected at TMS as management acquires operating experience with this new facility.
     Innovative Marketing and Event Promotion. Management believes that it is important to market the Company's scheduled events throughout the year, both regionally and nationally. The Company markets its events by offering tours of its facilities, providing satellite links for media outlets, conducting direct mail campaigns and staging pre-race promotional activities such as live music, skydivers and daredevil stunts. The Company's marketing program also includes the solicitation of prospective event sponsors. Sponsorship provisions for a typical NASCAR-sanctioned event include luxury suite rentals, block ticket sales and Company-catered hospitality, as well as souvenir race program and track signage advertising. As an example of its marketing innovations, in 1996, the Company began offering Preferred Seat Licenses ("PSL") entitling licensees to purchase annual TMS season-ticket packages for sanctioned racing events.
     Utilization of Media. The Company negotiates directly with network and cable television companies for live coverage of its NASCAR-sanctioned races. In November 1996, SPR signed a five-year television rights agreement with ESPN covering its May NASCAR Winston Cup races through the NASCAR season for 2001. In August 1996, TMS signed a four-year television rights agreement with CBS Sports for the April races at TMS. In May 1996, AMS signed a four-year television rights agreement with ESPN for NASCAR seasons for 1997 through 2000. Also in May 1996, BMS entered into a seven-year television rights agreement with ESPN covering the April and August NASCAR Winston Cup and related races through the NASCAR season for 2002. In December 1995, CMS signed a three-year television rights agreement with Turner Sports, Inc. ("TSI"), with a TSI renewal right for the fourth year. The TSI agreement covers the May and October NASCAR and ARCA races at CMS to be broadcast on TBS. In August 1997, CMS entered into a five-year television rights agreement with TNN for "The Winston" race and associated events to be held through 2002.
     The Company also broadcasts its AMS, BMS, CMS and TMS Winston Cup Series races over its proprietary Performance Racing Network ("PRN"), which is syndicated to more than 300 stations. PRN also sponsors a weekly racing-oriented program throughout the NASCAR season, which is syndicated to more than 100 stations. Management also seeks to increase the visibility of its racing events and facilities through local and regional media interaction. For example, each January the Company sponsors a four-day media tour of CMS to promote the upcoming Winston Cup season. In 1997, this event featured Winston Cup drivers and attracted media personnel representing television networks and stations from throughout the United States. In addition, in early 1997, a similar media tour was staged at TMS which also featured Winston Cup drivers and was attended by numerous media personnel from throughout the United States.
Growth Strategy
     Management believes that the Company can achieve its growth objectives by increasing attendance and revenues at existing facilities and by expanding its promotional and marketing expertise to take advantage of opportunities in attractive new markets. It intends to continue implementing this growth strategy through the following means.
     Expansion and improvement of existing facilities: Management believes that spectator demand for its largest events exceeds existing permanent seating capacity. The Company plans to continue its expansion by adding permanent grandstand seating and luxury suites, and making other significant renovations and improvements at AMS, BMS, CMS and SPR in 1997, as further described in "Business -- Motorsports Facilities" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Expenditures." TMS, which was substantially complete at the time of its April 1997 NASCAR events, has approximately 150,000 permanent seats, including 194 suites. In 1997, the Company began the construction of 76 condominiums at TMS. In 1997, after adding more than approximately 236,000 permanent seats, including the opening of TMS, permanent seating capacity at all of the Company's speedways will exceed 500,000. Management believes
                                       41
that the expansion and improvements of AMS, BMS, CMS and SPR will generate additional admissions and event-related revenues.
     Maximization of media exposure and enhancement of broadcast and sponsorship revenues: NASCAR-sanctioned stock car racing is experiencing significant growth in television viewership and spectator attendance. This growth has allowed the Company to expand its television coverage to include more races and to negotiate more favorable broadcast rights fees with television networks as well as to negotiate more favorable contract terms with sponsors. Management believes that spectator interest in stock car racing will continue to grow, thereby increasing broadcast media and sponsors' interest in the sport. The Company intends to increase media exposure of its current NASCAR events, to add television coverage to other speedway events and to further increase sponsorship revenue. For example, as part of this strategy, the acquisition of SPR's operations marked the Company's entry into the Northern California television market, which is currently the 5th largest television market in the United States.
     Further development of the Legends Car business: In 1992, the Company developed the Legends Circuit for which it manufactures and sells cars and parts used in Legends Circuit racing events and is the official sanctioning body. At retail prices starting at less than $12,900, management believes that Legends Cars are economically affordable to a new group of racing enthusiasts who previously could not race on an organized circuit. Legends Cars are an increasingly important part of the Company's business. In 1994, 1995 and 1996, Legends Cars revenues were $5,744,000, $8,464,000 and $9,825,000, respectively. As an extension of the Legends Car concept, the Company recently released a new, smaller, lower priced "Bandolero" stock car, which is expected to appeal to younger racing enthusiasts.
     Increases in the daily usage of existing facilities: Management constantly seeks revenue-producing uses for the Company's speedway facilities on days not committed to racing events. Such other uses include car and truck shows, supercross motorcycle racing, auto fairs, driving schools, vehicle testing and settings for television commercials, concerts, print advertisements and motion pictures. For example, in June 1997, the Company hosted two music concerts at its newly constructed TMS facility with the music promoter's reported total attendance in excess of 600,000. In 1994, 1995 and 1996, non-race-day track rental revenues were $1,162,000, $1,285,000 and $1,730,000, respectively.
     Acquisition and development of additional motorsports facilities: The Company also considers growth by acquisition and development of motorsports facilities as appropriate opportunities arise. The Company acquired BMS in Bristol, Tennessee in January 1996 and the operations of SPR in Sonoma, California in November 1996. In 1997, the Company substantially completed construction at TMS in Fort Worth, Texas. The Company continuously seeks to locate, acquire, develop and operate venues which the Company feels are underdeveloped or underutilized and to capitalize on markets where the pricing of sponsorships and television rights are considerably more lucrative. Operations
     The Company's operations consist principally of racing and related events. The Company also sells Legends Cars and sanctions the Legends Circuit. Its other activities are ancillary to its core business of racing.
  Racing and Related Events
     NASCAR-sanctioned races are held annually at each of the Company's speedways. The following are summaries of racing events scheduled in 1997 at each of the Company's speedways. Management is actively pursuing the scheduling of additional motorsports racing and other events.
     AMS. In 1997, AMS is scheduled to hold two Winston Cup races and one Busch Grand National race, as well as several other races and events. Its NASCAR-sanctioned racing schedule is as follows:

Date                                 Event                                     Circuit
March 8       "Stihl Outdoor Power Tools 300"                        Busch Grand National
March 9       "PrimeStar 500"                                        Winston Cup
November 16   "NAPA 500"                                             Winston Cup

     In 1997, AMS is also scheduled to sponsor two ARCA races.
                                       42

     BMS. In 1997, BMS is scheduled to hold two Winston Cup races and two Busch Grand National races, as well as several other races and events. Its NASCAR-sanctioned racing schedule is as follows:

Date                                 Event                                     Circuit
April 12      "Moore's Snack Food 250"                               Busch Grand National
April 13      "Food City 500"                                        Winston Cup
August 22     "Food City 250"                                        Busch Grand National
August 23     "Goody's Headache Powder 500"                          Winston Cup

     In 1997, BMS is also scheduled to sponsor a NASCAR Craftsman Truck Series event.
     CMS. In 1997, CMS is scheduled to hold three Winston Cup races and two Busch Grand National races, as well as several other races and events. Its NASCAR-sanctioned racing schedule is as follows:

Date                                 Event                                     Circuit
May 17        "The Winston"                                          Winston Cup (all-star race)
May 24        "CARQUEST Auto Parts 300"                              Busch Grand National
May 25        "Coca-Cola 600"                                        Winston Cup
October 4     "All Pro Auto Parts Bumper to Bumper 300"              Busch Grand National
October 5     "UAW-GM Quality 500"                                   Winston Cup

     In 1997, CMS is also scheduled to sponsor an IROC event, an IRL event and two ARCA races.
     SPR. In 1997, SPR is scheduled to hold one Winston Cup race, as well as several other races and events. Its NASCAR-sanctioned racing schedule is as follows:

Date                                 Event                                     Circuit
May 4         "Save Mart Supermarkets 300"                           Winston Cup

     In 1997, SPR is also scheduled to sponsor a NASCAR Craftsman Truck Series event, a NHRA event, an AMA event and a PSR event.
     TMS. In 1997, TMS is scheduled to hold one Winston Cup race and one Busch Grand National race, as well as several other races and events. Its NASCAR-sanctioned racing schedule is as follows:

Date                                 Event                                     Circuit
April 5       "Coca-Cola 300"                                        Busch Grand National
April 6       "Interstate Batteries 500"                             Winston Cup

     In 1997, the Company is also scheduled to sponsor a NASCAR Craftsman Truck Series event and an IRL event at TMS.
     The following table shows selected revenues of the Company for the years ended December 31, 1994, 1995 and 1996 and the six months ended June 30, 1997. All numbers for 1994 and 1995 exclude information for BMS and SPR.

                                                                Year Ended                Six Months
                                                               December 31,             Ended June 30,
                                                       1994       1995        1996           1997
                                                                       (in thousands)
Admissions.........................................   $31,523    $36,569    $ 52,451       $ 56,455
Sponsorship revenue................................     4,916      5,758       6,989          9,782
Broadcast revenue..................................     2,791      3,228       5,299         12,666
Other..............................................    25,307     30,018      37,374         40,691
  Total............................................   $64,537    $75,573    $102,113       $119,594

     Admissions. Grandstand ticket prices at the Company's NASCAR-sanctioned events in 1997 range from $15.00 to $108.00. In general, as NASCAR increases sanctioning fees and purses, the Company raises ticket prices.
     Sponsorship Revenue. The Company's revenue from corporate sponsorships is paid in accordance with negotiated contracts. The identities of sponsors and the terms of sponsorship change from time to time. The Company currently has sponsorship contracts with such major manufacturing and consumer products companies
                                       43
as Coca-Cola, Miller Brewing Company, Anheuser-Busch, NAPA, PrimeStar, Interstate Batteries, Chevrolet and Ford. Some contracts allow the sponsor to name a particular racing event, as in the "Coca-Cola 600" and the "UAW-GM Quality 500." Other consideration ranges from "Official Car" designation (as with Ford at AMS, BMS and SPR, and Chevrolet at CMS and TMS) to exclusive advertising and promotional rights in the sponsor's product category (as with Anheuser-Busch at AMS, BMS and TMS and Miller at CMS). None of the Company's event sponsors accounted for as much as 5% of total revenues in 1996.
     Broadcast Revenue. The Company has negotiated contracts with television networks and stations for the broadcast coverage of all of its NASCAR-sanctioned events. The Company has contracts with ABC, CBS, ESPN, TBS and TNN covering events at AMS, BMS, CMS, SPR and TMS. CMS events are carried over Company-owned PRN to over 300 radio stations. In 1997, the Company plans to carry events at all its other speedways over PRN. The Company derives revenue from the sale of commercial time on PRN. None of the Company's broadcast contracts accounted for as much as 5% of total revenues in 1996.
     Other Revenue. The Company derives other revenue from the sale of souvenirs and concessions, from fees paid for catering "hospitality" receptions and private parties and from parking. In addition, once completed, its facilities at AMS, BMS, CMS, SPR and TMS will include a total of approximately 510 luxury suites available for leasing to corporate sponsors or others at current 1997 annual rates ranging from $18,000 to $100,000. CMS has also constructed 40 open-air boxes, each containing 32 seats, which are currently available for renting by corporate sponsors or others at annual rates of up to $27,600. The Company's tracks and related facilities often are leased to others for use in stock car driving lessons; for testing, research and development of race cars and racing products; for use as a setting for commercials and motion pictures; and for other outdoor events.
     Quad-Cities International Raceway Park. In October 1996, the Company signed a joint management and development agreement with Quad-Cities International Raceway Park. The Company will serve in an advisory capacity for the development of a multi-use facility, which includes a speedway in northwest Illinois. The agreement also grants the Company the option to purchase up to 40% equity ownership in the facility. The option has not been exercised.
  Legends Cars and The Legends Circuit
     Introduced by the Company in 1992, Legends Cars are 5/8-scale versions of the modified cars driven by legendary early NASCAR racers. Designed primarily to race on "short" tracks of 3/8-mile or less, they are currently available in seven body styles modelled after classic sedans and coupes. Legends Circuit races, at CMS and elsewhere, are sanctioned by a Company subsidiary, 600 Racing. More than 1,000 sanctioned races were held nationwide in 1996. Since 1995, Legends Cars have been manufactured by 600 Racing at a leased 92,000 square foot facility located approximately two miles from CMS. Prior to 1995, Legends Cars were manufactured by an unaffiliated company.
     Management believes that the Legends Car is one of only a few complete race cars manufactured in the United States for a retail price of less than $12,900. At these retail prices, management believes that Legends Cars are economically affordable to a new group of racing enthusiasts who otherwise could not race on an organized circuit. A small percentage of these cars are purchased for "show" rather than racing. Legends Cars are not designed for general road use. Cars and parts are currently marketed and sold through approximately 41 distributors doing business in approximately 33 states, Canada, England, Australia and the United Arab Emirates. The Company's Legends Car business has experienced substantial growth since its inception in 1992. It generated $8.4 million in revenue in 1995 and $9.8 million in 1996, and $1.1 million in operating income in 1995 and $2.1 million in 1996.
     The Company, through its 600 Racing subsidiary, also recently released a new "Bandolero" line of smaller, lower-priced, entry level stock cars, which is expected to appeal to younger racing enthusiasts.
  Other Activities
     The Company also owns Smith Tower, a seven-story, 135,000 square foot building adjoining the main grandstand and overlooking the principal track at CMS. Smith Tower houses the Speedway Club, the corporate offices of CMS and office space leased to others. The Speedway Club is an exclusive dining and entertainment facility located on the fifth and sixth floors of Smith Tower. Open year-round, it is a focal point of the Company's
                                       44
efforts to improve the amenities and enhance the comfort of its facilities for the benefit of spectators. The Company is planning to construct a similar office tower adjoining the main grandstand and overlooking the track at TMS. This TMS tower is to house the Texas Motor Speedway Club and corporate offices. The Company is currently conducting a membership drive for the Texas Motor Speedway Club, which is to be a dining-entertainment and health-fitness club. Construction of the TMS tower is expected to be completed by 1999.
     The Company has built 46 trackside condominiums at AMS of which 36 were sold at June 30, 1997. Also, the Company is building 76 condominiums at TMS above turn two of the speedway, 70 of which were contracted for sale as of June 30, 1997. It built and sold 40 trackside condominiums at CMS in the 1980's and another 12 units at CMS from 1991 to 1994. Some are used by team owners and drivers, which is believed to enhance their commercial appeal.
Competition
     The Company is the leading motorsports promoter in the local markets served by AMS, BMS, CMS, SPR and TMS and competes regionally and nationally with other track owners to sponsor events, especially NASCAR-sanctioned events. The Company also must compete for spectator interest with all forms of professional and amateur spring, summer and fall sports conducted in and near Atlanta, Bristol, Charlotte, Fort Worth, and Sonoma. The Company also competes for attendance with a wide range of other entertainment and recreational activities available in the Southeast, Southwest and Northern California regions. See "Risk Factors -- Competition."
Motorsports Facilities
     Atlanta Motor Speedway. AMS is located on 870 acres of Company-owned land in Hampton, Georgia, approximately 30 miles south of downtown Atlanta. Built in 1960, today it is a modern, attractive facility. The Company is currently engaged in construction projects at AMS to add approximately 22,000 permanent seats, including 58 new suites, and convert AMS to a 1.5 mile, banked asphalt, quad-oval configuration including changing the start-finish line location. The Company expects to complete this construction in time for AMS to sponsor the "NAPA 500" on November 16, 1997. In 1996, the Company completed 17 new suites at AMS, reconfigured AMS's main entrances and expanded on-site roads to ease congestion caused by the increases in attendance.
     Bristol Motor Speedway. In January 1996, the Company acquired 100% of the capital stock of BMS. BMS is located on approximately 530 acres in Bristol, Tennessee and is a one-half mile, lighted, 36-degree banked concrete oval with 77,000 permanent seats, including 24 suites, as of December 31, 1996. BMS also owns and operates a one-quarter mile lighted dragstrip. BMS currently sponsors four major NASCAR-sanctioned racing events annually comprised of two Winston Cup and two Busch Grand National events. BMS is one of the most popular facilities in the Winston Cup circuit among race fans due to its 36 degree banked turns and lighted nighttime races. Management believes that spectator demand for its Winston Cup events at BMS exceeds existing permanent seating capacity. In 1996, at BMS, the Company added approximately 6,000 permanent grandstand seats and relocated various souvenir, concessions and restroom facilities to the mezzanine level at BMS to increase spectator convenience and accessibility. In 1997, at BMS, the Company has constructed 55 new suites for a net increase of 31, has added approximately 39,000 permanent grandstand seats, and has contracted to make other site improvements, bringing the total number of its permanent seats to approximately 116,000.
     Charlotte Motor Speedway. CMS is located in Concord, North Carolina, approximately 12 miles northeast of uptown Charlotte. On Winston Cup race days it uses more than 1,000 acres of land, some of which is leased from others. CMS was among the first few superspeedways built and today is a modern, attractive facility. The principal track is a 1.5-mile banked asphalt quad-oval facility in excellent condition, having been repaved in 1994, and was the first superspeedway in North America lighted for nighttime racing. CMS also has three lighted "short" tracks (a 1/5-mile asphalt oval, a 1/4-mile asphalt oval and a 1/5-mile dirt oval), as well as a 2.25-mile asphalt road course. The Company has consistently improved and increased spectator seating arrangements at CMS. In 1997, at CMS, the Company has added approximately 25,000 permanent seats, including 26 new suites, and has contracted to make other site improvements.
                                       45

     Sears Point Raceway. SPR, located on approximately 800 acres in Sonoma, California with temporary seating capacity of approximately 18,000, consists of a 2.52-mile, twelve-turn road course, a one-quarter mile dragstrip, and a 157,000 square foot industrial park. The real property associated with the SPR facilities is currently leased by the Company under a long-term lease which includes a purchase option. See Note 7 to the Audited Consolidated Financial Statements for information on the terms and conditions of the SPR acquisition and lease. SPR currently sponsors a major NASCAR-sanctioned Winston Cup racing event annually. Additional annual events include a NASCAR-sanctioned Craftsman Truck Series, a National Hot Rod Association ("NHRA") Winston Drag Racing Series, as well as American Motorcycle Association and SCCA, racing events. The racetrack is also rented throughout the year by various organizations, including the SCCA, major automobile manufacturers, and other car clubs. In 1997, at SPR, the Company expects to complete parking, road improvements and grading to improve spectator site lines, and to increase and improve seating and facilities for spectator and media amenities.
     Texas Motor Speedway. TMS is a 1.5-mile, lighted, banked, asphalt quad-oval superspeedway with a permanent seating capacity of approximately 150,000, including 194 suites, and 76 planned condominiums. TMS, the second-largest sports facility in the United States in terms of permanent seating capacity, hosted its first major NASCAR Winston Cup race on April 6, 1997 preceded by a Busch Grand National race. In June 1997, TMS also sponsored a NASCAR Craftsman Truck Series event, an IRL event and two music concerts. Management is actively pursuing the scheduling of additional motorsports racing and other events at TMS. The Company expects TMS to attract spectators from throughout the South Central United States. The TMS facilities are subject to a lease transaction with the Fort Worth Sports Authority as of December 31, 1996. See Note 5 to the Audited Consolidated Financial Statements for information on the terms and conditions of the lease transaction.
                                       46

                                   MANAGEMENT
     The directors, executive officers and certain other senior officers of the Company are as follows:

Name                          Age       Principal Position(s) with the Company
O. Bruton Smith.........         70     Chief Executive Officer and Chairman*
H.A. "Humpy" Wheeler....         57     President, Chief Operating Officer and
                                        Director of SMI; President and General Manager
                                          of CMS*
William R. Brooks.......         47     Vice President, Treasurer, Chief Financial
                                        Officer and Director*
Edwin R. Clark..........         42     Executive Vice President and Director of SMI;
                                          President and General Manager of AMS*
William P. Benton.......         73     Director
Mark M. Gambill.........         46     Director
William E. Gossage......         36     Vice President and General Manager of TMS
M. Jeffrey Byrd.........         46     Vice President and General Manager of BMS
Steven Page.............         42     President and General Manager of SPR

* Executive officer.
     O. Bruton Smith has been Chief Executive Officer and a director of CMS since 1975. He was a founder of CMS in 1959 and was an executive officer and director of CMS until 1961, when it entered reorganization proceedings under the bankruptcy laws. Mr. Smith became Chief Executive Officer, President and a director of AMS upon acquiring it in 1990. He became Chief Executive Officer and Chairman of SMI upon its organization in December 1994, became the Chairman and President of BMS upon its acquisition in January 1996, of SPR upon its acquisition in November 1996, and of TMS upon its founding in 1995. Mr. Smith also owns and operates Sonic and Sonic Automotive, Inc. ("Sonic Automotive"), among other private businesses.
     H.A. "Humpy" Wheeler was hired in 1975 and has been a director and General Manager of CMS since 1976. Mr. Wheeler was named President of CMS in 1980, and became a director of AMS upon its acquisition in 1990. He became President, Chief Operating Officer and a director of SMI upon its organization in December 1994. Mr. Wheeler has been a Vice President and a director of BMS and SPR since their acquisition in 1996 and a Vice President and director of TMS since its founding in 1995.
     William R. Brooks joined Sonic from Price Waterhouse in 1983. Promoted from Tax Manager to Controller in 1985, he was promoted again, to Chief Financial Officer, in 1989. Mr. Brooks has been Vice President of CMS for more than five years and has been Vice President and a director of AMS, BMS and SPR since their acquisition, and of TMS since its founding. He became Vice President, Treasurer, Chief Financial Officer and a director of SMI upon its organization in December 1994 and has been the President and a director of Speedway Funding Corp., the Company's financing subsidiary ("SFC"), since 1995. Mr. Brooks also has served as a director of Sonic Automotive since its organization in early 1997.
     Edwin R. Clark became Vice President and General Manager of AMS in 1992 and was promoted to President and General Manager of AMS in 1995. Prior to that appointment, he was CMS' Vice President of Events from 1981 to 1992. Mr. Clark became Executive Vice President of SMI upon its organization in December 1994 and became a director of SMI in 1995.
     William P. Benton became a director of SMI in 1995. Since January 6, 1997, Mr. Benton has been the Executive Director of Ogilvy & Mather, a world-wide advertising agency. He is also a consultant to the chairmen and the chief executive officers of TI Group plc and Allied Holdings Inc. Prior to his appointment at Ogilvy & Mather, Mr. Benton served as Vice Chairman of Wells, Rich, Greene/BDDP Inc. Mr. Benton retired from Ford Motor Company as its Vice President of Marketing Worldwide in 1984 after a 37-year career with that company.
     Mark M. Gambill became a director of SMI in 1995. Mr. Gambill has been employed continuously since 1972 by Wheat, First Securities, Inc., an investment banking firm headquartered in Richmond, Virginia. In 1996, he was named President of Wheat, First Securities, Inc. Previously, Mr. Gambill acted as head of the Wheat, First
                                       47

Securities, Inc. Capital Markets division, including Corporate and Public Finance, Taxable Fixed Income, Municipal Sales and Trading, Equity Sales, Trading and Research. Mr. Gambill also has served on the Board of Directors of Wheat, First Securities, Inc. since 1983.
     William E. Gossage became Vice President and General Manager of TMS in August 1995. Before that appointment, he was Vice President of Public Relations at CMS from 1989 to 1995. Mr. Gossage previously worked with Miller Brewing Company in its motorsports public relations program and served in various public relations and managerial capacities at two other NASCAR-sanctioned tracks.
     M. Jeffrey Byrd was hired effective March 1, 1996 as Vice President and General Manager of BMS. Prior to working at BMS, Mr. Byrd had been continuously employed by RJR Nabisco for 23 years in various sports marketing positions, most recently as Vice President of business development for its Sports Marketing Enterprises affiliate.
     Steven Page was hired effective November 18, 1996 as President and General Manager of SPR. Prior to being hired by SMI, Mr. Page had been continuously employed by Brenda Raceway Corporation, who owned and operated SPR before its acquisition by the Company, for several years as President.
     Directors are generally elected to serve in staggered terms of three years and until their successors shall have been elected and qualified. The terms of Messrs. Wheeler and Clark expire in 2000; the terms of Messrs. Smith and Benton expire in 1998; and the terms of Messrs. Brooks and Gambill expire in 1999. Officers are elected by the Board of Directors to hold office until the first meeting of the Board of Directors following the next annual meeting of stockholders and until their successors are elected and qualified.
     Messrs. Benton and Gambill serve as members of the Audit Committee of the Board of Directors. Messrs. Benton, Gambill and Smith serve as members of the Compensation Committee.
     Information regarding executive compensation is incorporated by this reference from the Company's Annual Report on Form 10-K (Commission File Number 1-13582) for the year ended December 31, 1996 appearing under the caption "Executive Compensation."
     Information regarding security ownership of certain beneficial owners and management is incorporated by this reference from the Company's Annual Report on Form 10-K (Commission File Number 1-13582) for the year ended December 31, 1996 appearing under the caption "Security Ownership of Certain Beneficial Owners and Management."
                                       48

                              CERTAIN TRANSACTIONS
     CMS holds a note from a partnership in which the Company's Chairman is a partner. The outstanding balance due thereunder was $722,000 at June 30, 1997. The note due from such partnership is collateralized by certain land owned by the partnership and is payable on demand.
     Sonic, a majority shareholder of the Company controlled by the Company's Chairman, has made several loans and cash advances to AMS in the last three years. Such loans and advances stood at approximately $2.6 million at June 30, 1997. Of such amount, approximately $1.8 million bears interest at 3.83% per annum. The remainder of the amount bears interest at a rate of prime plus 1%.
     Prior to the completion of SMI's IPO, CMS joined with Sonic in filing consolidated federal income tax returns for several years. It did so for the period of 1995 ending with the restructuring consummated prior to the completion of the IPO. Under applicable federal tax law, each corporation included in Sonic's consolidated return is jointly and severally liable for any resultant tax. Under a tax allocation agreement dated January 27, 1995, however, CMS agreed to pay Sonic, in the event that additional federal income tax is determined to be due, an amount equal to CMS's separate federal income tax liability computed for all periods in which CMS and Sonic have been members of Sonic's consolidated group. Also pursuant to such agreement, Sonic agreed to indemnify CMS for any additional amount determined to be due from Sonic's consolidated group in excess of the federal income tax liability of CMS for such periods. The tax allocation agreement establishes procedures with respect to tax adjustments, tax claims, tax refunds, tax credits and other tax attributes relating to periods ending prior to the time that CMS left Sonic's consolidated group. Pursuant to such agreement, amounts payable by CMS for tax adjustments, if any, shall in no event exceed the sum of $1.8 million plus the amount of any tax adjustments for which CMS may receive future tax benefits.
     At June 30, 1997, the Company had a note receivable from the Company's Chairman for approximately $1.7 million. The principal balance of the note represents premiums paid by the Company under a split-dollar life insurance trust arrangement on behalf of the Chairman, in excess of cash surrender value. The note bears interest at 1% over prime. The Company pays the annual (or shorter period) premiums on split-dollar life insurance policies for the benefit of Mr. Smith.
     For information relating to the Company's Chairman and NCMS, see "Prospectus Summary -- Recent Developments -- NCMS."
     Messrs. Benton, Gambill and Smith served on the Company's Compensation Committee during 1996. Mr. Smith serves as the Chief Executive Officer of the Company. Mark M. Gambill is the President of Wheat, First Securities, Inc., the investment banking firm which acted as a lead underwriter in the Company's IPO in February 1995, was a lead underwriter in the Company's additional equity offering completed in March 1996, and the Company's offering of the Debentures in October 1996 and was one of the Initial Purchasers.
     No executive officer of SMI serves or served on the compensation committee of another entity during 1996 and no executive officer of SMI serves or served as a director of another entity who has or had an executive officer serving on the Board of Directors of SMI.
                                       49

                              DESCRIPTION OF NOTES
     EXCEPT AS OTHERWISE INDICATED BELOW, THE FOLLOWING SUMMARY APPLIES TO BOTH THE OLD NOTES AND THE NEW NOTES. AS USED HEREIN, THE TERM "NOTES" SHALL MEAN THE OLD NOTES AND THE NEW NOTES, UNLESS OTHERWISE INDICATED.
     The form and terms of the New Notes are substantially identical to the form and terms of the Old Notes, except that (i) the New Notes will have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof (ii) holders of the New Notes will not be entitled to Liquidated Damages, which terminate upon consummation of the Exchange Offer, and (iii) holders of the New Notes will not be, and upon consummation of the Exchange Offer, holders of the Old Notes will no longer be, entitled to certain rights under the Registration Rights Agreement intended for the holders of unregistered securities, except in certain limited circumstances. The New Notes will be issued solely in exchange for an equal principal amount of Old Notes. As of the date hereof, $125.0 million aggregate principal amount of Old Notes is outstanding. See "The Exchange Offer."
General
     The Old Notes were, and the New Notes will be, issued pursuant to the Indenture among the Company, the Guarantors and First Trust National Association, as Trustee, in a private transaction that is not subject to the registration requirements of the Securities Act. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act"). The Notes are subject to all such terms, and holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. A copy of the Indenture is available as set forth under " -- Additional Information." The definitions of certain terms used in the following summary are set forth below under
" -- Certain Definitions."
Principal, Maturity and Interest
     The Notes are limited in aggregate principal amount to $125.07million and will mature on August 15, 2007. Interest on the Notes will accrue at the rate of 8 1/2% per annum and will be payable semi-annually in arrears on February 15 and August 15, commencing on February 15, 1998, to holders of record on the immediately preceding January 31 and July 31. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, interest and Liquidated Damages, if any, on the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest and Liquidated Damages, if any, may be made by check mailed to the holders of Notes at their respective addresses set forth in the register of holders of Notes; provided, that all payments with respect to Notes the holders of which have given wire transfer instructions to the Company will be required to be made by wire transfer of immediately available funds to the accounts specified by the holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Old Notes were, and the New Notes will be, issued only in fully registered form, without coupons, and in denominations of $1,000 and integral multiples thereof.
     The Indenture provides for the issuance, subject to the restrictions contained in the 1997 Credit Facility and described below under " -- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock," of up to $75.0 million aggregate principal amount of additional Notes having identical terms and conditions to the Notes (the "Additional Notes"). Any Additional Notes will be part of the same issue as the Notes and will vote on all matters with the Notes. For purposes of this "Description of Notes," references to the Notes do not include Additional Notes. No offering of any such Additional Notes is being or shall in any manner be deemed to be made by this Prospectus. In addition, there can be no assurance as to when or whether the Company will issue any such Additional Notes or as to the aggregate principal amount of such Additional Notes.
Subsidiary Guarantees
     The Company's payment obligations under the Notes are jointly and severally guaranteed by each of the existing and future domestic Subsidiaries of the Company (other than the Company's Unrestricted Subsidiary)
                                       50
and each other subsidiary of the Company that guarantees the Company's obligations under the 1997 Credit Facility. The Guarantee of each such Guarantor is subordinated to the prior payment in full of all Guarantor Senior Indebtedness of such Guarantor, which includes the guarantees of the Company's obligations under the 1997 Credit Facility issued by the Guarantors. The obligations of each Guarantor under its Guarantee is limited so as not to constitute a fraudulent conveyance under applicable law. See "Risk
Factors -- Fraudulent Conveyance Statutes."
     The Indenture provides that no Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person whether or not affiliated with such Guarantor unless (i) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) assumes all the obligations of such Guarantor under the Notes and the Indenture pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee, and (ii) immediately after giving effect to such transaction, no Default or Event of Default would exist.
     The Indenture provides that (i) upon the release by all holders of Senior Indebtedness and Guarantor Senior Indebtedness of all guarantees issued by a Guarantor relating to such Senior Indebtedness and Guarantor Senior Indebtedness and all Liens on the property and assets of such Guarantor relating to Senior Indebtedness and Guarantor Senior Indebtedness or (ii) in the event of a sale or other disposition of all of the assets of any Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the Capital Stock of any Guarantor, then such Guarantor (in the event of clause (i) above or a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the Capital Stock of such Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all of the assets of such Guarantor) will be released and relieved of any obligations under its Guarantee; provided, that the Net Proceeds of any such sale or other disposition described in clause (ii) above are applied in accordance with the applicable provisions of the Indenture. See " -- Repurchase at Option of
Holders -- Asset Sales."
     On a pro forma basis, after giving effect to the Prior Offering and the application of the proceeds therefrom, the principal amount of Guarantor Senior Indebtedness outstanding at June730, 1997 would have been approximately $20.1 million, which amount is the same Indebtedness that constitutes Senior Indebtedness of the Company. The Indenture limits, subject to certain financial tests, the amount of additional indebtedness, including Guarantor Senior Indebtedness, that the Guarantors can incur. See " -- Certain
Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock."
     The Board of Directors of the Company may at any time designate the Unrestricted Subsidiary to be a Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Subsidiary of the Company of any outstanding Indebtedness of the Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the covenant described under the caption " -- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and (ii) no Default or Event of Default would be in existence following such designation. In addition, the Unrestricted Subsidiary shall continue to be an unrestricted subsidiary for purposes of the Indenture only if it (a) has no Indebtedness other than Non-Recourse Debt; (b) is a Person with respect to which neither the Company nor any of its Subsidiaries has any direct or indirect obligation (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and (c) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Subsidiaries. If, at any time, the Unrestricted Subsidiary fails to meet the requirements described in the preceding sentence, the Unrestricted Subsidiary shall thereafter cease to be an unrestricted subsidiary for purposes of the Indenture and any Indebtedness of the Unrestricted Subsidiary shall be deemed to be incurred by a Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption
" -- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock," the Company shall be in default of such covenant). In the event the Unrestricted Subsidiary is designated as a Subsidiary or ceases to be an unrestricted subsidiary for purposes of the Indenture, the Indenture will require the Company to cause the Unrestricted Subsidiary to execute and deliver to the Trustee a supplemental indenture pursuant to which the Unrestricted Subsidiary will become a Guarantor.
                                       51

Subordination
     The payment of principal of, and premium, if any, interest and Liquidated Damages, if any, on the Notes is subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness, whether outstanding on the date of the Indenture or thereafter incurred.
     Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of Senior Indebtedness will be entitled to receive payment in full in cash of all obligations due in respect of such Senior Indebtedness (including, in the case of Senior Indebtedness under the 1997 Credit Facility, interest after the commencement of any such proceeding at the rate specified in the applicable Senior Indebtedness) before the holders of Notes will be entitled to receive any payment with respect to the Notes, and until all Obligations with respect to Senior Indebtedness are paid in full, any distribution to which the holders of Notes would be entitled shall be made to the holders of Senior Indebtedness (except that holders of Notes may receive common equity securities or debt securities that are subordinated at least to the same extent as the Notes to Senior Indebtedness and any securities issued in exchange for Senior Indebtedness (collectively, "Permitted Junior Securities") and payments made from the trust described under " -- Legal Defeasance and Covenant Defeasance").
     The Company also may not make any payment upon or in respect of the Notes (except in Permitted Junior Securities or from the trust described under " -- Legal Defeasance and Covenant Defeasance") if (i) a default in the payment of the principal of, premium, if any, or interest on Designated Senior Indebtedness occurs and is continuing beyond any applicable period of grace or
(ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness that permits holders of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a written notice of such default (a "Payment Blockage Notice") from the Company or the holders of any Designated Senior Indebtedness. Payments on the Notes may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Indebtedness has been accelerated. No new period of payment blockage may be commenced unless and until (i) 360 days have elapsed since the Trustee's receipt of the immediately prior Payment Blockage Notice and (ii) all scheduled payments of principal, premium, if any, and interest on the Notes that have come due have been paid in full in cash. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been waived for a period of not less than 90 days.
     The Indenture further requires that the Company promptly notify holders of Senior Indebtedness if payment of the Notes is accelerated because of an Event of Default.
     As a result of the subordination provisions described above, in the event of a liquidation or insolvency, Holders of Notes may recover less ratably than creditors of the Company who are holders of Senior Indebtedness. On a pro forma basis, after giving effect to the Offering and the application of the proceeds therefrom, the principal amount of Senior Indebtedness outstanding at June 30, 1997 would have been approximately $20.1 million. The Indenture limits, subject to certain financial tests, the amount of additional Indebtedness, including Senior Indebtedness, that the Company and its Subsidiaries can incur. See
" -- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock."
Optional Redemption
     The Notes are not redeemable at the Company's option prior to August 15, 2002. Thereafter, the Notes will be subject to redemption at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on August 15 of the years indicated below:

Year                                                                            Percentage
2002.........................................................................   104.250%
2003.........................................................................   102.830%

                                       52

2004.........................................................................   101.420%
2005 and thereafter..........................................................   100.000%

Selection and Notice
     If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, that no Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.
Mandatory Redemption
     Except as set forth below under " -- Repurchase at the Option of Holders," the Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.
Repurchase at the Option of Holders
  Change of Control
     Upon the occurrence of a Change of Control, each holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Liquidated Damages, if any, thereon (the "Change of Control Payment") to the date of purchase (the "Change of Control Payment Date"). Within 15 days following any Change of Control, the Company will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes pursuant to the procedures required by the Indenture and described in such notice. The Change of Control Payment Date shall be a business day not less than 30 days nor more than 60 days after such notice is mailed.
     On the Change of Control Payment Date, the Company will, to the extent lawful, (i) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and (iii) deliver or cause to be delivered to the Trustee the Notes so accepted together with an officers' certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided, that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Indenture provides that, prior to complying with the provisions described under this caption, but in any event within 90 days following a Change of Control, the Company will either repay all outstanding Senior Indebtedness or obtain the requisite consents, if any, under all agreements governing outstanding Senior Indebtedness to permit the repurchase of Notes as described under this caption. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.
     The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable to the transaction constituting a Change of Control. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit holders of Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction. Although the existence of a holder's right to require the Company to repurchase the Notes in respect of a Change of Control may deter a third party from acquiring the Company in a transaction that constitutes a Change of Control, the provisions of the
Indenture relating to a Change of Control in and of themselves may not afford holders of Notes protection in the event of a highly leveraged transaction, reorganization, recapitalization,
                                       53
restructuring, merger or similar transaction involving the Company that may adversely affect holders, if such transaction is not the type of transaction included within the definition of a Change of Control.
     The 1997 Credit Facility provides that certain change of control events with respect to the Company will constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the 1997 Credit Facility. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to holders of Notes.
     The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all"
of the assets of the Company and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.
     The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.
     Restrictions in the Indenture described herein on the ability of the
Company and its Subsidiaries to incur additional Indebtedness, to grant Liens on its or their property, to make Restricted Payments and to make Asset Sales also may make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the Notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. In certain circumstances, such restrictions and the restrictions on transactions with Affiliates may make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries. While such restrictions cover a variety of arrangements which traditionally have been used to effect highly leveraged transactions, the Indenture may not afford the holders of Notes protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.
     The Company will comply with the requirements of Section 14(e) of, and Rule 14e-1 under, the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control.
  Asset Sales
     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, consummate an Asset Sale unless (i) the Company (or the Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors, set forth in an officers' certificate delivered to the Trustee, or by independent appraisal by an accounting, appraisal or investment banking firm of national standing) of the assets or Equity Interests issued or sold or otherwise disposed of and (ii) at least 75% of the consideration therefor received by the Company or such Subsidiary is in the form of cash or Cash Equivalents; provided, however, that (x) clause (ii) of this paragraph shall not apply to any Asset Sale involving the Company's Unrestricted
Subsidiary and (y) this paragraph shall not apply to any Like Kind Exchange.
     Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply such Net Proceeds, at its option, (a) to permanently reduce Senior Indebtedness (and correspondingly reduce commitments
                                       54
with respect thereto in the case of any reduction of borrowings under the 1997 Credit Facility), (b) to the acquisition of a controlling interest in another business, the making of a capital expenditure or the acquisition of other long-term assets, in each case, in the same or a similar line of business as the Company was engaged in on the date of the Indenture or (c) to reimburse the Company or its Subsidiaries for expenditures made, and costs incurred, to repair, rebuild, replace or restore property subject to loss, damage or taking to the extent that the Net Proceeds consist of insurance proceeds received on account of such loss, damage or taking. Pending the final application of any such Net Proceeds, the Company may temporarily reduce Senior Indebtedness or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $5.0 million, the Company will be required to make an offer to all holders of Notes (an "Asset Sale Offer") to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of purchase, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the
Trustee shall select the Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.
     Notwithstanding the foregoing, the Company and its subsidiaries are permitted to consummate one or more Asset Sales with respect to assets or properties with an aggregate fair market value (evidenced by a resolution of the Board of Directors set forth in an officers' certificate delivered to the Trustee) not in excess of $7.5 million with respect to all such Asset Sales made subsequent to the date of the Indenture without complying with the provisions of the preceding paragraphs.
     In the event of the transfer of substantially all (but not all) of the property and assets of the Company as an entirety to a Person in a transaction permitted under the caption " -- Certain Covenants -- Merger, Consolidation or Sale of Assets" below, the successor corporation shall be deemed to have sold the properties and assets of the Company not so transferred for purposes of this covenant and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value of such properties and assets of the Company or its Subsidiaries deemed to be sold shall be deemed to be Net Proceeds for purposes of this covenant.
     If at any time any non-cash consideration received by the Company in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash, then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Proceeds thereof shall be applied in accordance with this covenant.
     The Company will comply with the requirements of Section 14(e) of, and Rule 14e-1 under, the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to an Asset Sale Offer.
Certain Covenants
  Restricted Payments
     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other payment or distribution on account of the Equity Interests of the Company or any of its Subsidiaries (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Subsidiaries) or to the direct or indirect holders of the Equity Interests of the Company or any of its Subsidiaries in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company, dividends or distributions payable to the Company or any Subsidiary of the Company or dividends or distributions made by a Subsidiary of the Company to all holders of its Common Stock on a pro rata basis); (ii) purchase, redeem or otherwise acquire or retire for value any
Equity Interests of the Company, any Subsidiary of the Company, the Unrestricted Subsidiary or any direct or indirect parent of the Company (other than any such Equity Interests owned by the Company or any Subsidiary of the Company); (iii) make any principal payment on, or purchase,
                                       55
redeem, defease or otherwise acquire or retire for value, any Indebtedness that is subordinated to the Notes (other than the Notes), except at Stated Maturity; or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:
          (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and
          (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption " -- Incurrence of Indebtedness and Issuance of Preferred Stock"; and
          (c) such Restricted Payment, together with the aggregate of all other Restricted Payments made by the Company and its Subsidiaries after the date of the Indenture (excluding Restricted Payments permitted by clauses (v),
     (w) and (x) of the next succeeding paragraph), is less than the sum of (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) commencing April 1, 1997 to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Board of Directors, of marketable securities received by the Company from the issue or sale since the date of the Indenture of Equity Interests of the Company or of debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or convertible debt securities)
     sold to a Subsidiary of the Company or the Unrestricted Subsidiary and
     other than Disqualified Stock or debt securities that have been converted into Disqualified Stock), plus (iii) to the extent that any Restricted Investment that was made after the date of the Indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (A) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (B) the initial amount of such Restricted Investment plus (iv) the amount resulting from designation of the Unrestricted Subsidiary as a Subsidiary or the Unrestricted Subsidiary ceasing to be an unrestricted subsidiary for purposes of the Indenture
     (such amount to be valued as provided in the second succeeding paragraph) not to exceed the amount of Investments previously made by the Company or any Subsidiary in the Unrestricted Subsidiary and which was, while the Unrestricted Subsidiary was treated as an unrestricted subsidiary for purposes of the Indenture, treated as a Restricted Payment under the Indenture.
     The foregoing provisions do not prohibit: (u) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (v) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company or the Unrestricted Subsidiary) of other Equity Interests of the Company (other than any Disqualified Stock); provided, that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c) (ii) of the preceding paragraph; (w) the defeasance, redemption or repurchase of pari passu or subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness or the substantially concurrent sale (other than to a Subsidiary of the Company or the Unrestricted Subsidiary) of Equity Interests of the Company (other than Disqualified Stock); provided, that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c)
(ii) of the preceding paragraph; (x) the making of any Restricted Investments after the date of the Indenture not exceeding in the aggregate $25.0 million;
and (y)7the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Subsidiary of the Company held by any member of the Company's (or any of its Subsidiaries') management pursuant to any management equity subscription agreement or stock option agreement;
provided, that (A) the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $1.0 million in any twelve-month period plus the aggregate cash proceeds received by the Company during such twelve-month period from any reissuance of Equity Interests by the Company to members of management of the Company and its Subsidiaries, and (B) no Default or Event of Default shall have occurred and be continuing immediately after such transaction.
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     In connection with the designation of the Unrestricted Subsidiary as a
Subsidiary or the Unrestricted Subsidiary ceasing to be an unrestricted subsidiary for purposes of the Indenture, all outstanding Investments previously made by the Company or any Subsidiary in the Unrestricted Subsidiary will be deemed to constitute Investments in an amount equal to the greater of (x) the net book value of such Investments at the time of such designation or the Unrestricted Subsidiary ceasing to be an unrestricted subsidiary for purposes of the Indenture and (y) the fair market value of such Investments at the time of such designation or the Unrestricted Subsidiary ceasing to be an unrestricted subsidiary for purposes of the Indenture.
     The amount of all Restricted Payments (other than cash) shall be the fair market value (evidenced by a resolution of the Board of Directors set forth in an officers' certificate delivered to the Trustee) on the date of the Restricted Payment of the asset(s) proposed to be transferred by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an officers' certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant described above were computed, which calculations may be based upon the Company's latest available financial statements.
  Incurrence of Indebtedness and Issuance of Preferred Stock
     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Indebtedness) and that the Company will not issue any Disqualified
Stock and will not permit any of its Subsidiaries to issue any shares of preferred stock; provided, however, that (x) the Company may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock and (y)
a Guarantor may incur Acquired Indebtedness, in each case if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified
Stock is issued would have been at least 2.0 to 1 prior to and including
December 31, 1998 and 2.25 to 1 after January 1, 1999, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.
     The foregoing provisions do not apply to:
     (i) the incurrence by the Company of Indebtedness under the 1997 Credit Facility (and guarantees thereof by the Guarantors) in an aggregate principal amount at any time outstanding (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Subsidiaries thereunder) not to exceed $175.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied to permanently reduce the commitments with respect to such Indebtedness pursuant to the covenant described above under the caption " -- Repurchase at the Option of Holders -- Asset Sales";
     (ii) the incurrence by the Company of Indebtedness represented by the
Notes, excluding any Additional Notes, and the incurrence by the Guarantors of Indebtedness represented by the Guarantees;
     (iii) the incurrence by the Company or any of its Subsidiaries of Indebtedness represented by Capital Lease Obligations (whether or not incurred pursuant to sale and leaseback transactions), mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Subsidiary, in an aggregate principal amount not to exceed $10.0 million at any time outstanding;
     (iv) the incurrence by the Company or any of its Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, Existing Indebtedness or Indebtedness that was permitted by the Indenture to be incurred (other than any such Indebtedness incurred pursuant to clause (i), (iii), (v), (vi), (vii),
(viii), (ix) or (x) of this paragraph);
     (v) the incurrence by the Company or any of its Wholly Owned Subsidiaries
of intercompany Indebtedness between or among the Company and any of its Wholly Owned Subsidiaries; provided, however, that (i) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinate to the payment in full of all Obligations with respect to the Notes and (ii) (A) any subsequent issuance or transfer of Equity Interests
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that results in any such Indebtedness being held by a Person other than the
Company or a Wholly Owned Subsidiary and (B) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Wholly Owned Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Subsidiary, as the case may be;
     (vi) the incurrence by the Company of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to Indebtedness that is permitted by the terms of the Indenture to be incurred;
     (vii) the incurrence by the Company of Hedging Obligations under currency exchange agreements; provided, that such agreements were entered into in the ordinary course of business;
     (viii) the incurrence of Indebtedness of a Guarantor represented by guarantees of Indebtedness of the Company that has been incurred in accordance with the terms of the Indenture;
     (ix) Indebtedness for letters of credit relating to workers' compensation claims and self-insurance or similar requirements in the ordinary course of business; and
     (x) the incurrence by the Company of Indebtedness (in addition to Indebtedness permitted by any other clause of this paragraph) in an aggregate principal amount (or accreted value, as applicable) at any time outstanding not to exceed $15.0 million.
  Liens
     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien securing Indebtedness on any asset now owned or hereafter acquired, or any income or profits therefrom, or assign or convey any right to receive income therefrom, except Permitted Liens, unless all payments due under the Indenture and the Notes are secured on an equal and ratable basis with the Indebtedness so secured until such time as such Indebtedness is no longer secured by a Lien; provided, that if such Indebtedness is by its terms expressly subordinated to the Notes or any Guarantee, the Lien securing such Indebtedness shall be subordinate and junior to the Lien securing the Notes and the
Guarantees with the same relative priority as such subordinate or junior Indebtedness shall have with respect to the Notes and the Guarantees.
  Dividend and Other Payment Restrictions Affecting Subsidiaries
     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Subsidiary to (i)(a) pay dividends or make any other distributions to the Company or any of its Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any indebtedness owed to the Company or any of its Subsidiaries, (ii) make loans or advances to the Company or any of its Subsidiaries or (iii) transfer any of its properties or assets to the Company or any of its Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (a) applicable law, (b) the Indenture, (c) the 1997 Credit Facility as in effect on the date of the Indenture (and thereafter only to the extent such encumbrances or restrictions are no more restrictive than those in effect under the 1997 Credit Facility as in effect on the date of the
Indenture), (d) Existing Indebtedness, (e) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, (f) customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices, (g) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so acquired, or (h) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced.
  Merger, Consolidation, or Sale of Assets
     The Indenture provides that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or
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substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (i) the Company is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (iii) immediately after such transaction no Default or Event of Default exists; and (iv) except in the case of a merger of the Company with or into a Wholly Owned Subsidiary of the
Company, the Company or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (A) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and (B) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption " -- Incurrence of Indebtedness and Issuance of Preferred Stock."
  Transactions with Affiliates
     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Subsidiary with an unrelated Person, (ii)
with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $2.5 million, the Company delivers to the Trustee, a resolution of the Board of Directors set forth in an officers' certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors or, if there are no such disinterested directors, by a majority of the members of the Board of Directors and (iii) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, the Company delivers to the Trustee an opinion as to the fairness to the holders of Notes of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing; provided, that (w) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors or the payment of fees and indemnities to directors of the Company and its Subsidiaries in the ordinary course of business and consistent with the past practice of the Company or such
Subsidiary, (x) loans or advances to employees in the ordinary course of business, (y) transactions between or among the Company and/or its Wholly Owned Subsidiaries and (z) Restricted Payments (other than Restricted Investments)
that are permitted by the provisions of the Indenture described above under the caption " -- Restricted Payments," in each case, shall not be deemed Affiliate Transactions.
  Sale and Leaseback Transactions
     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, enter into any sale and leaseback transaction; provided, that the Company or one of its Subsidiaries may enter into a sale and leaseback transaction if (i) the Company or such Subsidiary could have (a) incurred Indebtedness in an amount equal to the Attributable Indebtedness relating to such sale and leaseback transaction pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption " -- Incurrence of Indebtedness and Issuance of Preferred Stock" and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption " -- Liens," (ii) the gross cash proceeds of such sale and leaseback transaction are at least equal to the fair market value (as determined in good faith by the Board of Directors and set forth in an officers' certificate delivered to the Trustee) of the property that is the
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subject of such sale and leaseback transaction and (iii) the transfer of assets in such sale and leaseback transaction is permitted by, and the Company applies the proceeds of such transaction in compliance with, the covenant described above under the caption " -- Repurchase at the Option of Holders -- Asset
Sales."
  Limitation on Issuances and Sales of Capital Stock of Wholly Owned
Subsidiaries
     The Indenture provides that the Company (i) will not, and will not permit any Wholly Owned Subsidiary of the Company to, transfer, convey, sell, lease or otherwise dispose of any Capital Stock of any Wholly Owned Subsidiary of the Company to any Person (other than the Company or a Wholly Owned Subsidiary of the Company), unless (a) such transfer, conveyance, sale, lease or other disposition is of all the Capital Stock of such Wholly Owned Subsidiary and (b) the cash Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption " -- Repurchase at the Option of Holders -- Asset Sales," and (ii) will not permit any Wholly Owned Subsidiary of the Company to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors' qualifying shares) to any Person other than to the Company or a Wholly Owned Subsidiary of the Company.
  Guarantees of Certain Indebtedness
     The Indenture provides that (i) the Company will not permit any of its Subsidiaries that is not a Guarantor to incur, guarantee or secure through the granting of Liens the payment of any Senior Indebtedness and (ii) the Company will not, and will not permit any of its Subsidiaries to, pledge any intercompany notes representing obligations of any of its Subsidiaries, to secure the payment of any Senior Indebtedness, in each case unless such Subsidiary, the Company and the Trustee execute and deliver a supplemental indenture evidencing such Subsidiary's Guarantee (providing for the unconditional guarantee by such Subsidiary, on a senior subordinated basis, of the Notes).
  Limitation on Layering
     The Indenture provides that, notwithstanding the provisions of the
Indenture described above under
" -- Incurrence of Indebtedness and Issuance of Preferred Stock," (i) the
Company will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Indebtedness of the Company and senior in any respect in right of payment to the Notes, and (ii) no Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness of such Guarantor that is subordinate or junior in right of payment to any Indebtedness of such Guarantor and senior in any respect in right of payment to the Guarantee of such
Guarantor.
  Payments for Consent
     The Indenture provides that neither the Company nor any of its Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.
  Reports
     The Indenture provides that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to holders of Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company and the Guarantors have agreed that, for so long as any Transfer Restricted Securities as remain
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outstanding as Transfer Restricted Securities, they will furnish to the Holders and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.
Events of Default and Remedies
     The Indenture provides that each of the following constitutes an Event of
Default: (i) default for 30 days in the payment when due of interest on, or Liquidated Damages, if any, with respect to, the Notes (whether or not prohibited by the subordination provisions of the Indenture); (ii) default in payment when due of the principal of or premium, if any, on the Notes (whether or not prohibited by the subordination provisions of the Indenture); (iii) failure by the Company to comply with the provisions described under the captions " -- Repurchase at the Option of Holders -- Change of Control" or
" -- Asset Sales"; (iv) failure by the Company to comply with the provisions described under the captions " -- Certain Covenants -- Restricted Payments" or
" -- Incurrence of Indebtedness and Issuance of Preferred Stock" and the continuance of such failure for a period of 30 days after notice is given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the Notes then outstanding; (v) failure by the Company for 60 days after notice is given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the Notes then outstanding to comply with any of its other agreements in the Indenture or the Notes; (vi) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of such Indebtedness at its Stated Maturity (after the expiration of any applicable grace period) or (b) results in the acceleration of such Indebtedness prior to its maturity and, in each case, the principal amount of which Indebtedness, together with the principal amount of any other such Indebtedness described in clauses (a) and (b) above, aggregates $5.0 million or more; (vii) failure by the Company or any of its Subsidiaries to pay final judgments aggregating in excess of $5.0 million (net of amounts covered by insurance), which judgments are not paid, discharged or stayed for a period of 60 days; (viii) certain events of bankruptcy or insolvency with respect to the Company or any of its Subsidiaries; or (ix) the Guarantee of any Guarantor is held in judicial proceedings to be unenforceable or invalid or ceases for any reason to be in full force and effect (other than in accordance with the terms of the Indenture) or any Guarantor or any Person acting on behalf of any Guarantor denies or disaffirms such Guarantor's obligations under its Guarantee (other than by reason of a release of such Guarantor from its
Guarantee in accordance with the terms of the Indenture).
     If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately; provided, however, that if any Senior Indebtedness is outstanding under the 1997 Credit Facility, upon a declaration of acceleration, the Notes shall be payable upon the earlier of (x) the day which is five Business Days after the provision to the Company and the agent under the 1997 Credit Facility of written notice of such declaration and (y) the date of acceleration of any Indebtedness under the 1997 Credit Facility. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.
     In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs prior to
August 15, 2002, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Notes prior to August 15, 2002, then the premium
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specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.
     The holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes.
     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.
No Personal Liability of Directors, Officers, Employees and Shareholders
     No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or any Guarantor under the Notes, the Guarantees, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.
Legal Defeasance and Covenant Defeasance
     The Company may, at its option and at any time, elect to have all of the obligations of the Company and the Guarantors discharged with respect to the outstanding Notes ("Legal Defeasance") except for (i) the rights of holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest and Liquidated Damages, if any, on such Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of transfer of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.
     In order to exercise either Legal Defeasance or Covenant Defeasance, (i)
the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of Notes, cash in United States dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest and Liquidated Damages, if any, on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the
Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal
Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be
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continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Company must deliver to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the holders of Notes over the other creditors of the Company or any Guarantor with the intent of defeating, hindering, delaying or defrauding creditors, any Guarantor of the Company or others; and (viii) the Company must deliver to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with.
Transfer and Exchange
     A holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and the Company may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.
     The registered holder of a Note will be treated as the owner of it for all purposes.
Amendment, Supplement and Waiver
     Except as provided in the next succeeding paragraphs, the Indenture, the Guarantees or the Notes may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a tender offer or exchange offer for Notes), and any existing default or compliance with any provision of the Indenture, the Guarantees or the Notes may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).
     Without the consent of each holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting holder): (i) reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption or repurchase of the
Notes (other than provisions relating to the covenants described above under the caption " -- Repurchase at the Option of Holders"), (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes, (vii) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption " -- Repurchase at the Option of Holders") (viii) release any Guarantor from any of its obligations under its Guarantee or the Indenture, except in accordance with the terms of the Indenture, or (ix) make any change in the foregoing amendment and waiver provisions. In addition, any amendment to the provisions of Article X of the Indenture (which relate to subordination) or the related definitions will require the consent of the holders of at least 75% in aggregate principal amount of the Notes then outstanding if such amendment would adversely affect the rights of holders of Notes.
     Notwithstanding the foregoing, without the consent of any holder of Notes, the Company, the Guarantors and the Trustee may amend or supplement the Indenture, the Guarantees or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to
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provide for the assumption of the Company's or a Guarantor's obligations to holders of Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the Indenture of any such holder, to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act, or to provide for the issuance of Additional Notes pursuant to the Indenture to the extent permitted under the restrictions contained in the 1997 Credit Facility and described under " -- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock."
Concerning the Trustee
     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, if the Trustee acquires any conflicting interest, the Trustee must (i) eliminate such conflict within 90 days, (ii) if a registration statement with respect to the Notes is effective, apply to the Commission for permission to continue or (iii) resign.
     The holders of a majority in aggregate principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.
Additional Information
     Anyone who receives this Offering Memorandum may obtain a copy of the Indenture and Registration Rights Agreement without charge by writing to
Speedway Motorsports, Inc., U.S. Highway 29 North, Post Office Box 600, Concord, North Carolina 28206-0600, Attention: Ms. Marylaurel E. Wilks, telephone: (704) 455-3239.
Book-Entry, Delivery and Form
     The Old Notes initially were issued in the form of one global note (the "Global Old Note), and the New Notes will initially be issued in the form of one global note (the "Global New Note" and collectively with the Global Old Note, the "Global Notes"). The Global New Note will be deposited on the date of the Exchange Offer (the "Closing Date") with, or on behalf of, the Depositary and registered in the name of Cede & Co., as nominee of the Depositary (such nominee being referred to herein as the "Global Note Holder").
     Notes that are issued as described below under " -- Certificated
Securities" will be issued in the form of registered definitive certificates
(the "Certificated Securities"). Upon the transfer of Certificated Securities evidencing Old Notes, such Certificated Securities may, unless the Global Old Note has previously been exchanged for Certificated Securities, be exchanged for an interest in the Global Old Note representing the principal amount of Old
Notes being transferred. Similarly, upon the transfer of Certificated Securities evidencing New Notes, such Certificated Securities may, unless the Global New Note has previously been exchanged for Certificated Securities, be exchanged for an interest in the Global New Note representing the principal amount of New
Notes being transferred.
     The Depositary is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depositary's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary's Participants include securities brokers and dealers (including the Initial Purchasers), banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or the "Depositary's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only through the Depositary's
Participants or the Depositary's Indirect Participants.
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     The Company expects that pursuant to procedures established by the
Depositary (i) upon deposit of the Global New Note, the Depositary will credit the accounts of Participants exchanging Old Notes for New Notes with portions of the principal amount of the Global New Note and (ii) ownership of the New Notes evidenced by the Global New Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary
(with respect to the interests of the Depositary's Participants), the Depositary's Participants and the Depositary's Indirect Participants.
Prospective purchasers are advised that the laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer Notes evidenced by a Global Note will be limited to such extent.
     So long as the Global Note Holder is the registered owner of any Notes, the Global Note Holder will be considered the sole holder under the Indenture of any Notes evidenced by the Global Notes. Beneficial owners of Notes evidenced by the Global Notes will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records of the Depositary or for maintaining, supervising or reviewing any records of the Depositary relating to the Notes.
     Payments in respect of the principal of, premium, if any, and interest and Liquidated Damages, if any, on any Notes registered in the name of the Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of the Global Note Holder in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes. The Company believes, however, that it is currently the policy of the Depositary to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of the Depositary. Payments by the Depositary's Participants and the Depositary's Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of the Depositary's Participants or the Depositary's Indirect Participants.
  Certificated Securities
     Subject to certain conditions, any person having a beneficial interest in the Global Notes may, upon request to the Trustee, exchange such beneficial interest for Notes in the form of Certificated Securities. Upon any such issuance, the Trustee is required to register such Certificated Securities in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). In addition, if (i) the Company notifies the
Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in the form of Certificated Securities under the Indenture, then, upon surrender by the Global Note Holder of its
Global Notes, Notes in such form will be issued to each person that the Global Note Holder and the Depositary identify as being the beneficial owner of the related Notes.
     Neither the Company nor the Trustee will be liable for any delay by the Global Note Holder or the Depositary in identifying the beneficial owners of Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or the Depositary for all purposes.
Same-Day Settlement and Payment
     The Indenture requires that payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages, if any) be made by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. With respect to Certificated Securities, the Company will make all payments of principal, premium, if any, interest and Liquidated Damages, if any, by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address.
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Certain Definitions
     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.
     "1997 Credit Facility" means that certain credit agreement, dated the date of the Indenture, by and among the Company, as borrower, and the lenders named therein, including NationsBank, N.A., as agent for the lenders and a lender, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, extended, replaced or refinanced from time to time.
     "Acquired Indebtedness" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person that was not incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.
     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided, that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.
     "Asset Sale" means (i) the sale, lease, conveyance or other disposition of any assets (including, without limitation, by way of (x) a sale and leaseback,
(y) the sale or other transfer of Equity Interests in or assets of the Company's Unrestricted Subsidiary or (z) a Like Kind Exchange) other than sales of inventory in the ordinary course of business consistent with past practices; provided, that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company, its Subsidiaries and the Unrestricted Subsidiary taken as a whole will be governed by the provisions of the Indenture described above under the caption " -- Repurchase at the Option of Holders -- Change of Control" and/or the provisions described above under the caption " -- Certain Covenants -- Merger, Consolidation or Sale of Assets" and shall not be deemed to be "Asset Sales", and (ii) the issue or sale by the Company or any of its Subsidiaries of Equity Interests of any of the Company's Subsidiaries, in the case of either clause (i) or (ii), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $500,000 or (b) for net proceeds in excess of $500,000. Notwithstanding the foregoing: (i) a transfer of assets by the Company to a Wholly Owned Subsidiary or by a Wholly Owned Subsidiary to the Company or to another Wholly Owned Subsidiary, (ii) an issuance of Equity Interests by a
Wholly Owned Subsidiary to the Company or to another Wholly Owned Subsidiary, and (iii) a Restricted Payment that is permitted by the covenant described above under the caption " -- Certain Covenants -- Restricted Payments" will not be deemed to be Asset Sales.
     "Attributable Indebtedness" in respect of a sale and leaseback transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended).
     "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.
     "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership, partnership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.
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     "Cash Equivalents" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition, (iii) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any lender party to the 1997 Credit Facility or with any domestic commercial bank having capital and surplus in excess of $500 million and a Keefe Bank Watch Rating of "B" or better, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause
(iii) above and (v) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Corporation and in each case maturing within six months after the date of acquisition.
     "Change of Control" means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of (A) the Company and its Subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the
Exchange Act) other than O. Bruton Smith or his Related Parties or Sonic Financial Corporation or any of their respective Affiliates or (B) Sonic Financial Corporation to any "person" (as defined above) other than O. Bruton Smith or his Related Parties or any of their respective Affiliates, (ii) the adoption of a plan relating to the liquidation or dissolution of the Company or Sonic Financial Corporation, (iii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that (A) any "person" (as defined above), other than O. Bruton Smith or his Related Parties or Sonic Financial Corporation or any of their respective Affiliates, becomes the "beneficial owner" (as such term is defined in Rule
13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the Voting Stock of the Company or (B) any "person" (as defined above), other than O. Bruton Smith or his Related Parties or any of their respective Affiliates, becomes the "beneficial owner" (as defined above), directly or indirectly, of more than 50% of the Voting Stock of Sonic Financial Corporation, (iv) the first day on which a majority of the members of the Board of Directors of the Company or Sonic Financial Corporation are not Continuing Directors or (v) a Repurchase Event occurs with respect to the Company's 5 3/4% Convertible Subordinated Debentures Due 2003 under the Indenture dated as of September 1, 1996 (the "Convertible Indenture"), between the Company and First Union National Bank of North Carolina, as trustee.
     "Code" means the Internal Revenue Code of 1986, as amended.
     "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus (i) an amount equal to any extraordinary loss plus any net loss realized in connection with an Asset Sale (to the extent such losses were deducted in computing such Consolidated Net Income), plus (ii) provision for taxes based on income or profits of such Person and its Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income, plus (iii) consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Indebtedness, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income, plus (iv) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash charges (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash charges were deducted in computing such Consolidated Net Income minus (v) non-cash items of such Person and its Subsidiaries increasing Consolidated Net Income for such period, in each case, on a consolidated basis and determined in accordance with GAAP. Notwithstanding the foregoing, the provision for taxes on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Subsidiary of the referent Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in the same proportion) that the Net Income of such
Subsidiary was included in calculating the Consolidated Net Income of such
Person and only if a corresponding amount would be permitted at the
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date of determination to be dividended to the Company by such Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.
     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income (but not loss) of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Subsidiary thereof, (ii) the Net Income of any Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, (iv) the cumulative effect of a change in accounting principles shall be excluded and (v) the Net Income of, or any dividends or other distributions from, the Unrestricted Subsidiary, to the extent otherwise included, shall be excluded, until distributed in cash to the Company or one of its Subsidiaries.
     "Consolidated Net Worth" means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the common stockholders of such Person and its consolidated Subsidiaries as of such date plus (ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less (x) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the date of the Indenture in the book value of any asset owned by such Person or a consolidated Subsidiary of such Person, (y) all investments as of such date in unconsolidated Subsidiaries and in Persons that are not Subsidiaries (except, in each case, Permitted Investments), and (z) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.
     "Continuing Directors" means, with respect to any Person as of any date of determination, any member of the Board of Directors of such Person who (i) was a member of such Board of Directors on the date of the Indenture or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.
     "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.
     "Designated Senior Indebtedness" means (i) so long as Senior Indebtedness is outstanding under the 1997 Credit Facility, all Senior Indebtedness outstanding under the 1997 Credit Facility and (ii) thereafter, any other Senior Indebtedness permitted under the Indenture the principal amount of which is
$25.0 million or more and that has been designated by the Company as "Designated Senior Indebtedness."
     "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature.
     "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).
     "Existing Indebtedness" means Indebtedness of the Company and its Subsidiaries in existence on the date of the Indenture.
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     "Fixed Charges" means, with respect to any Person for any period, the sum of (i) the consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Indebtedness, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations) and (ii) the consolidated interest expense of such Person and its Subsidiaries that was capitalized during such period, and (iii) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Subsidiaries or secured by a Lien on assets of such Person or one of its Subsidiaries
(whether or not such guarantee or Lien is called upon) and (iv) the product of
(a) all cash dividend payments (and non-cash dividend payments in the case of a Person that is a Subsidiary) on any series of preferred stock of such Person, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.
     "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any of its Subsidiaries incurs, assumes, guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. In addition, for purposes of making the computation referred to above, (i) acquisitions that have been made by the Company or any of its Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (iii) of the proviso set forth in the definition of Consolidated Net Income, and (ii) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, and (iii) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Subsidiaries following the Calculation Date.
     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession which are in effect on the date of the Indenture.
     "Government Securities" means: (i) securities that are (a) direct obligations of the United States of America for the payment of which the full faith and credit of the United States of America is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof; and (ii) depositary receipts issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any Government Security which is specified in clause (i) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal or interest on any Government Security which is so specified and held; provided, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Government Security or the specific payment of principal or interest of the Government Security evidenced by such depositary receipt.
     "Guarantee" or "guarantee" (unless the context requires otherwise) means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any
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manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.
     "Guarantor Senior Indebtedness" means, with respect to any Guarantor, (i) the guarantee of such Guarantor of the Company's Obligations under the 1997 Credit Facility and (ii) any other Indebtedness permitted to be incurred by such Guarantor under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Guarantee of such Guarantor. Notwithstanding anything to the contrary in the foregoing, Guarantor Senior Indebtedness will not include (u) any Indebtedness of such Guarantor representing a guarantee of Indebtedness of the Company or any other Guarantor which is subordinate or junior to, or pari passu with, the Notes or the
Guarantee of such other Guarantor, as the case may be, (v) any Indebtedness that is expressly subordinate or junior in right of payment to any other Indebtedness of such Guarantor, (w) any liability for federal, state, local or other taxes owed or owing by such Guarantor, (x) any Indebtedness of such Guarantor to any of its Subsidiaries or other Affiliates, (y) any trade payables or (z) that portion of any Indebtedness that is incurred in violation of the Indenture.
     "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates and the value of foreign currencies purchased by the Company or any of its Subsidiaries in the ordinary course of business.
     "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) and, to the extent not otherwise included, the guarantee by such Person of any indebtedness of any other Person.
     "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided, that an acquisition of assets, Equity Interests or other securities by the Company for consideration consisting of common equity securities of the Company shall not be deemed to be an Investment.
     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).
     "Like Kind Exchange" means the exchange pursuant to Section 1031 of the
Code of (i) any real property (other than any speedway that is owned on or acquired after the date of the Indenture by the Company or any Subsidiary) used or to be used in connection with the business of the Company or (ii) any other real property to be used in connection with the business of the Company.
     "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries and
(ii) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).
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     "Net Proceeds" means the aggregate cash proceeds (or in the case of any
Asset Sale involving the Unrestricted Subsidiary, the amount of such aggregate cash proceeds that equals the aggregate amount of all Restricted Investments in the Unrestricted Subsidiary that have not been repaid prior to the date of such Asset Sale) received by the Company or any of its Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions), any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP. Notwithstanding the foregoing, in the event the Company or any of its Subsidiaries engages in a Like Kind Exchange, Net Proceeds shall not include any cash proceeds with respect to such Like Kind Exchange that are reinvested in or used to purchase pursuant to Section 1031 of the Code like kind real property used or to be used in the business of the Company.
     "Non-Recourse Debt" means Indebtedness: (i) as to which neither the Company nor any of its Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness),
(b) is directly or indirectly liable (as a guarantor or otherwise), or (c) constitutes the lender; and (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against the Unrestricted Subsidiary) would permit (upon notice or lapse of time or both) any holder of any other Indebtedness of the Company or any of its Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity.
     "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.
     "Permitted Investments" means: (i) any Investment in the Company or in a Wholly Owned Subsidiary of the Company; (ii) any Investment in Cash Equivalents;
(iii) any Investment by the Company or any Subsidiary of the Company in a
Person, if as a result of such Investment (y) such Person becomes a Wholly Owned Subsidiary of the Company or (z) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Wholly Owned Subsidiary of the Company; and (iv) any Restricted Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption
" -- Repurchase at the Option of Holders -- Asset Sales."
     "Permitted Liens" means: (i) Liens on assets of the Company securing Senior Indebtedness and Liens on assets of a Guarantor securing Guarantor Senior Indebtedness of such Guarantor; provided, that such Senior Indebtedness or Guarantor Senior Indebtedness, as the case may be, was permitted by the terms of the Indenture to be incurred; (ii) Liens in favor of the Company; (iii) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company; (iv) Liens on property existing at the time of acquisition thereof by the Company or any Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition; (v) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business; (vi) Liens relating to judgments to the extent permitted under the Indenture; and (vii) Liens existing on the date of the Indenture.
     "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Subsidiaries; provided, that: (i) the principal amount (or accreted value, if applicable) of such Permitted
Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a final maturity date no earlier than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended,
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refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Notes on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by the Company or by the Subsidiary which is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.
     "Person" means any individual, corporation, limited or general partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof or any other entity.
     "Related Parties" means, when used with respect to any individual, the spouse, lineal descendants, parents and siblings of any such individual; the estates, heirs, legatees and legal representatives of any such individual and any of the foregoing; and all trusts established by any such individual and any of the foregoing for estate planning purposes of which any such individual and any of the foregoing are the sole beneficiaries or grantors.
     "Restricted Investment" means an Investment other than a Permitted Investment.
     "Senior Indebtedness" means (i) Indebtedness under the 1997 Credit Facility (including interest in respect thereof accruing after the commencement of any bankruptcy or similar proceeding to the extent that such interest is allowable as a bankruptcy claim in such proceeding) and (ii) any other Indebtedness permitted to be incurred by the Company under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness will not include (v) any Indebtedness that is expressly subordinate or junior in right of payment to any other Indebtedness of the Company, (w) any liability for federal, state, local or other taxes owed or owing by the Company, (x) any Indebtedness of the Company to any of its Subsidiaries, the Unrestricted Subsidiary or other Affiliates, (y) any trade payables or (z) that portion of Indebtedness that is incurred in violation of the Indenture.
     "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the Indenture.
     "Stated Maturity" means, with respect to any payment of interest on or principal of any Indebtedness, the date on which such payment was scheduled to be made in the documentation governing such Indebtedness without regard to the occurrence of any subsequent event or contingency.
     "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b)
the only general partners of which are such Person or of one or more
Subsidiaries of such Person (or any combination thereof). Notwithstanding the foregoing, the Unrestricted Subsidiary shall not, while designated as an unrestricted subsidiary as described above under " -- Subsidiary Guarantees," be a Subsidiary of the Company for any purposes of the Indenture.
     "Unrestricted Subsidiary" means Oil-Chem Research Corp. and its subsidiaries taken as a whole. Oil-Chem Research Corp. is wholly owned by the Company, had Consolidated Net Loss of $104,000 and $3,000 for the year ended December 31, 1996 and the six months ended June 30, 1997, respectively, and had Consolidated Net Worth of $4,355,000 and $4,352,000 at December 31, 1996 and
June 30, 1997, respectively.
     "Voting Stock" means, with respect to any Person as of any date, the
Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.
     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.
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     "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which
(other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person. Notwithstanding the foregoing, the Unrestricted Subsidiary shall not, while designated as an unrestricted subsidiary as described above under " -- Subsidiary Guarantees," be included in the definition of Wholly Owned Subsidiary for any purposes of the Indenture.
                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES
General
     The following summary of the material U.S. federal income tax consequences of exchanging Old Notes for New Notes pursuant to the Exchange Offer is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations thereunder, Internal Revenue Service ("IRS") rulings and pronouncements, reports of congressional committees, judicial decisions and current administrative rulings and practice, all as in effect on the date hereof, all of which are subject to change at any time, and any such change may be applied retroactively in a manner that could adversely affect the tax consequences described below.
     This summary applies only to Notes held as "capital assets" within the meaning of section 1221 of the Code (generally property held for investment and not for sale to customers in the ordinary course of a trade or business) by holders who or which are (i) citizens or residents of the United States, (ii) domestic corporations, partnerships or other entities or (iii) otherwise subject to U.S. federal income taxation on a net income basis in respect of income and gain from the Notes. This summary does not address aspects of U.S. federal income taxation that may be applicable to holders that are subject to special tax rules, such as certain financial institutions, tax-exempt organizations, insurance companies, dealers in securities, foreign corporations and nonresident alien individuals. Moreover, this summary does not address any of the U.S. federal income tax consequences of holders that do not acquire New Notes pursuant to the Exchange Offer, nor does it address the applicability or effect of any state, local or foreign tax laws.
     The Company has not sought and will not seek any rulings from the IRS with respect to the position of the Company discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of exchanging Old Notes for New Notes.
Exchange Offer
     The exchange of Old Notes for New Notes pursuant to the Exchange Offer should not be treated as an "exchange" for U.S. federal income tax purposes because the New Notes will not be considered to differ materially in kind or extent from the Old Notes. New Notes received by a holder of Old Notes should be treated as a continuation of the Old Notes in the hands of such holder. Accordingly, there should not be any U.S. federal income tax consequences to holders exchanging Old Notes for New Notes pursuant to the Exchange Offer. A holder's holding period of New Notes will include the holding period of the Old Notes exchanged therefor.
Potential Contingent Payments
     Holders of New Notes should be aware that it is possible that the IRS could assert that the Liquidated Damages which the Company would have been obligated to pay if the Exchange Offer registration statement had not been filed or is not declared effective within the time periods set forth herein (or certain other actions are not taken) (as described above under "The Exchange
Offer -- Termination of Certain Rights") are "contingent payments" for U.S. federal income tax purposes. If so treated, the New Notes would be treated as contingent payment debt instruments and a holder of a New Note would be required to accrue interest income over the term of such New Note under the
"noncontingent bond method" set forth in the U.S. Treasury Regulations issued by the IRS under Code (section mark)1275 (the "Contingent Debt Regulations"). Under the Contingent Debt Regulations, any gain recognized by a holder on the sale, exchange or retirement of a New Note could be treated as interest income. However, the Contingent Debt Regulations provide that, for purposes of determining whether a debt instrument is a contingent payment debt instrument, remote or incidental contingencies are ignored.
     On the date of issue, the Company believed, prior to and on the date the
New Notes are issued, the possibility of the payment of Liquidated Damages on the Old Notes was remote. Based on this assumption, the Old Notes
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will not be treated as contingent payment debt instruments. Accordingly, the Old
Notes should not be treated as contingent payment debt instruments.
     EACH HOLDER SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSIDERATIONS DISCUSSED ABOVE TO THEIR PARTICULAR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.
                      DESCRIPTION OF CERTAIN INDEBTEDNESS
1997 Credit Facility
     The 1997 Credit Facility closed concurrently with the Prior Offering. The 1997 Credit Facility provides for borrowings in an aggregate principal amount of up to $175.0 million, including a sub-limit of $10.0 million for the issuance of standby letters of credit. Indebtedness under the 1997 Credit Facility is guaranteed by each material domestic subsidiary of the Company. Loans made pursuant to the 1997 Credit Facility may be borrowed, repaid and reborrowed from time to time until the fifth anniversary of the establishment of the 1997 Credit Facility subject to satisfaction of certain conditions on the date of any such borrowing. As of the date of this Prospectus, the Company has not made any borrowings under the 1997 Credit Facility.
     Amounts outstanding under the 1997 Credit Facility bear interest at a rate based, at the Company's option, upon (i) the London Interbank Offered Rate ("LIBOR") plus a margin ranging from 0.5% to 1.125%, as adjusted from time to time in accordance with the terms of the 1997 Credit Facility, or (ii) the greater of (A) NationsBank's prime rate or (B) the Federal Funds rate plus 0.5%. The 1997 Credit Facility adjusts the margin applicable to the LIBOR borrowings based upon certain ratios of funded debt to EBITDA.
     The 1997 Credit Facility contains a number of financial, affirmative and negative covenants that regulate the Company's operations. Financial covenants require maintenance of ratios of funded debt to EBITDA, consolidated funded debt to consolidated capitalization, and minimum interest coverage, and require the Company to maintain a minimum net worth. Negative covenants restrict, among other things, the incurrence and existence of liens, the making of investments, "restricted payments," including share repurchases, capital expenditures, transactions with affiliates, acquisitions, sales of assets, and the incurrence of debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
Debentures
     On October 1, 1996, the Company completed a private placement of the Debentures in the aggregate principal amount of $74.0 million. Net proceeds to the Company after commissions and discounts were $72.15 million. The Debentures are unsecured, mature on September 30, 2003, are currently convertible into Common Stock at the holder's option at $31.11 per share until maturity, and are redeemable at the Company's option after September 29, 2000. Interest payments are due semi-annually on March 31 and September 30. The Debentures are subordinated to all present and future senior indebtedness of the Company, including indebtedness under the Notes and the 1997 Credit Facility. Redemption prices in fiscal year periods ending September 30 are 102.46% in 2000, 101.64%
in 2001 and 100.82% in 2002. After September 30, 2002, the Debentures are redeemable at par. In conversion, 2,378,565 shares of Common Stock would be issuable. The proceeds from the sale of the Debentures were used to repay outstanding borrowings under the 1996 Credit Facility, fund construction costs of TMS and for working capital needs of the Company.
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                              PLAN OF DISTRIBUTION
     Any broker-dealer who holds Old Notes that were acquired for its own account as a result of market-making activities or other trading activities may exchange such Old Notes pursuant to the Exchange Offer. However, each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old
Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that, starting on the Expiration Date and ending on the close of business one year after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for
use in connection with any such resale. In addition, until            , 1998,
all dealers effecting transactions in the New Notes may be required to deliver a prospectus.
     The Company will not receive any proceeds from any sales of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit of any such resale of New Notes and any commissions or concessions received by such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.
     For a period of one year after the Expiration Date, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for the holders of the Notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.
                                 LEGAL MATTERS
     The validity of the New Notes offered hereby will be passed upon by Parker, Poe, Adams & Bernstein L.L.P., Charlotte, North Carolina, counsel to the
Company.
                              INDEPENDENT AUDITORS
     The audited financial statements of Speedway Motorsports, Inc. and subsidiaries included in this Prospectus and the related financial statement schedule included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to significant tax adjustments proposed by the
IRS for additional income taxes and penalties plus interest at Atlanta Motor Speedway, Inc.), and have been so included in the reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
     The following documents have been filed with the Commission by the Company and are hereby incorporated by reference into this Prospectus: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (File No. 1-13582); (ii) the Company's Quarterly Reports on Forms 10-Q for the quarters ended March 31, 1997 and June 30, 1997; (iii) the Company's Current Reports on Form 8-K filed on November 18, 1996 and amendment thereto on Form 8-K/A filed on Feburary 3, 1997 and Form 8-K filed on June 30, 1997; and (iv) the description of the Common Stock contained in the Company's Registration Statement on Form
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8-A filed with the Commission pursuant to Section 12 of the Exchange Act. All other documents and reports filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this Prospectus and prior to the termination of this Exchange Offer and for a period of one year thereafter (for broker dealer use) shall be deemed to be incorporated by reference herein and shall be deemed to be a part hereof from the date of the filing of such reports and documents.
     Any statement contained in a document incorporated or deemed incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that is also deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
     The Company hereby undertakes to provide without charge to each person to whom an Prospectus is delivered, upon written or oral request of such person, a copy of any document incorporated herein by reference (not including exhibits to documents that have been incorporated herein by reference unless such exhibits are specifically incorporated by reference in the document which this Prospectus incorporates). Requests should be directed to Ms. Marylaurel E. Wilks, Speedway Motorsports, Inc., U.S. Highway 29 North, P.O. Box 600, Concord, North Carolina 28026-0600, telephone: (704) 455-3239.
                                       76

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                              Page
SPEEDWAY MOTORSPORTS, INC. AND SUBSIDIARIES
  INDEPENDENT AUDITORS' REPORT.............................................................................    F-2
  AUDITED CONSOLIDATED FINANCIAL STATEMENTS:
     Consolidated Balance Sheets at December 31, 1995 and 1996.............................................    F-3
     Consolidated Statements of Income for the years ended
       December 31, 1994, 1995 and 1996....................................................................    F-5
     Consolidated Statements of Stockholders' Equity for the years ended
       December 31, 1994, 1995 and 1996....................................................................    F-6
     Consolidated Statements of Cash Flows for the years ended
       December 31, 1994, 1995 and 1996....................................................................    F-7
     Notes to Audited Consolidated Financial Statements....................................................    F-8
  UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS:
     Consolidated Balance Sheets (Unaudited) at December 31, 1996 and June 30, 1997........................   F-22
     Consolidated Statements of Income (Unaudited) for the three month periods ended June 30, 1996 and
      1997.................................................................................................   F-24
     Consolidated Statements of Income (Unaudited) for the six month periods ended
       June 30, 1996 and 1997..............................................................................   F-25
     Consolidated Statement of Stockholders' Equity (Unaudited) for the six month period
       ended June 30, 1997.................................................................................   F-26
     Consolidated Statements of Cash Flows (Unaudited) for the six month periods ended
       June 30, 1996 and 1997..............................................................................   F-27
     Notes to Unaudited Consolidated Financial Statements..................................................   F-28

                          INDEPENDENT AUDITORS' REPORT
Board of Directors
Speedway Motorsports, Inc.
Charlotte, North Carolina
     We have audited the accompanying consolidated balance sheets of Speedway Motorsports, Inc. and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. Our audits also included the financial statement schedule listed at Item 21. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
     As discussed in Note 11 to the consolidated financial statements, the Internal Revenue Service has proposed significant adjustments for additional income taxes and penalties, plus interest, at Atlanta Motor Speedway, Inc. DELOITTE & TOUCHE LLP
Charlotte, North Carolina
February 28, 1997
                                      F-2

                  SPEEDWAY MOTORSPORTS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                           December 31, 1995 and 1996
                             (Dollars in thousands)

                                                                                               1995        1996
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents...............................................................   $ 10,132    $ 22,252
  Restricted cash (Note 2)................................................................         86      14,624
  Trade accounts receivable (Note 2)......................................................      6,511      11,919
  Prepaid income taxes....................................................................        727       4,784
  Inventories (Note 3)....................................................................      5,372       6,218
  Speedway condominiums held for sale.....................................................      3,142       3,535
  Prepaid expenses........................................................................        185         526
     Total current assets.................................................................     26,155      63,858
PROPERTY AND EQUIPMENT, NET (Notes 4 and 5)...............................................     93,105     288,361
GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Note 2)........................................     12,675      48,314
OTHER ASSETS:
  Marketable equity securities (Notes 2 and 6)............................................      1,855       2,447
  Notes receivable (Note 12)..............................................................        934       2,148
  Other assets (Note 2)...................................................................      1,722       4,156
     Total other assets...................................................................      4,511       8,751
     TOTAL................................................................................   $136,446    $409,284

                See notes to consolidated financial statements.
                                      F-3

                  SPEEDWAY MOTORSPORTS, INC. AND SUBSIDIARIES
                   CONSOLIDATED BALANCE SHEETS -- (Continued)
                           December 31, 1995 and 1996
                             (Dollars in thousands)

                                                                                               1995        1996
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt (Note 7)...........................................   $    348    $    383
  Accounts payable........................................................................      7,743      11,363
  Deferred race event income, net (Note 2)................................................     13,345      36,393
  Accrued expenses and other liabilities..................................................      6,535      12,075
       Total current liabilities..........................................................     27,971      60,214
LONG-TERM DEBT (Note 7)...................................................................      1,458     115,247
PAYABLE TO AFFILIATED COMPANY (Note 12)...................................................      2,603       2,603
DEFERRED INCOME, NET (Note 2).............................................................      1,563       9,732
DEFERRED INCOME TAXES (Note 11)...........................................................      6,717      13,742
OTHER LIABILITIES.........................................................................        755       3,011
       Total liabilities..................................................................     41,067     204,549
COMMITMENTS AND CONTINGENCIES (Notes 5, 11 and 13)........................................
STOCKHOLDERS' EQUITY (Notes 1, 6 and 9):
  Preferred stock.........................................................................         --          --
  Common stock, $.01 par value, 100,000,000 shares
     authorized, 38,000,000 and 41,305,000 shares
     issued and outstanding in 1995 and 1996..............................................        380         413
  Additional paid-in capital..............................................................     72,148     155,156
  Retained earnings.......................................................................     22,943      49,348
  Deduct:
     Unrealized loss on marketable equity securities......................................        (92)       (182)
       Total stockholders' equity.........................................................     95,379     204,735
       TOTAL..............................................................................   $136,446    $409,284

                See notes to consolidated financial statements.
                                      F-4

                  SPEEDWAY MOTORSPORTS, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                  Years Ended December 31, 1994, 1995 and 1996
           (Dollars and shares in thousands except per share amounts)

                                                                                     1994       1995       1996
REVENUES (Note 2):
  Admissions.....................................................................   $31,523    $36,569    $52,451
  Event related revenue..........................................................    24,814     27,783     36,414
  Other operating revenue........................................................     8,200     11,221     13,248
     Total revenues..............................................................    64,537     75,573    102,113
OPERATING EXPENSES:
  Direct expense of events.......................................................    18,327     19,999     30,173
  Other direct operating expense.................................................     6,110      7,611      8,005
  General and administrative.....................................................    11,812     13,381     16,995
  Non-cash stock compensation (Note 15)..........................................     3,000         --         --
  Depreciation and amortization..................................................     4,500      4,893      7,598
     Total operating expenses....................................................    43,749     45,884     62,771
OPERATING INCOME.................................................................    20,788     29,689     39,342
Interest income (expense), net (Notes 7 and 12)..................................    (3,855)       (24)     1,316
Other income (Note 14)...........................................................     1,592      3,625      2,399
INCOME FROM CONTINUING OPERATIONS BEFORE
  INCOME TAXES...................................................................    18,525     33,290     43,057
Provision for income taxes (Note 11).............................................    (8,055)   (13,700)   (16,652)
INCOME FROM CONTINUING OPERATIONS................................................    10,470     19,590     26,405
Discontinued operations -- equity in loss of joint venture (Note 8)..............      (294)        --         --
INCOME BEFORE EXTRAORDINARY ITEM.................................................    10,176     19,590     26,405
Extraordinary item, net (Note 7).................................................        --       (133)        --
NET INCOME.......................................................................   $10,176    $19,457    $26,405
NET INCOME APPLICABLE TO COMMON STOCK (Note 10)..................................   $ 7,170    $19,457    $26,405
PER SHARE DATA (Notes 1, 9 and 10):
  Income from continuing operations applicable to common stock...................   $  0.25    $  0.53    $  0.64
  Discontinued operations........................................................     (0.01)        --         --
  Net income applicable to common stock..........................................   $  0.24    $  0.53    $  0.64
WEIGHTED AVERAGE SHARES OUTSTANDING (Notes 1 and 15).............................    30,400     37,275     41,301

                See notes to consolidated financial statements.
                                      F-5

                  SPEEDWAY MOTORSPORTS, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  Years Ended December 31, 1994, 1995 and 1996
                       (Dollars and shares in thousands)

                                                                                    Unrealized        Loan
                                                                                    Gain (Loss)    Receivable
                                                           Additional              on Marketable   from Sonic        Total
                                         Common Stock       Paid-In     Retained      Equity        Financial    Stockholders'
                                       Shares    Amount     Capital     Earnings    Securities     Corporation      Equity
BALANCE, JANUARY 1, 1994.............      28   $    28     $  3,706    $ 34,344       $(284)       $ (21,278)     $  16,516
  Net income.........................    --       --          --          10,176      --               --             10,176
  Interest on related party loans and
    advances.........................    --       --          --             508      --               --                508
  Change in estimated redemption
    value of put warrants (Note
    10)..............................    --       --          --          (3,006)     --               --             (3,006)
  Net unrealized gain on marketable
    equity securities................    --       --          --           --            249           --                249
  Increase in loan receivable from
    Sonic Financial Corporation,
    net..............................    --       --          --           --         --               (8,213)        (8,213)
  Issuance of Speedway Motorsports,
    Inc. common stock (Note 1).......       2     --               1       --         --               --                  1
  Distribution to Sonic Financial
    Corporation (Note 12)............    --       --          --         (29,491)     --               29,491        --
  Non-cash stock compensation
    (Note 15)........................    --       --           3,000       --         --               --              3,000
BALANCE, DECEMBER 31, 1994...........      30        28        6,707      12,531         (35)          --             19,231
  Net income.........................    --       --          --          19,457      --               --             19,457
  Restructuring of ownership prior to
    initial public offering (Note
    1)...............................  29,970       272         (272)      --         --               --            --
  Issuance of common stock
    (Note 1).........................   8,000        80       65,713       --         --               --             65,793
  Joint venture disposal (Note 8)....    --       --          --          (9,045)     --               --             (9,045)
  Net unrealized loss on marketable
    equity securities................    --       --          --           --            (57)          --                (57)
BALANCE, DECEMBER 31, 1995...........  38,000       380       72,148      22,943         (92)          --             95,379
  Net income.........................    --       --          --          26,405      --               --             26,405
  Issuance of common stock
    (Note 1).........................   3,000        30       78,324       --         --               --             78,354
  Issuance of common stock in
    business acquisition of Oil-Chem
    Research Corp. (Note 1)..........     146         1        3,944       --         --               --              3,945
  Exercise of stock options
    (Note 15)........................     159         2          740       --         --               --                742
  Net unrealized loss on marketable
    equity securities................    --       --          --           --            (90)          --                (90)
BALANCE, DECEMBER 31, 1996...........  41,305   $   413     $155,156    $ 49,348       $(182)       $  --          $ 204,735

                See notes to consolidated financial statements.
                                      F-6

                  SPEEDWAY MOTORSPORTS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years Ended December 31, 1994, 1995 and 1996
                             (Dollars in Thousands)

                                                                                     1994        1995        1996
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income....................................................................   $ 10,176    $ 19,457    $  26,405
  Extraordinary item, net.......................................................         --         133           --
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization...............................................      4,500       4,893        7,598
    Equity in earnings of equity method investee................................         --        (233)        (371)
    Equity in net loss of real estate joint venture.............................        491          --           --
    Non-cash stock compensation.................................................      3,000          --           --
    Gain on sale of marketable equity securities................................     (1,060)       (242)        (698)
    Gain on sale of fixed assets................................................        (77)     (1,199)          --
    Amortization of deferred membership income..................................       (274)       (275)        (275)
    Deferred income tax provision...............................................       (371)        516        3,890
    Other.......................................................................       (490)         --           --
    Changes in operating assets and liabilities:
      Restricted cash...........................................................         --         (86)     (14,538)
      Trade accounts receivable.................................................     (1,209)     (2,960)      (4,569)
      Prepaid income taxes......................................................         --         223       (4,057)
      Inventories...............................................................       (942)     (1,247)        (819)
      Other current assets and liabilities......................................        560         (45)       3,651
      Condominiums held for sale................................................     (2,623)      1,457         (393)
      Accounts payable..........................................................         --       6,175       (4,917)
      Deferred race event income................................................      1,890       4,053       15,812
      Accrued expenses and other liabilities....................................         --       1,008        3,179
      Deferred income...........................................................         --          --        8,444
      Other assets and liabilities..............................................        422        (583)        (958)
         Net cash provided by operating activities..............................     13,993      31,045       37,384
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt......................................      6,429          --      146,525
  Increase in loans receivable from affiliate...................................     (7,422)         --           --
  Principal payments on long-term debt..........................................    (10,732)    (47,424)     (50,866)
  Payments of debt issuance costs...............................................         --          --       (2,894)
  Advances from related parties.................................................        301           2           --
  Exercise of common stock options..............................................         --          --          742
  Issuance of common stock......................................................          1      65,793       78,354
         Net cash provided by (used in) financing activities....................    (11,423)     18,371      171,861
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures..........................................................     (5,009)    (40,718)    (147,741)
  Purchase of Bristol Motor Speedway............................................         --          --      (27,176)
  Purchase of Oil-Chem Research Corp............................................         --          --         (514)
  Purchase of Sears Point Raceway assets........................................         --          --       (8,487)
  Issuance of note receivable...................................................         --          --      (13,453)
  Investment in North Wilkesboro Speedway.......................................         --      (6,050)          --
  Purchase of marketable equity securities......................................       (924)     (2,809)      (2,135)
  Proceeds from sales of marketable equity securities...........................      1,345       1,451        2,094
  Proceeds from sale of fixed assets............................................        243       1,796           --
  Contribution of capital to real estate joint venture..........................        (42)         --           --
  Repayments from related parties...............................................        500          --          287
         Net cash used in investing activities..................................     (3,887)    (46,330)    (197,125)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............................     (1,317)      3,086       12,120
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..................................      8,363       7,046       10,132
CASH AND CASH EQUIVALENTS AT END OF YEAR........................................   $  7,046    $ 10,132    $  22,252
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest........................................................   $  4,341    $  1,486    $   2,211
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
  Bank debt incurred in connection with redemption of put warrants (Note 10)....   $  8,000
  Road construction costs financed with a note payable (Note 7).................               $  1,969
  Capital lease obligation incurred for Sears Point Raceway facility (Note 7)...                           $  18,165

                See notes to consolidated financial statements.
                                      F-7

                  SPEEDWAY MOTORSPORTS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years Ended December 31, 1994, 1995 and 1996
1. BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS
     Basis of Presentation -- The 1996 consolidated financial statements include the accounts of Speedway Motorsports, Inc. (SMI), and its wholly-owned subsidiaries, Charlotte Motor Speedway, Inc. and subsidiaries (CMS), Atlanta Motor Speedway, Inc. (AMS), Bristol Motor Speedway (BMS), Sears Point Raceway
(SPR), Texas Motor Speedway (TMS), Oil-Chem Research Corp. and subsidiary, Speedway Funding Corp. and Sonoma Funding Corp. (collectively, the Company).
     In a corporate restructuring (Restructuring) prior to the initial public offering of common stock by SMI on March 3, 1995, CMS and AMS became wholly-owned subsidiaries of SMI. Sonic Financial Corporation (Sonic), an affiliate of the Company through common ownership, and other shareholders of CMS and AMS became shareholders of SMI. Prior to the Restructuring, the accompanying financial statements reflect the combined accounts of SMI, CMS and AMS. The combination of SMI, CMS and AMS was accounted for based on historical cost in a manner similar to a pooling-of-interests because the entities were under common management and control.
     Business Acquisitions (see Description Of Business below and Note 17) -- On January 22, 1996, the Company acquired 100% of the outstanding capital stock of National Raceways, Inc. (NRI) for $27,176,000, including direct acquisition costs of $146,000. NRI formerly owned and operated Bristol Motor Speedway. The acquisition was financed through borrowings under the Company's Credit Facility (see Note 7). As part of the acquisition, the Company obtained a right of first refusal to acquire certain adjacent land used for camping and parking for race events.
     On April 16, 1996, the Company acquired 100% of the outstanding capital stock of Oil-Chem Research Corp. (ORC) for $4,459,000 in Company stock and cash.
     On November 18, 1996, the Company acquired certain tangible and intangible assets and the operations of Sears Point Raceway for approximately $2,000,000 in cash. In addition, the Company executed a long-term lease, including a $38,100,000 purchase option, for the racetrack facilities and real property (see
Note 7). The Company paid a lease security deposit of $3,000,000 and the purchase option was acquired for a cash payment of $3,500,000. The Company operates the facility as Sears Point Raceway.
     Description of Business -- CMS owns and operates a 1.5-mile oval, asphalt speedway located in Concord, North Carolina. CMS stages three major National Association for Stock Car Auto Racing (NASCAR) Winston Cup events annually, two in May and one in October. Additionally, two Busch Grand National and two Automobile Racing Club of America (ARCA) races are held annually, each preceding a Winston Cup event. In 1996, CMS also hosted an International Race of Champions
(IROC) race. All of these events are sanctioned by NASCAR, IROC or ARCA. The Charlotte facility also includes a 2.25-mile road course, a one-quarter mile asphalt oval track, a one-fifth mile asphalt oval track and a one-fifth mile dirt oval track, all of which hold race events throughout the year.
     CMS also owns an office and entertainment complex which overlooks the main speedway. A wholly-owned subsidiary, The Speedway Club, Inc. (Speedway Club), derives rental, catering and dining revenues from the complex. Additionally, CMS has constructed 52 condominiums overlooking the main speedway, all of which had been sold by the end of 1994.
     CMS, through its wholly-owned subsidiary, 600 Racing, Inc., is also engaged in the development and sale of 5/8-scale cars (Legends Cars) modeled after older-style coupes and sedans. Revenue is derived from the sale of vehicles and vehicle parts.
     AMS owns and operates a 1.5-mile oval, asphalt speedway located on 870 acres in Hampton, Georgia. Two major NASCAR Winston Cup events are held annually, one in March and one in November. Additionally, a Busch Grand National race and two ARCA races are also held annually, each preceding a Winston Cup event. All
                                      F-8

                  SPEEDWAY MOTORSPORTS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- Continued of these events are sanctioned by NASCAR or ARCA. AMS has constructed 46 condominiums overlooking the Atlanta speedway and is in the process of selling the eleven remaining condominiums.
     BMS owns and operates a one-half mile lighted, 36-degree banked concrete oval speedway, and a one-quarter mile lighted dragstrip, located on approximately 530 acres in Bristol, Tennessee. BMS currently sponsors two major NASCAR Winston Cup events annually. Additionally, two Busch Grand National races are held annually, each preceding a Winston Cup event.
     SPR, located on approximately 800 acres in Sonoma, California, owns and operates a 2.52-mile, twelve-turn road course, a one-quarter mile dragstrip, and an 157,000 square foot industrial park. SPR currently sponsors a major NASCAR-sanctioned Winston Cup racing event annually. Additional events held annually include a NASCAR sanctioned Craftsman Truck Series, a NHRA Winston Drag Racing Series, as well as American Motorcycle Association and Sports Car Club of America (SCCA), racing events. The racetrack is also rented throughout the year by various organizations, including the SCCA, major automobile manufacturers, and other car clubs.
     TMS was established on February 13, 1995 for the purpose of constructing and operating a 1.5-mile, banked, asphalt quad-oval superspeedway located on 950 acres in Fort Worth, Texas (see Note 5). TMS will host its first major NASCAR Winston Cup race on April 6, 1997 preceded by a Busch Grand National race. Management is actively pursuing the scheduling of additional motorsports racing and other events at TMS. Other events will be announced as they are scheduled. In July 1996, TMS began construction of 76 condominiums above turn-two overlooking the speedway, 72 of which have been contracted for sale.
     ORC produces an environmentally friendly motor oil additive that the Company intends to promote in conjunction with its speedways.
     The Company's Chairman and CEO purchased approximately 24% of the outstanding common stock of North Carolina Motor Speedway, Inc. in 1995. The Chairman has offered to sell this stock to the Company at his cost. The Company has declined to purchase the shares to date but may elect to do so in the future. The Company has offered to buy the remaining 76% equity interest in North Carolina Motor Speedway, Inc.
     In October 1996, the Company signed a joint management and development agreement with Quad-Cities International Raceway Park. The Company will serve in an advisory capacity for the development of a multi-use facility, which includes a speedway located in northwest Illinois. The agreement also grants the Company the option to purchase up to 40% equity ownership in the facility. The option has not been exercised.
2. SIGNIFICANT ACCOUNTING POLICIES
     Principles of Consolidation and Combination -- All significant intercompany accounts and transactions have been eliminated in consolidation and combination.
     Revenue Recognition -- Admissions revenue consists of ticket sales. Event related revenues consist of amounts received from sponsorships, television, concessions, commissions and souvenir sales. Other operating revenue consists of Legends Car sales, Speedway Club restaurant and catering, and Speedway Club membership income.
     The Company's 1996 major racing events were held in March, May, August, October and November. As discussed above, the Company will hold a major racing event at TMS in April 1997. Also, the Company will hold a major racing event at SPR in May 1997. The Company recognizes admissions and other event related revenues when the events are held. Advance revenues and certain related direct expenses pertaining to a specific event are deferred until such time as the event is held. Deferred expenses primarily include race purses and sanctioning fees remitted to NASCAR.
     Deferred race event income, net, as of December 31, 1995 and 1996, relates primarily to events held in March and May of 1996, and in March, April and May of 1997. If circumstances prevent a race from being held
                                      F-9

                  SPEEDWAY MOTORSPORTS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- Continued at any time during the racing season, all advance revenue must be refunded and all direct event expenses deferred would be immediately recognized except for race purses which would be refundable from NASCAR.
     Cash and Cash Equivalents -- The Company classifies as cash equivalents all highly liquid investments with original maturities of three months or less. Cash equivalents principally consist of commercial paper and United States Treasury securities.
     Restricted Cash -- Restricted cash is composed principally of customer deposits received on speedway condominiums under construction and held for sale of $86,000 and $5,436,000 at December 31, 1995 and 1996, and of fee deposits on TMS's Preferred Seat License (PSL) ticket program of $9,188,000 at December 31, 1996 (see additional information regarding the PSL ticket program below). Condominium deposits are held in escrow accounts until sales are closed or transactions are completed. PSL fee deposits are being held in separate accounts as restricted cash until TMS hosts its first Winston Cup race scheduled on April 6, 1997.
     Trade Accounts Receivable -- Trade accounts receivable are shown net of allowance for doubtful accounts of $146,000 in 1995 and $161,000 in 1996.
     Inventories -- Inventories consist of souvenirs, foods, finished vehicles, parts and accessories which are stated at the lower of cost determined on a first-in, first-out basis, or market.
     Speedway Condominiums Held for Sale -- Speedway condominiums held for sale consist primarily of 46 condominiums constructed overlooking the Atlanta speedway, of which 35 were sold as of December 31, 1996. The remaining unsold condominiums are substantially complete and there are no significant remaining costs of completion to be incurred.
     Marketable Equity Securities -- The Company's marketable equity securities are classified as "available for sale" and are not bought and held principally for the purpose of selling them in the near term. As such, these securities are reported at fair value, with unrealized gains and losses, net of tax, excluded from earnings and reported as a separate component of stockholders' equity. Management intends to hold these securities through at least fiscal 1997, and accordingly, they are reflected as non-current assets. Realized gains and losses on sales of marketable equity securities are determined using the specific identification method.
     Property and Equipment -- Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the respective assets. Amortization of assets under capital lease is included in depreciation expense. Expenditures for repairs and maintenance are charged to expense when incurred. Construction in progress includes all direct costs and capitalized interest on fixed assets under construction.
     Goodwill and Other Intangible Assets -- Goodwill and other intangible assets represent the excess of business acquisition costs over the fair value of the net assets acquired and are being amortized principally on a straight-line basis over 40 years. Goodwill and other intangible assets are shown net of accumulated amortization of $948,000 and $1,712,000 at December 31, 1995 and 1996, respectively. Management periodically evaluates the recoverability of goodwill and other intangible assets based on expected future profitability and undiscounted operating cash flows of acquired businesses.
     Deferred Financing Costs -- Deferred financing costs are included in other noncurrent assets and are amortized over the term of the related debt.
     Deferred Income -- Deferred income primarily consists of net deferred Speedway Club membership income of $1,563,000 and $1,288,000 at December 31, 1995 and 1996, and TMS Preferred Seat License fee deposits of $8,402,000, net of expenses of $843,000, at December 31, 1996.
     The Speedway Club has sold lifetime memberships which entitle individual members to certain private dining and racing event seating privileges. Net revenues from lifetime membership fees are being amortized into income over the 25-year estimated useful life of the related property. In each of the years ended December 31, 1994, 1995 and 1996, lifetime membership income of $275,000 was recognized. The Speedway Club also offers
                                      F-10

                  SPEEDWAY MOTORSPORTS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- Continued executive memberships, which entitle members to certain dining privileges and require a monthly assessment. Executive membership fees are recognized as income as they are billed.
     In 1996, TMS began offering Preferred Seat License (PSL) agreements whereby licensees are entitled to purchase annual TMS season-ticket packages for sanctioned racing events under specified terms and conditions. Among other items, licensees are required to purchase all season-ticket packages when and as may be offered each year. License agreements automatically terminate without refund should licensees not purchase any offered ticket. Also, licensees are not entitled to refunds for postponements or cancellation of events due to weather or certain other conditions. After May 31, 1999, license agreements are transferrable once each year subject to certain terms and conditions.
     Fees received under PSL agreements are being deferred until TMS hosts its first Winston Cup race scheduled on April 6, 1997. The Company plans to amortize net PSL fee revenues into income over the estimated useful life of TMS's racetrack facility upon opening.
     Advertising Expenses -- Advertising costs are expensed as incurred. Advertising expenses amounted to $1,568,000, $1,543,000 and $2,154,000 in 1994,
1995 and 1996, respectively.
     Income Taxes -- The Company recognizes deferred tax assets and liabilities for the future income tax effect of temporary differences between financial and income tax bases of assets and liabilities assuming they will be realized and settled at the amounts reported in the financial statements.
     Fair Value of Financial Instruments -- The Company's financial instruments consist of cash, accounts and notes receivable, accounts payable and long-term debt. The carrying value of these financial instruments approximate their fair value at December 31, 1996.
     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses. Actual future results could differ from those estimates.
     Impact of New Accounting Standards -- In 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages, but does not require, compensation cost to be measured based on the fair value of the equity instrument awarded. Under SFAS No. 123, companies are permitted, however, to continue to apply Accounting Principles Board (APB) Opinion No. 25, which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company will continue to apply APB Opinion No. 25 and will disclose the required pro forma effect on net income and earnings per share under the provisions of SFAS No. 123 on an annual basis (see Note 15).
     In 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds future undiscounted cash flows attributable to such assets. Adoption of SFAS No. 121 had no impact on the Company's financial position or results of operations, nor is any impact expected in the foreseeable future.
     Reclassifications -- Certain prior year accounts were reclassified to conform with current year presentation.
                                      F-11

                  SPEEDWAY MOTORSPORTS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- Continued
3. INVENTORIES
     Inventories as of December 31, 1995 and 1996 consisted of the following components (dollars in thousands):

                                                                                       1995      1996
Souvenirs..........................................................................   $2,242    $2,359
Finished vehicles, parts and accessories...........................................    3,057     3,753
Food and other.....................................................................       73       106
Total..............................................................................   $5,372    $6,218

4. PROPERTY AND EQUIPMENT
     Property and equipment as of December 31, 1995 and 1996 is summarized as follows (dollars in thousands):

                                                                                            Estimated
                                                                     1995        1996      Useful Lives
Land and land improvements......................................   $ 24,309    $ 47,220         5-20
Racetracks and grandstands......................................     55,733      81,667        10-35
Buildings and luxury suites.....................................     32,336      58,966         7-30
Machinery and equipment.........................................      4,816       8,411         3-20
Furniture and fixtures..........................................      2,752       4,365         5-10
Autos and trucks................................................        960       1,219          3-5
Construction in progress (Note 5)...............................     12,708     133,843
Total...........................................................    133,614     335,691
  Less accumulated depreciation.................................    (40,509)    (47,330)
Net.............................................................   $ 93,105    $288,361

     Property and equipment includes assets under capital lease as of December 31, 1996 as follows (dollars in thousands):

                                                                                               1996
Land.......................................................................................   $ 8,074
Racetracks and grandstands.................................................................    18,599
Total......................................................................................    26,673
  Less accumulated amortization............................................................       (88)
Net........................................................................................   $26,585

5. CONSTRUCTION IN PROGRESS AND DEVELOPMENT AND CONSTRUCTION OF TMS
     Texas Motor Speedway -- In 1995, the Company began constructing TMS, a 1.5-mile, banked asphalt quad-oval superspeedway, on a 950 acre site in Fort Worth, Texas. As of December 31, 1996, the Company estimates the remaining construction costs to substantially complete TMS will approximate $40,000,000. Management expects to finance the remaining TMS facility costs through borrowings under the Company's Credit Facility (see Note 7) and from cash flows generated from operations.
     In connection with the development and construction of TMS, the Company entered into arrangements with the FW Sports Authority, a non-profit corporate instrumentality of the City of Fort Worth, Texas, whereby the Company conveyed the speedway facility to the sports authority and will lease the facility back over a 30-year period. Because of the Company's responsibilities under these arrangements the speedway facility and related liabilities are included in the Company's Consolidated Balance Sheet.
     Other Construction in Progress -- Also included in construction in progress at December 31, 1996 are costs incurred to increase and improve grandstand seating capacity, suites and facilities for fan amenities at AMS,
                                      F-12

                  SPEEDWAY MOTORSPORTS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- Continued
BMS and CMS. In addition, AMS is converting its speedway to a quad-oval configuration in conjunction with the other improvements. The estimated aggregate cost of capital expenditures in 1997, exclusive of TMS, will approximate $80,000,000.
6. MARKETABLE EQUITY SECURITIES
     To reduce the carrying amount of long-term marketable equity securities to market value at December 31, 1995 and 1996, valuation allowances of $159,000 and $314,000 (net of $67,000 and $132,000 in tax benefits), respectively, that would be realized in the event the securities were sold at a loss, were recorded by a charge to stockholders' equity. Net realized gains on sales of marketable equity securities during the years ended December 31, 1994, 1995 and 1996 were $1,060,000, $242,000 and $698,000, respectively.
7. LONG-TERM DEBT
     Long-term debt as of December 31, 1995 and 1996 consists of the following (dollars in thousands):

                                                                                    1995       1996
Loans payable to NationsBank....................................................   $   --    $ 22,000
Convertible subordinated debentures.............................................       --      74,000
Capital lease obligation........................................................       --      18,165
Note payable -- road construction...............................................    1,806       1,465
  Total.........................................................................    1,806     115,630
Less current maturities.........................................................     (348)       (383)
                                                                                   $1,458    $115,247

     Bank Credit Facility -- In conjunction with its January 1996 acquisition of BMS, the Company obtained from NationsBank an unsecured, short-term line of credit in an aggregate principal amount of up to $50,000,000 (the "90-Day Facility"). In early 1996, the Company borrowed $32,688,000 under the 90-Day Facility to fund the purchase of BMS and the working capital needs of the Company. In March 1996, the Company subsequently consummated longer term financing through a credit facility ("the Credit Facility"), retired the 90-Day Facility and borrowed additional funds for working capital purposes. At December 31, 1996, the Company has a total of $22,000,000 in outstanding borrowings under the Credit Facility. The Credit Facility is an unsecured working capital and letter of credit arrangement provided by a syndicate of banks led by NationsBank.
     The Credit Facility has an overall borrowing limit of $110,000,000 with a sub-limit of $7,000,000 for standby letters of credit. The Credit Facility will mature in March 31, 1999 unless extended annually thereafter for two additional years at the option of the lenders. Draws are permitted under the Credit Facility for the following purposes: (i) refinancing outstanding borrowings, including the 90-Day Facility, (ii) financing seasonal working capital needs, and (iii) financing general corporate purposes, including the costs of constructing TMS. Although the Credit Facility is unsecured, the Company has agreed not to pledge its assets to any third party. In addition, the Company must meet certain financial covenants, including specified levels of net worth and ratios of (i) debt to equity, (ii) debt to earnings before interest, taxes, depreciation and amortization (EBITDA), (iii) earnings before interest and taxes
(EBIT) to interest expense, and (iv) subordinated debt to senior debt. The Credit Facility also prohibits the Company from making cash expenditures in excess of $10,000,000 in the aggregate to acquire additional motor speedways, without the consent of the lenders, and limits its consolidated capital expenditures, exclusive of expenditures on TMS, to amounts not to exceed $80,000,000 in the aggregate for fiscal years 1996 and 1997, and $40,000,000 for each fiscal year thereafter. The Company also agreed to certain other limitations or prohibitions concerning the incurrence of other indebtedness, guaranties, asset sales, investments, cash dividends to shareholders, distributions and redemptions.
     Convertible Subordinated Notes -- On October 1, 1996, the Company completed a private placement of 5 3/4% convertible subordinated debentures in the aggregate principal amount of $70,000,000. On October 4, 1996, the Company filed a registration statement to register these debentures and the underlying equity securities.
                                      F-13

                  SPEEDWAY MOTORSPORTS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- Continued
On October 15, 1996, the initial purchasers exercised an option to purchase additional convertible subordinated debentures in the principal amount of $4,000,000. Net proceeds after commissions and discounts were $72,150,000.
     The debentures are unsecured, mature on September 30, 2003, are convertible into common stock of the Company at the holder's option after December 1, 1996 at $31.11 per share until maturity, and are redeemable at the Company's option after September 29, 2000. Interest payments are due semi-annually on March 31 and September 30 commencing March 31, 1997. The debentures are subordinated to all present and future secured indebtedness of the Company, including the Credit Facility. Redemption prices in fiscal year periods ending September 30 are 102.46% in 2000, 101.64% in 2001 and 100.82% in 2002. After September 30, 2002,
the debentures are redeemable at par. In conversion, 2,378,565 shares of common stock would be issuable (see Note 9). The proceeds of this offering are being used to repay outstanding borrowings under the Credit Facility, fund construction costs of TMS and for working capital needs of the Company.
     Capital Lease Obligation And Purchase Option (Sears Point Raceway) -- In connection with the SPR asset acquisition by SMI on November 18, 1996 (see Note
1), the Company executed a 14 year capital lease with the seller for all of the real property of the SPR complex. SMI has the option to purchase the real property for $38,100,000 during a six-month option period commencing November 1, 1999, subject to acceleration at the election of the seller after March 31, 1997 and through December 31, 1999 (the Purchase Option). The Purchase Option was acquired for a payment of $3,500,000 and upon its exercise, is to be credited against the purchase price of the real property. The Purchase Option payment is non-refundable. Under the lease agreement terms, SMI paid a security deposit of $3,000,000, with such amount also to be credited against the purchase price of the real property upon exercise of the Purchase Option. Monthly lease payments ranging from $67,000 in 1997 to $631,000 in 2010 are due, including imputed interest at 6.5%. SMI is responsible for maintenance, insurance, taxes and other operating costs of the leased property. Beginning January 1, 2002, minimum lease payments are subject to annual adjustment based on changes in the Consumer Price Index as defined.
     In connection with the acquisition, SMI loaned the seller approximately $13,450,000 under a promissory note receivable to repay their then outstanding obligations on the SPR real property. The note bears interest at 4% and is due in equal monthly installments of interest of $45,000 through November 1999 and, thereafter, of principal and interest of $68,000 through November 2026. The note is collateralized by a thirty year deed of trust on the SPR real property in favor of SMI. Also, amounts due under the note receivable are to be credited against amounts due from SMI upon exercise of the Purchase Option.
     In management's opinion, it is probable that the Purchase Option will be exercised. Therefore, the lease security deposit and Purchase Option payment have been included as consideration in determining the purchase price and capital lease obligation for SPR. Also, because a legal right of offset exists under the lease obligation and note receivable agreements, and because it is probable offset will occur upon exercise of the Purchase Option, the note receivable of $13,453,000 has been netted against the capital lease obligation in the accompanying December 31, 1996 consolidated balance sheet.
                                      F-14

                  SPEEDWAY MOTORSPORTS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- Continued
     Annual future minimum lease payments under the capital lease obligation as of December 31, 1996 are as follows (dollars in thousands):

1997...................................................   $    800
1998...................................................      2,800
1999...................................................      2,800
2000...................................................      4,800
2001...................................................      5,800
Thereafter.............................................     59,429
Total minimum lease payments...........................     76,429
Less amount representing imputed interest at 6.5%......    (44,811)
  Total................................................     31,618
Less current portion...................................         --
Less offset of note receivable.........................    (13,453)
Net capital lease obligation...........................   $ 18,165

     Notes Payable For Road Construction Costs -- In 1995, the Company entered into an agreement to pay a portion of the costs to construct an improved access road to CMS from Interstate 85 under a note arrangement. The note payable bears interest at 8% and is collateralized by a bank letter of credit from NationsBank.
     Annual maturities of long-term debt as scheduled as of December 31, 1996 are as follows (dollars in thousands):

1997..................................................   $    383
1998..................................................      1,090
1999..................................................     23,168
2000..................................................      3,072
2001..................................................      4,058
Thereafter............................................     97,312
  Total...............................................    129,083
Less offset of note receivable against capital lease
  obligation..........................................    (13,453)
                                                         $115,630

     Included in interest expense, net, in the accompanying consolidated statements of income is interest income in the amounts of $426,000 and $899,000 for the years ended December 31, 1994 and 1995, respectively. Included in interest income, net, is interest expense of $693,000 for the year ended December 31, 1996. The Company capitalized interest costs of $2,834,000 in 1996. No interest cost was capitalized in 1994 or 1995.
     Extraordinary Item -- Long-term debt as of December 31, 1994 included various notes payable to NationsBank totaling $46,588,000. On March 3, 1995, these loans were repaid using the proceeds from the 1995 initial public offering. Accordingly, unamortized debt issuance costs of $133,000, net of tax benefit of $89,000, related to these notes were expensed in the accompanying 1995 consolidated statement of income as an extraordinary item.
8. DISPOSAL OF INVESTMENT IN REAL ESTATE JOINT VENTURE IN 1994
     On December 21, 1994, CMS agreed to dispose of its 50% investment in a real estate joint venture (Chartown), prior to completion of the Company's initial public offering in 1995, to focus on its principal operations of motorsports entertainment, racing and related activities. The disposition of Chartown was completed in early 1995 and was accounted for as discontinued operations in the year ended December 31, 1994. This disposition resulted in the transfer of CMS's interest in the joint venture at its then net book value of approximately
                                      F-15

                  SPEEDWAY MOTORSPORTS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- Continued
$9,045,000, consisting of the Company's investment in the joint venture of $8,330,000 plus a related deferred tax asset of $715,000, to an affiliate, and the subsequent dividend of the proceeds thereof to Sonic. The Company's retained earnings was reduced by an amount equal to the net book value of the assets distributed.
     There was no effect of Chartown's operations or disposal on the accompanying 1995 or 1996 consolidated statements of income. Total revenues and net loss of the joint venture for year ended December 31, 1994 were $2,609,000 and $546,000, respectively. CMS's share of the 1994 loss, net of tax benefit of $198,000, was $294,000.
     Chartown leases an office and warehouse facility, located near CMS, to 600 Racing, Inc. for Legends Car operations. This operating lease is renewable annually. The current lease provides for annual rent of approximately $132,000 through July 31, 1997. Rent expense, net of sub-rental income, under this lease was $26,000, $44,000, and $112,000 in 1994, 1995 and 1996, respectively.
9. CAPITAL STRUCTURE, PUBLIC OFFERINGS OF COMMON STOCK AND PER SHARE DATA Preferred Stock -- At December 31, 1996, SMI has authorized 3,000,000 shares of preferred stock with a par value of $.10 per share. Shares of preferred stock may be issued in one or more series with rights and restrictions as may be determined by the Company's Board of Directors. No preferred shares were issued and outstanding at December 31, 1995 or 1996.
     Stock Split -- On February 9, 1996, the Company's Board of Directors approved a two for one stock split for each share of the Company's common stock. The stock split was effective March 15, 1996 in the form of a 100% common stock dividend payable to stockholders of record as of February 26, 1996. All share and per share information in the accompanying consolidated and combined financial statements take into account this stock split.
     Public Offerings of Common Stock -- The Company completed an initial public offering of SMI common stock on March 3, 1995 at a price of $9 per share. SMI had 38,000,000 common shares outstanding immediately after the public offering was consummated, of which approximately 9,000,000 shares were held by new outside investors. Net proceeds of the 1995 initial public offering of $65,793,000 were used to repay existing bank indebtedness, expand CMS and AMS racing facilities, and for other general corporate purposes.
     The Company completed an additional offering of common stock on April 1, 1996 by issuing 3,000,000 shares of common stock at a price of $27.625 per share. Net proceeds after offering expenses were $78,354,000 with such proceeds used to pay construction costs of TMS and for other general corporate purposes.
     Per Share Data -- The 1995 and 1996 per share amounts reflect the 37,275,000 and 41,301,000 weighted average shares outstanding, including 612,000 and 767,000 common share equivalents arising from stock options, for the years ended December 31, 1995 and 1996, respectively. The 1994 per share amounts have been prepared on a pro forma basis to reflect the 30,400,000 common shares outstanding after giving effect to the Restructuring, including 400,000 common share equivalents arising from stock options.
     Had the 1995 initial public stock offering and related repayment of debt occurred on January 1, 1995, income from continuing operations applicable to common stock in 1995 would have been $0.52 per share. Had the October 1996 offering of subordinated convertible debentures (see Note 7) been fully converted on January 1, 1996, and related interest expense on such debt not recorded in 1996, income from continuing operations applicable to common stock in 1996 would have been $0.61 per share.
10. PUT WARRANTS AND NET INCOME APPLICABLE TO COMMON STOCK IN 1994
     In connection with bank financing received in 1990, AMS issued to NationsBank two common stock purchase warrants (Equity Warrants). These warrants entitled the holder to purchase a 37% equity interest in AMS at a price of $1 per share. The warrants were originally exercisable through October 23, 2005.
                                      F-16

                  SPEEDWAY MOTORSPORTS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- Continued
     In connection with additional bank financing received during 1991, AMS issued to NationsBank a third common stock purchase warrant (Contingent Warrant). This warrant entitled the holder to purchase shares of AMS at $1 per share. The number of shares that could be purchased was based on the number of events of default, if any, which occurred subsequent to December 16, 1991. These events of default related to the aggregate capital expenditures during any fiscal year. Each event of default entitled the holder to exercise the warrant for 5% of the outstanding stock of AMS. However, in no event could the aggregate warrants issued during one calendar year under this financing exceed 5% of the outstanding stock of AMS. No event of default, as defined, occurred prior to the date the warrant was cancelled by NationsBank on December 16, 1994 (discussed below).
     The warrants described above contained provisions whereby the holder could require AMS to redeem the warrants for cash at any time from October 23, 1995 through October 23, 2005. The per share redemption price was determined using the higher of book value, market price as determined in a public exchange, a cash flow capitalization formula or appraised value. On December 16, 1994, the Company redeemed the Equity Warrants from NationsBank for $8,000,000 and cancelled the Contingent Warrant. In each of the years from 1991 to 1994, the Company increased the carrying value of the Equity Warrants and decreased retained earnings in order to accrete the aggregate value of the put provision over the minimum stock warrant redemption period. Net income applicable to common stock of $7,170,000 for the year ended December 31, 1994 represents reported net income of the Company of $10,176,000 less the periodic accretion in estimated redemption value of the Equity Warrants of $3,006,000.
11. INCOME TAXES
     The components of the provision for income taxes are as follows (dollars in thousands):

                                                                          1994      1995       1996
Current...............................................................   $8,426    $13,184    $12,762
Deferred..............................................................     (371)       516      3,890
  Total...............................................................   $8,055    $13,700    $16,652

     The tax effect of temporary differences resulting in deferred income taxes are as follows (dollars in thousands):

                                                                                     1995       1996
Deferred tax liabilities:
  Property and equipment.........................................................   $ 9,774    $14,958
  Other..........................................................................        --        755
                                                                                      9,774     15,713
Deferred tax assets:
  Income previously recognized for tax purposes..................................      (608)      (520)
  Stock option compensation expense..............................................    (1,206)    (1,095)
  Other..........................................................................    (1,243)      (356)
                                                                                     (3,057)    (1,971)
Total net deferred tax liability.................................................   $ 6,717    $13,742

     No valuation allowance against deferred tax assets has been recorded for any year presented. The differences between the effective tax rate and the federal statutory tax rate in 1994, 1995 and 1996 are principally due to the effect of state income taxes (approximately 5% for 1994, 4% for 1995 and 6% for 1996) and nondeductible items, including goodwill amortization.
     The Company made income tax payments during 1994, 1995 and 1996 totaling approximately $8,614,000, $13,163,000 and $17,402,000, respectively.
                                      F-17

                  SPEEDWAY MOTORSPORTS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- Continued
     On September 9, 1993, the Internal Revenue Service (IRS) asserted that AMS, as the successor in interest to BND, Inc. (BND), is liable for additional income taxes, penalties and interest. The total assessment for taxes, penalties and interest (net of tax benefit for deductibility of interest) through December 31, 1996 is approximately $7,500,000. This deficiency allegedly relates to BND's income tax returns for the years ended November 30, 1988 and October 31, 1990. The IRS alleges that, during the acquisition of AMS by the Company's Chairman and Chief Executive Officer in October 1990, BND's merger into Atlanta International Raceway, Inc., the predecessor of AMS (AIR), resulted in a taxable gain to BND. Moreover, this taxable gain allegedly eliminates a net operating loss carryback to the tax return filed for the year ended November 30, 1988. On November 30, 1993, AMS filed a protest contesting the assessment with appeals division of the IRS; as of this date, no resolution of this matter has been obtained. However, the Company anticipates resolution of this matter during 1997. Management intends to continue contesting the allegations of a deficiency and has not provided for this contingency in the accompanying consolidated financial statements. There can be no assurance, however, that the ultimate resolution of this proceeding will not have a material adverse effect on the Company's future results of operations or financial condition.
12. RELATED PARTY TRANSACTIONS
     Notes receivable at December 31, 1995 and 1996 include a note receivable of $934,000 and $697,000, respectively, due from a partnership in which the Company's Chairman and Chief Executive Officer is a partner. The note bears interest at 1% over prime, is collateralized by certain partnership land and is payable on demand. Because the Company does not anticipate repayment of the note during 1997, the balance has been classified as a noncurrent asset in the accompanying 1996 balance sheet.
     Notes receivable also include a note receivable from the Company's Chairman and Chief Executive Officer for $528,000 at December 31, 1995 and $1,131,000 at December 31, 1996. The principal balance of the note represents premiums paid by the Company under a split-dollar life insurance trust arrangement on behalf of the Chairman, in excess of cash surrender value. The note bears interest at 1% over prime.
     Amounts payable to affiliated company of approximately $2,603,000 at December 31, 1995 and 1996 represents acquisition and other expenses paid on behalf of AMS by Sonic in prior years. Of such amounts, approximately $1,800,000 bears interest at 3.83% per annum. The remainder of the amount bears interest at prime plus 1%. The entire account balance is classified as long-term based on expected repayment dates. Interest expense incurred on this obligation was $65,000 in 1994, $130,000 in 1995, and $141,000 in 1996.
     Interest income of $118,000, $75,000 and $130,000 was earned on amounts due from related parties during the years ended December 31, 1994, 1995 and 1996, respectively.
     The Company paid Sonic management fees of $1,500,000 in 1994 for certain accounting, administrative and management services, including assistance in the planning and execution of racing events; maintenance of banking relationships; tax planning; preparation of tax returns and representation in tax examinations; record maintenance; internal audits and special audits; assistance to the Company's independent public accountants; and litigation support to the Company's legal counsel. In the opinion of Company management, the management fees charged approximated the costs required for these services had the Company operated as a separate unaffiliated entity during that year.
     On December 21, 1994, the Board of Directors of CMS declared a dividend to Sonic in the amount of $29,491,000 as part of the Restructuring. This amount represented a loan receivable, including accrued interest, from Sonic. Prior to the date of the dividend, the entire loan receivable had been recorded as a reduction of stockholders' equity because repayment had not been anticipated in the near future.
13. CONTINGENCIES
     The Company is involved in various lawsuits and disputes which arose in the ordinary course of business. In management's opinion, the outcome of these matters will not have a material impact on the Company's financial condition or future results of operations.
                                      F-18

                  SPEEDWAY MOTORSPORTS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- Continued
     The Company's property at CMS includes areas that were used as solid waste landfills for many years. Landfilling of general categories of municipal solid waste on the CMS property ceased in 1992, but CMS currently allows certain property to be used for land clearing and inert debris landfilling and for construction and demolition debris landfilling. Management believes that the Company's operations, including the landfills on its property, are in compliance with all applicable federal, state and local environmental laws and regulations. Company management is not aware of any situation related to landfill operations which would adversely affect the Company's financial position or future results of operations.
14. OTHER INCOME
     Other income for the years ended December 31, 1994, 1995 and 1996 consists of the following (dollars in thousands):

                                                                          1994      1995       1996
Gain on sale of speedway condominiums.................................   $  303    $   761    $   163
Equity in earnings of North Wilkesboro Speedway.......................       --        233        371
Other income..........................................................    1,289      2,631      1,865
                                                                         $1,592    $ 3,625    $ 2,399

     Other income in 1994 consists primarily of gains on sales of marketable equity securities. Other income in 1995 and 1996 consists primarily of gains on sales of land and marketable equity securities, and landfill fees.
15. STOCK OPTION PLANS
     1994 Stock Option Plan -- On December 21, 1994, the Board of Directors and stockholders of SMI adopted the Company's 1994 Stock Option Plan in order to attract and retain key personnel. Under the stock option plan, options to purchase up to an aggregate of 2,000,000 shares of common stock may be granted to directors, officers and key employees of SMI and its subsidiaries. Such options provide for the purchase of common stock at a price as determined by the Compensation Committee of the Board of Directors.
     On December 21, 1994, SMI granted options to nine officers to purchase an aggregate of 800,000 shares of common stock at an exercise price of $3.75 per share. The Company recorded a noncash stock compensation charge of $3,000,000 (before tax) in December 1994, which represents the difference between management's estimate of the fair value of the SMI common stock at the date of grant, after considering the then proposed initial public offering of the Company's stock discussed in Note 1, and the exercise price of the options granted. Also on December 21, 1994, SMI granted options to the same nine officers to purchase an aggregate of 320,000 shares of common stock at an exercise price equal to the initial public offering price of the common stock.
     The exercise price of all stock options granted in 1995 and 1996 was the fair or trading value of the Company's common stock at the date of grant. No stock options were exercised through December 31, 1995.
                                      F-19

                  SPEEDWAY MOTORSPORTS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- Continued
     Other option information regarding the 1994 Stock Option Plan for the years ended December 31, 1995 and 1996 is summarized as follows:

                                                                                                           Weighted
                                                                                             Exercise      Average
                                                                              Shares in       Price        Exercise
                                                                              Thousands     Per Share       Price
Outstanding, January 1, 1995...............................................      1,120     $3.75-$ 9.00     $ 5.34
Granted....................................................................        100     $9.00-$15.38      13.46
Exercised..................................................................         --               --         --
Outstanding, December 31, 1995.............................................      1,220     $3.75-$15.38       6.00
Granted....................................................................        280           $23.00      23.00
Exercised..................................................................       (159)    $3.75-$15.38       4.67
Cancelled..................................................................        (17)          $15.38      15.38
Outstanding, December 31, 1996.............................................      1,324     $3.75-$23.00     $ 9.64

     Of the options outstanding as of December 31, 1996, 1,244,000 are currently exercisable. The weighted average remaining contractual life of the options outstanding at December 31, 1996 is 8.35 years.
     Formula Stock Option Plan -- Effective January 1, 1996, the Company's Board of Directors adopted the Formula Stock Option Plan for the benefit of the Company's outside directors as approved by the Company's stockholders at the 1996 annual meeting. The plan authorizes options to purchase up to an aggregate of 400,000 shares of common stock. Under the plan, before February 1 of each year, each outside director is awarded an option to purchase 20,000 shares at an exercise price equal to the fair market value per share of common stock at the date of award.
     In 1996, the Company granted options to purchase 20,000 common shares to each of the Company's two outside directors at an exercise price per share at award date of $14.94. All options to purchase shares under this plan expire ten years from grant date. As of December 31, 1996, none of the options granted had been exercised. Subject to stockholder approval, effective January 2, 1997, the Company granted options to purchase an additional 20,000 shares to each of the two outside directors.
     Stock-Based Compensation Information -- As discussed in Note 2, the Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". The Company granted 100,000 and 280,000 options in 1995 and 1996 with weighted average grant-date fair values of $3.36 and $7.16, respectively. No compensation cost has been recognized for the stock option plans except for the charge in 1994 as described in "1994 Stock Option Plan" above. Had compensation cost for the stock options been determined based on their fair value method as prescribed by SFAS No. 123, the Company's pro forma net income would have been $19,219,000, or $.52 per share, for 1995, and $25,036,000, or $.61 per share, for 1996.
     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: expected volatility of 18.7% in 1995 and 37.3% in 1996; risk-free interest rate of 6.5% in 1995 and 5.7% in 1996; and expected lives of 3.0 years in 1995 and 3.1 years in 1996. The model reflects that no dividends were declared in either 1995 or 1996.
     Employee Stock Purchase Plan -- Effective January 1, 1997, the Company's Board of Directors adopted the SMI Employee Stock Purchase Plan to provide employees the opportunity to acquire stock ownership as approved by the Company's stockholders at the 1996 annual meeting. An aggregate total of 200,000 shares of common stock have been reserved for purchase under the new plan. Each January 1, eligible employees electing to participate will be granted an option to purchase shares of common stock. Prior to each January 1, the Compensation Committee of the Board of Directors determines the number of shares available for purchase under each option, with the same number of shares to be available under each option granted on the same grant date. No participant can be granted options to purchase more than 500 shares in each calendar year, nor which would allow an employee to purchase stock under this or all other employee stock purchase plans in excess of $25,000
                                      F-20

                  SPEEDWAY MOTORSPORTS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- Continued of fair market value at the grant date in each calendar year. Participating employees designate a limited percentage of their annual compensation or may directly contribute an amount for deferral as contributions to the Plan. The stock purchase price is 90% of the lesser of fair market value at grant date or exercise date. Options granted may be exercised once at the end of each calendar quarter, and will be automatically exercised to the extent of each participant's contributions. Options granted that are unexercised will expire at the end of each calendar year.
16. EMPLOYEE BENEFIT PLAN
     Effective October 1, 1994, Sonic established the Sonic Financial Corporation 401(k) Plan and Trust which is available to all employees of the Company. Under the Plan provisions, participants may elect to contribute up to 12% of their annual salary and bonus to the Plan up to allowed limits, of which the Company will match 25% of the first 4% of annual salary and bonus contributed by the employee. Participants are fully vested in Company matching contributions after five years. Required plan contributions by the Company for the period from October 1, 1994 to December 31, 1994 was immaterial. The Company's contributions to the Plan were $40,000 in 1995 and $35,000 in 1996.
17. BRISTOL MOTOR SPEEDWAY AND SEARS POINT RACEWAY ACQUISITIONS
     As further described in Note 1, the Company acquired Bristol Motor Speedway on January 22, 1996 and Sears Point Raceway on November 18, 1996. The acquisitions have been accounted for using the purchase method, and the results of their operations after the acquisition dates are included in the Company's 1996 consolidated statement of income. The purchase price has been allocated to the assets and liabilities acquired at their estimated fair market values at acquisition date. The Company obtained independent appraisals of BMS's property and equipment and other net assets acquired, and of SPR's property and equipment. These appraised fair values are reflected in the accompanying financial statements. In the near future, the Company plans to obtain an independent appraisal of the fair value of other SPR net assets acquired, including identifiable intangibles, if any. Based on current information, the Company's management does not expect the final allocation of the SPR purchase price to materially differ from that used in the accompanying December 31, 1996 balance sheet.
     The following unaudited pro forma financial information presents a summary of consolidated results of operations as if the transactions had occurred as of January 1, 1995 after giving effect to certain adjustments, including amortization of goodwill, interest expense on acquisition debt and related income tax effects. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made on that date, nor are they necessarily indicative of results which may occur in the future.

                                                                                             (PRO FORMA)
                                                                                             Year Ended
                                                                                            December 31,
                                                                                        1995            1996
Total revenues....................................................................   $96,431,000    $110,594,000
Income before extraordinary item..................................................    18,172,000      26,355,000
Net income........................................................................    18,039,000      26,355,000
Net income per share..............................................................   $      0.48    $       0.64

                  SPEEDWAY MOTORSPORTS, INC. AND SUBSIDIARIES

                    CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

                                                                                         DECEMBER 31,     JUNE 30,
                                                                                             1996           1997
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents...........................................................     $ 22,252       $  32,897
  Restricted cash.....................................................................       14,624           4,217
  Trade accounts receivable...........................................................       11,919          23,347
  Prepaid income taxes................................................................        4,784              --
  Inventories (Note 4)................................................................        6,218           8,206
  Speedway condominiums held for sale.................................................        3,535          11,640
  Prepaid expenses....................................................................          526             795
     Total current assets.............................................................       63,858          81,102
PROPERTY AND EQUIPMENT, NET (Note 5)..................................................      288,361         386,797
GOODWILL AND OTHER INTANGIBLE ASSETS (Note 9).........................................       48,314          48,362
OTHER ASSETS:
  Marketable equity securities........................................................        2,447           2,152
  Notes receivable (Note 8)...........................................................        2,148           5,756
  Other assets........................................................................        4,156           4,448
     Total other assets...............................................................        8,751          12,356
     TOTAL............................................................................     $409,284       $ 528,617

           See notes to unaudited consolidated financial statements.

                  SPEEDWAY MOTORSPORTS, INC. AND SUBSIDIARIES

                    CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

                                                                                         DECEMBER 31,     JUNE 30,
                                                                                             1996           1997
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt (Note 6).......................................     $    383       $     387
  Accounts payable....................................................................       11,363          16,682
  Deferred race event income, net.....................................................       36,393          29,628
  Income taxes payable................................................................           --           6,966
  Accrued expenses and other liabilities..............................................       12,075          13,640
       Total current liabilities......................................................       60,214          67,303
LONG-TERM DEBT (Notes 6 and 12).......................................................      115,247         193,690
PAYABLE TO AFFILIATED COMPANY (Note 8)................................................        2,603           2,603
DEFERRED INCOME, NET..................................................................        9,732          14,390
DEFERRED INCOME TAXES.................................................................       13,742          13,104
OTHER LIABILITIES.....................................................................        3,011           3,513
       Total liabilities..............................................................      204,549         294,603
COMMITMENTS AND CONTINGENCIES (Notes 5, 7 and 11)
STOCKHOLDERS' EQUITY (Note 3):
  Preferred stock, $.10 par value, shares authorized -- 3,000,000, no shares issued or
     outstanding......................................................................           --              --
  Common stock, $.01 par value, shares authorized -- 200,000,000, issued and
     outstanding -- 41,305,000 in 1996 and 41,309,000 in 1997.........................          413             413
  Additional paid-in capital..........................................................      155,156         155,246
  Retained earnings...................................................................       49,348          78,602
  Deduct:
     Unrealized loss on marketable equity securities..................................         (182)           (247)
       Total stockholders' equity.....................................................      204,735         234,014
       TOTAL..........................................................................     $409,284       $ 528,617

           See notes to unaudited consolidated financial statements.

                  SPEEDWAY MOTORSPORTS, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

           (DOLLARS AND SHARES IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                                              THREE MONTHS ENDED
                                                                                                   JUNE 30,
                                                                                               1996        1997
REVENUES:
  Admissions...............................................................................   $22,564    $ 51,249
  Event related revenue....................................................................    14,446      48,406
  Other operating revenue..................................................................     3,806       4,486
       Total revenues......................................................................    40,816     104,141
OPERATING EXPENSES:
  Direct expense of events.................................................................    11,429      35,186
  Other direct operating expense...........................................................     2,439       2,794
  General and administrative...............................................................     4,591       8,701
  Depreciation and amortization............................................................     2,058       4,455
  Preoperating expense of new facility (Note 1)............................................        --       1,850
       Total operating expenses............................................................    20,517      52,986
OPERATING INCOME...........................................................................    20,299      51,155
INTEREST INCOME (EXPENSE), NET.............................................................       686        (877)
OTHER INCOME (EXPENSE).....................................................................       971        (179)
INCOME BEFORE INCOME TAXES.................................................................    21,956      50,099
INCOME TAX PROVISION.......................................................................     8,663      20,582
NET INCOME.................................................................................   $13,293    $ 29,517
PRIMARY EARNINGS PER SHARE AND COMMON STOCK EQUIVALENTS....................................   $  0.32    $   0.70
WEIGHTED AVERAGE SHARES OUTSTANDING (Note 3)...............................................    42,106      42,080
EARNINGS PER SHARE ASSUMING FULL DILUTION..................................................   $  0.30    $   0.67
WEIGHTED AVERAGE SHARES OUTSTANDING (Note 3)...............................................    44,484      44,459

           See notes to unaudited consolidated financial statements.

                  SPEEDWAY MOTORSPORTS, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

           (DOLLARS AND SHARES IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                                                SIX MONTHS ENDED
                                                                                                    JUNE 30,
                                                                                                1996       1997
REVENUES:
  Admissions................................................................................   $27,306    $56,455
  Event related revenue.....................................................................    19,040     55,117
  Other operating revenue...................................................................     6,800      8,022
     Total revenues.........................................................................    53,146    119,594
OPERATING EXPENSES:
  Direct expense of events..................................................................    15,133     39,893
  Other direct operating expense............................................................     4,333      4,850
  General and administrative................................................................     8,622     15,792
  Depreciation and amortization.............................................................     3,796      7,119
  Preoperating expense of new facility (Note 1).............................................        --      1,850
     Total operating expenses...............................................................    31,884     69,504
OPERATING INCOME............................................................................    21,262     50,090
INTEREST INCOME (EXPENSE), NET..............................................................       449       (382)
OTHER INCOME................................................................................       966         22
INCOME BEFORE INCOME TAXES..................................................................    22,677     49,730
INCOME TAX PROVISION........................................................................     8,997     20,476
NET INCOME..................................................................................   $13,680    $29,254
PRIMARY EARNINGS PER SHARE AND COMMON STOCK EQUIVALENTS.....................................   $  0.34    $  0.69
WEIGHTED AVERAGE SHARES OUTSTANDING (Note 3)................................................    40,490     42,093
EARNINGS PER SHARE ASSUMING FULL DILUTION...................................................   $  0.32    $  0.67
WEIGHTED AVERAGE SHARES OUTSTANDING (Note 3)................................................    42,869     44,472

           See notes to unaudited consolidated financial statements.

                  SPEEDWAY MOTORSPORTS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (UNAUDITED)

                       (DOLLARS AND SHARES IN THOUSANDS)

                                                                                          UNREALIZED
                                                                                             LOSS
                                                               ADDITIONAL                ON MARKETABLE          TOTAL
                                             COMMON STOCK       PAID-IN      RETAINED       EQUITY          STOCKHOLDERS'
                                           SHARES    AMOUNT     CAPITAL      EARNINGS     SECURITIES           EQUITY
BALANCE DECEMBER 31, 1996...............   41,305     $413      $ 155,156    $ 49,348        $(182)           $ 204,735
  Net income............................       --       --             --      29,254           --               29,254
  Issuances of stock under employee
     stock purchase plan (Note 10)......        4       --             90          --           --                   90
  Net unrealized loss on marketable
     equity securities..................       --       --             --          --          (65)                 (65)
BALANCE JUNE 30, 1997...................   41,309     $413      $ 155,246    $ 78,602        $(247)           $ 234,014

           See notes to unaudited consolidated financial statements.

                  SPEEDWAY MOTORSPORTS, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

                                                                                               SIX MONTHS ENDED
                                                                                                   JUNE 30,
                                                                                               1996        1997
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).......................................................................   $ 13,680    $ 29,254
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
     Depreciation and amortization........................................................      3,796       7,119
     Equity in operations of equity method investee.......................................       (185)        210
     Gain on sale of marketable equity securities and investments.........................       (531)        (61)
     Amortization of deferred income......................................................       (137)       (270)
     Changes in operating assets and liabilities:
       Restricted cash....................................................................         --      10,407
       Trade accounts receivable..........................................................     (1,136)     (7,123)
       Inventories........................................................................       (620)     (1,988)
       Other current assets and liabilities...............................................      2,279        (269)
       Condominiums held for sale.........................................................       (578)     (8,105)
       Prepaid and accrued income taxes...................................................         --      11,750
       Accounts payable...................................................................      7,780       5,319
       Deferred race event income.........................................................        345      (6,765)
       Accrued expenses and other liabilities.............................................      3,233       1,565
       Deferred income....................................................................         --       4,928
       Other assets and liabilities.......................................................     (3,137)       (892)
          Net cash provided by operating activities.......................................     24,789      45,079
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments on long-term debt....................................................    (32,671)       (184)
  Issuance of long-term debt..............................................................     72,500      78,000
  Issuance of common stock to public......................................................     78,354          --
  Issuance of stock under employee stock purchase plan....................................         --          90
  Exercise of stock options...............................................................        465          --
          Net cash provided by financing activities.......................................    118,648      77,906
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures....................................................................    (69,102)   (104,671)
  Purchases of marketable equity securities and investments...............................       (606)       (412)
  Proceeds from sales of marketable equity securities and investments.....................      1,507         656
  Purchase of Bristol Motor Speedway......................................................    (27,176)         --
  Purchase of Oil-Chem Research Corp......................................................       (514)         --
  Increase in notes and accounts receivable...............................................         --      (7,299)
  Repayments from (loans to) related parties..............................................        287        (614)
          Net cash used in investing activities...........................................    (93,966)   (112,340)
NET INCREASE IN CASH AND CASH EQUIVALENTS.................................................     49,471      10,645
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD..........................................     10,132      22,252
CASH AND CASH EQUIVALENTS AT END OF PERIOD................................................   $ 59,603    $ 32,897

           See notes to unaudited consolidated financial statements.

                  SPEEDWAY MOTORSPORTS, INC. AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

     These unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements of Speedway Motorsports, Inc. for the fiscal year ended December 31, 1996 included in the Company's 1996 Annual Report on Form 10-K.

     In management's opinion, these unaudited consolidated financial statements contain all adjustments necessary for their fair presentation at interim periods. All such adjustments are of a normal recurring nature.

     The results of operations for interim periods are not necessarily indicative of operating results that may be expected for the entire year due to the seasonal aspect of event revenues.

     The Company recognizes revenues and operating expenses for all events in the calendar quarter in which the events are conducted except when a major NASCAR racing event occurs at one of the Company's wholly-owned subsidiaries on the last weekend of a calendar quarter ended March 31, June 30, or September 30 in which case the race event revenues and operating expenses are recognized consistently in the immediately succeeding calendar quarter. The Company has adopted this accounting policy to help ensure comparability between quarterly financial statements.

     A major NASCAR-sanctioned racing event occurred at Bristol Motor Speedway on the weekend of March 29-31, 1996. In accordance with the Company's accounting policy, the revenues and direct expenses of this racing event were recognized in the second quarter of 1996. The last recognition date for the first quarter of calendar year 1996 was March 28, 1996. No major NASCAR racing events were held at wholly-owned subsidiaries on the last weekend of the calendar quarters ended June 30, 1997, March 31, 1997, or June 30, 1996. As such, the three and six months ended June 30, 1997 and 1996 reporting periods are comparable.

     DEFERRED INCOME -- Deferred income includes Texas Motor Speedway (TMS) Preferred Seat License (PSL) fee deposits of $8,402,000 and $13,206,000, net of expenses of $843,000 and $970,000, at December 31, 1996 and June 30, 1997,
respectively. See Note 2 to the December 31, 1996 Consolidated Financial Statements for discussion of terms and conditions of the PSL's. Fees received under PSL agreements were deferred prior to TMS hosting its first Winston Cup race on April 6, 1997. The Company began amortizing net PSL fee revenues into income over the estimated useful life of TMS's speedway facility upon its opening. Amortization income recognized in the three months ended June 30, 1997 was $133,000.

     PREOPERATING EXPENSE OF NEW FACILITY -- Preoperating expenses consist of non-recurring and non-event related costs to develop, organize and open the Company's new superspeedway facility, Texas Motor Speedway (TMS), which hosted its first racing event on April 6, 1997.

     IMPACT OF NEW ACCOUNTING STANDARDS -- In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards
(SFAS) No. 128, "Earnings per Share". SFAS No. 128 specifies the computation, presentation and disclosure requirements for earnings per share and is effective for interim and annual periods ending after December 17, 1997. Under SFAS No. 128, the Company will compute and disclose both basic and diluted earnings per share. Its adoption is not expected to significantly affect the Company's computation, presentation and disclosure under current accounting standards.

     RECLASSIFICATION -- Certain accounts in 1996 were reclassified to conform to current year presentation.

2. DESCRIPTION OF BUSINESS

     The consolidated financial statements include the accounts of Speedway Motorsports, Inc. (SMI), and its wholly-owned subsidiaries, Atlanta Motor Speedway, Inc. (AMS), Bristol Motor Speedway, Inc. (BMS), Charlotte Motor Speedway, Inc. and subsidiaries (CMS), Sears Point Raceway (SPR), Texas Motor Speedway, Inc. (TMS), Oil-Chem Research Corp. and subsidiary (ORC), Speedway Funding Corp. and Sonoma Funding Corp. (collectively, the Company).

                  SPEEDWAY MOTORSPORTS, INC. AND SUBSIDIARIES

     AMS owns and operates a 1.5-mile oval, asphalt speedway located on approximately 870 acres in Hampton, Georgia. Two major National Association of Stock Car Auto Racing (NASCAR) Winston Cup events are held annually, one in March and one in November. Additionally, a Busch Grand National race and two Automobile Racing Club of America (ARCA) races are also held annually, each preceding a Winston Cup event. All of these events are sanctioned by NASCAR or ARCA. AMS has constructed 46 condominiums over-looking the Atlanta speedway and is in the process of selling the ten remaining condominiums.

     BMS owns and operates a one-half mile lighted, 36-degree banked concrete oval speedway, and a one-quarter mile lighted dragstrip, located on approximately 530 acres in Bristol, Tennessee. BMS currently sponsors two major NASCAR Winston Cup events annually. Additionally, two Busch Grand National races are held annually, each preceding a Winston Cup event. On January 22, 1996, the Company acquired 100% of the outstanding capital stock of BMS for $27,176,000, including direct acquisition costs of $146,000 (see Note 9).

     CMS owns and operates a 1.5-mile quad-oval, asphalt speedway located in Concord, North Carolina. CMS stages three major NASCAR Winston Cup events annually, two in May and one in October. Additionally, two Busch Grand National and two ARCA races are held annually, each preceding a Winston Cup event. In 1997, CMS hosted an International Race of Champions (IROC) race and an Indy Racing League (IRL) racing event. All of these events are sanctioned by NASCAR, IROC, IRL or ARCA. The Charlotte facility also includes a 2.25-mile road course, a one-quarter mile asphalt oval track, a one-fifth mile asphalt oval track and a one-fifth mile dirt oval track, all of which hold race events throughout the year. In addition, CMS has constructed 52 condominiums overlooking the main speedway, all of which have been sold.

     CMS also owns an office and entertainment complex which overlooks the main speedway. A wholly-owned subsidiary, The Speedway Club, Inc. (Speedway Club), derives rental, catering and dining revenues from the complex.

     SPR, located on approximately 800 acres in Sonoma, California, owns and operates a 2.52-mile, twelve-turn road course, a one-quarter mile dragstrip, and a 157,000 square foot industrial park. SPR currently sponsors one major NASCAR-sanctioned Winston Cup racing event annually. Additional events held annually include a NASCAR-sanctioned Craftsman Truck Series, a NHRA Winston Drag Racing Series, as well as American Motorcycle Association and Sports Car Club of America (SCCA) racing events. The racetrack is also rented throughout the year by various organizations, including the SCCA, major automobile manufacturers, and other car clubs. On November 18, 1996, the Company acquired certain assets and the operations of Sears Point Raceway (see Notes 6 and 9).

     TMS, located on 950 acres in Fort Worth, Texas, is a 1.5-mile, lighted, banked, asphalt quad-oval superspeedway. TMS construction was substantially complete at March 31, 1997 with TMS hosting its first major NASCAR Winston Cup race on April 6, 1997 preceded by a Busch Grand National race (see Note 5). In June 1997, TMS also hosted a NASCAR-sanctioned Craftsman Truck Series event, an IRL racing event, and two music concerts. Management is actively pursuing the scheduling of additional motorsports racing and other events at TMS. Other events will be announced as they are scheduled. In July 1996, TMS began construction of 76 condominiums above turn-two overlooking the speedway, 70 of which have been contracted for sale.

     600 Racing, Inc., a wholly-owned subsidiary of CMS, developed, operates and is the official sanctioning body of the Legends Circuit. 600 Racing also manufactures and sells 5/8-scale cars (Legends Cars) modeled after older- style coupes and sedans. In 1997, 600 Racing released a new line of smaller-scale cars (the Bandolero). Revenue is principally derived from the sale of vehicles and vehicle parts.

     ORC produces an environmentally friendly motor oil additive that the Company intends to promote in conjunction with its speedways. On April 16, 1996, the Company acquired 100% of the outstanding capital stock of ORC for $4,459,000 in Company stock and cash.

     The Company's Chairman and CEO purchased approximately 24% of the outstanding common stock of North Carolina Motor Speedway, Inc. (NCMS) in 1995 (see Note 11). The Chairman has offered to sell this stock

                  SPEEDWAY MOTORSPORTS, INC. AND SUBSIDIARIES to the Company at his cost. The Company has declined to purchase the shares to date but may elect to do so in the future.

     In October 1996, the Company signed a joint management and development agreement with Quad-Cities International Raceway Park. The Company will serve in an advisory capacity for the development of a multi-use facility, which includes a speedway located in northwest Illinois. The agreement also grants the Company the option to purchase up to 40% equity ownership in the facility. The option has not been exercised.

3. CAPITAL STRUCTURE, PUBLIC OFFERING OF COMMON STOCK AND PER SHARE DATA

     INCREASE IN AUTHORIZED SHARES OF COMMON STOCK -- On April 29, 1997, the Company's Board of Directors and stockholders approved an increase in the authorized common stock of SMI from 100,000,000 to 200,000,000 shares.

     STOCK SPLIT -- On February 9, 1996, the Company's Board of Directors approved a two for one stock split for each share of the Company's common stock. This stock split became effective March 15, 1996 in the form of a 100% common stock dividend paid to stockholders of record on February 26, 1996. All shares and per share information in the accompanying consolidated financial statements take into account this stock split.

     PUBLIC OFFERING OF COMMON STOCK -- The Company completed an offering of common stock on April 1, 1996 by issuing 3,000,000 shares of common stock at a price of $27.625 per share. Net proceeds after offering expenses were $78,354,000.

     PER SHARE DATA -- For the three and six month periods ended June 30, 1997, per share amounts reflect the 42,080,000 and 42,093,000 weighted average shares outstanding, including 774,000 and 788,000 common share equivalents arising from stock options, during each respective period. For the three and six month periods ended June 30, 1996, per share amounts reflect the 42,106,000 and 40,490,000 weighted average shares outstanding, including 874,000 common share equivalents arising from stock options, during each respective period.

     Fully diluted earnings per share reflect the potential conversion of the subordinated convertible debentures offered in October 1996 (see Note 6) as if fully converted on January 1, 1996, and the related interest expense on such debt not recorded in 1997 or 1996.

4. INVENTORIES

     Inventories as of December 31, 1996 and June 30, 1997 consisted of the following components (dollars in thousands):

                                                                                DECEMBER 31,    JUNE 30,
                                                                                    1996          1997
Souvenirs....................................................................      $2,359        $3,952
Finished vehicles, parts and accessories.....................................       3,753         4,099
Food and other...............................................................         106           155
  Total......................................................................      $6,218        $8,206

5. PROPERTY AND EQUIPMENT -- CONSTRUCTION IN PROGRESS

     TEXAS MOTOR SPEEDWAY -- In 1995, the Company began constructing TMS, a 1.5-mile, banked, asphalt quad-oval superspeedway, on a 950 acre site in Fort Worth, Texas. Construction was substantially complete at March 31, 1997 with TMS hosting its first major NASCAR Winston Cup race on April 6, 1997.

     CONSTRUCTION IN PROGRESS -- At June 30, 1997, the Company has various construction projects underway to increase and improve grandstand seating capacity, suites, facilities for fan amenities, and make various other site improvements at AMS, BMS, CMS and SPR. In addition, AMS is converting its speedway to a quad-oval configuration and changing the start-finish line location in conjunction with the other improvements.

                  SPEEDWAY MOTORSPORTS, INC. AND SUBSIDIARIES

     The estimated aggregate cost of capital expenditures in 1997, inclusive of TMS, will approximate $148,000,000.

6. LONG-TERM DEBT

     BANK CREDIT FACILITY (SEE NOTE 12) -- In March 1996, the Company obtained from NationsBank, N.A. (Carolinas) an unsecured, long-term working capital and letter of credit facility (the "Credit Facility") with an overall borrowing limit of $110 million and a sub-limit of $7 million for standby letters of credit. At June 30, 1997, the Company has a total of $100 million in outstanding borrowings under the Credit Facility. As further described in Note 12, this Credit Facility was replaced and retired on August 4, 1997. The Credit Facility was previously scheduled to mature in 1999.

     CONVERTIBLE SUBORDINATED DEBENTURES -- In October 1996, the Company issued 5 3/4% convertible subordinated debentures in the aggregate principal amount of $74 million. The debentures are unsecured, mature on September 30, 2003, are convertible into Common Stock at the holder's option after November 30, 1996 at $31.11 per share until maturity, and are redeemable at the Company's option after September 29, 2000. In conversion, 2,378,565 shares of common stock would be issuable (see Note 3). Interest payments are due semi-annually on March 31 and September 30. See Note 7 to the December 31, 1996 Consolidated Financial Statements for discussion of additional terms and conditions of the debentures.

     CAPITAL LEASE OBLIGATION AND PURCHASE OPTION (SEARS POINT RACEWAY) -- In connection with the SPR asset acquisition by SMI on November 18, 1996, the Company executed a 14 year capital lease with the seller for all of the real property of the SPR complex. SMI has the option to purchase the real property for $38.1 million during a six-month option period commencing November 1, 1999, subject to acceleration at the election of the seller after March 31, 1997 and through December 31, 1999 (the Purchase Option). SMI paid $3.5 million for the Purchase Option and $3.0 million as a lease security deposit, and loaned the seller approximately $13.45 million under a 4% promissory note receivable in connection with the acquisition, with such amounts to be credited against the purchase price of the real property upon exercise of the Purchase Option. In management's opinion, it is probable that the Purchase Option will be exercised. Because a legal right of offset exists under the lease obligation and note receivable agreements, and because it is probable offset will occur upon exercise of the Purchase Option, the note receivable of $13.45 million has been netted against the capital lease obligation in the accompanying consolidated balance sheets. See Note 7 to the December 31, 1996 Consolidated Financial Statements for discussion of additional terms and conditions of the capital lease obligation and Purchase Option.

7. INCOME TAXES

     On September 9, 1993, the Internal Revenue Service (IRS) asserted that AMS, as the successor in interest to BND, Inc. (BND), is liable for additional income taxes, penalties and interest. The total assessment for taxes, penalties and interest (net of tax benefit for deductibility of interest) through June 30, 1997 is approximately $7,700,000. This deficiency allegedly relates to BND's income tax returns for the years ended November 30, 1988 and October 31, 1990. The IRS alleges that, during the acquisition of AMS by the Company's Chairman and Chief Executive Officer in October 1990, BND's merger into Atlanta International Raceway, Inc., the predecessor of AMS (AIR), resulted in a taxable gain to BND. Moreover, this taxable gain allegedly eliminates a net operating loss carryback to the tax return filed for the year ended November 30, 1988. On November 30, 1993, AMS filed a protest contesting the assessment with the appeals division of the IRS; as of this date, no resolution of this matter has been obtained. However, the Company anticipates resolution of this matter during 1997. Management intends to continue contesting the allegations of a deficiency and has not provided for this contingency in the accompanying consolidated financial statements. There can be no assurance, however, that the ultimate resolution of this proceeding will not have a material adverse effect on the Company's future results of operations, financial condition or cash flows.

                  SPEEDWAY MOTORSPORTS, INC. AND SUBSIDIARIES

8. RELATED PARTY TRANSACTIONS

     Notes receivable at June 30, 1997 and December 31, 1996 include a note receivable of $722,000 and $697,000, respectively, due from a partnership in which the Company's Chairman and Chief Executive Officer is a partner. The note bears interest at 1% over prime, is collateralized by certain partnership land and is payable on demand. Because the Company does not anticipate repayment of the note before June 30, 1998, the balance has been classified as a noncurrent asset in the accompanying consolidated balance sheets.

     Notes receivable also include a note receivable from the Company's Chairman and Chief Executive Officer for $1,720,000 at June 30, 1997 and $1,131,000 at December 31, 1996. The principal balance of the note represents premiums paid by the Company under a split-dollar life insurance trust arrangement on behalf of the Chairman, in excess of cash surrender value. The note bears interest at 1% over prime.

     Amounts payable to affiliated company of approximately $2,603,000 at June 30, 1997 and December 31, 1996 represents acquisition and other expenses paid on behalf of AMS by Sonic Financial Corporation in prior years. Of such amounts, approximately $1.8 million bears interest at 3.83% per annum. The remainder of the amount bears interest at 1% over prime. The entire account balance is classified as long-term based on expected repayment dates.

9. BRISTOL MOTOR SPEEDWAY AND SEARS POINT RACEWAY ACQUISITIONS

     As further described in Notes 1 and 17 of the December 31, 1996 Consolidated Financial Statements, the Company acquired Bristol Motor Speedway on January 22, 1996 and Sears Point Raceway on November 18, 1996. The acquisitions have been accounted for using the purchase method, and the results of their operations after the acquisition dates are included in the Company's consolidated statements of income. The purchase price has been allocated to the assets and liabilities acquired at their appraised or estimated fair values at acquisition date. In the near future, the Company plans to obtain an independent appraisal of the fair value of other SPR net assets acquired, including identifiable intangibles, if any. Based on current information, the Company's management does not expect the final allocation of the SPR purchase price to materially differ from that used in the accompanying consolidated balance sheets.

     The following unaudited pro forma financial information presents a summary of consolidated results of operations as if the transactions had occurred as of January 1, 1996 after giving effect to certain adjustments, including amortization of goodwill, interest expense on acquisition debt and related income tax effects. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made on that date, nor are they necessarily indicative of results which may occur in the future.

                                                                     (PRO FORMA)
                                                             THREE MONTHS ENDED JUNE 30,
                                                                1996            1997
Total revenues............................................   $46,506,000    $104,141,000
Net income................................................    14,065,000      29,517,000
Net income per share......................................   $      0.33    $       0.70

                                                                     (PRO FORMA)
                                                              SIX MONTHS ENDED JUNE 30,
                                                                1996            1997
Total revenues............................................   $58,370,000    $119,594,000
Net income................................................    13,952,000      29,254,000
Net income per share......................................   $      0.34    $       0.69

                  SPEEDWAY MOTORSPORTS, INC. AND SUBSIDIARIES

10. EMPLOYEE STOCK PURCHASE PLAN

     Effective January 1, 1997, the Company's Board of Directors adopted the SMI Employee Stock Purchase Plan to provide employees the opportunity to acquire stock ownership. An aggregate total of 200,000 shares of common stock have been reserved for purchase under the new plan. Each January 1, eligible employees electing to participate will be granted an option to purchase shares of common stock. Prior to each January 1, the Compensation Committee of the Board of Directors determines the number of shares available for purchase under each option, with the same number of shares to be available under each option granted on the same grant date. No participant can be granted options to purchase more than 500 shares in each calendar year, nor options which would allow an employee to purchase stock under this or all other employee stock purchase plans in excess of $25,000 of fair market value at the grant date in each calendar year. The stock purchase price is 90% of the lesser of fair market value at grant date or exercise date. Options granted may be exercised once at the end of each calendar quarter, and will be automatically exercised to the extent of each participant's contributions. Options granted that are unexercised will expire at the end of each calendar year.

11. COMMITMENT

     NORTH CAROLINA MOTOR SPEEDWAY -- The Company submitted a merger proposal in April 1997 to the Board of Directors of North Carolina Motor Speedway, Inc.
(NCMS). The merger proposal contemplates the purchase of all outstanding NCMS capital stock for an aggregate of approximately $72 million in cash or SMI common stock at the election of each NCMS stockholder. On July 7, 1997, the Company's merger proposal was recommended by a Special Committee of the NCMS Board of Directors for approval by the NCMS board. On August 5, 1997, the NCMS Board of Directors, however, rejected the Company's proposal. Subsequently, Bruton Smith, the Company's Chairman and Chief Executive Officer, filed a civil complaint against the directors of NCMS in his individual capacity as a NCMS shareholder (see Note 2) alleging, among other things, breach of director duties.

12. SUBSEQUENT EVENTS

     SENIOR SUBORDINATED NOTES -- On August 4, 1997, the Company completed a private placement of 8 1/2% senior subordinated notes (the Notes) in the aggregate principal amount of $125,000,000. The Notes are unsecured, mature in August 2007, and are redeemable at the Company's option after August 15, 2002. Interest payments are due semi-annually on February 15 and August 15 commencing February 15, 1998. The Notes are subordinated to all present and future senior secured indebtedness of the Company, including the 1997 Credit Facility described below, and are guaranteed by the Company's existing and future subsidiaries other than Oil-Chem. Redemption prices in fiscal year periods ending August 15 are 104.25% in 2002, 102.83% in 2003, 101.42% in 2004 and 100%
in 2005 and thereafter. Net proceeds after commissions and discounts from the private placement of the Notes were $121,548,000 which were used to retire and repay then outstanding borrowings under the 1996 Credit Facility (see Note 6), fund construction costs and for working capital needs of the Company.

     The Indenture governing the Notes contains certain specified restrictive and required financial covenants. The Company has agreed not to pledge its assets to any third party except under certain limited circumstances. The Company also has agreed to certain other limitations or prohibitions concerning the incurrence of other indebtedness, capital stock, guaranties, asset sales, investments, cash dividends to shareholders, distributions and redemptions. The Indenture governing the Notes and 1997 Credit Facility agreements contain cross default provisions.

     BANK CREDIT FACILITY REPLACEMENT -- On August 4, 1997, the Company obtained from NationsBank a long-term, unsecured, senior revolving credit facility (the 1997 Credit Facility) with an overall borrowing limit of $175,000,000 and a sub-limit of $10,000,000 for standby letters of credit. The 1997 Credit Facility agreement replaces the former Credit Facility (see Note 6), which was repaid and retired with proceeds from the Senior Notes.

                  SPEEDWAY MOTORSPORTS, INC. AND SUBSIDIARIES

     Interest under the 1997 Credit Facility will be based, at the Company's option, upon (i) LIBOR plus .5% to 1.125% or (ii) the greater of NationsBank's prime rate or the Federal fund rate plus .5%. The margin applicable to LIBOR borrowings will be adjusted periodically based upon certain ratios of funded debt to earnings before interest, taxes, depreciation and amortization (EBITDA). The 1997 Credit Facility will mature in August 2002 and is guaranteed by the Company's subsidiaries. Although the 1997 Credit Facility is unsecured, the Company has agreed not to pledge its assets to any third party. In addition, among other items, the Company must meet certain financial covenants, including specified levels of net worth and ratios of (i) debt to capitalization, (ii) debt to EBITDA, and (iii) earnings before interest and taxes (EBIT) to interest expense. The 1997 Credit Facility also contains certain limitations on cash expenditures to acquire additional motor speedways without the consent of the lenders, and limits the Company's consolidated capital expenditures to amounts not to exceed $125 million annually and $300 million in the aggregate over the loan term. The Company also agreed to certain other limitations or prohibitions concerning the incurrence of other indebtedness, transactions with affiliates, guaranties, asset sales, investments, cash dividends to shareholders, distributions and redemptions.

  No dealer, salesperson or other person is authorized in connection with any offering made hereby to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by the Initial Purchasers. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation to such person. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstance create any implication that the information contained herein is correct as of any date subsequent to the date hereof.
                               TABLE OF CONTENTS

                                                  Page
Prospectus Summary.............................     1
Risk Factors...................................    11
The Exchange Offer.............................    16
Use of Proceeds................................    22
Capitalization.................................    23
Selected Financial Data........................    24
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................    27
National Association for Stock Car Auto Racing,
  Inc. (NASCAR)................................    36
Business.......................................    40
Management.....................................    47
Certain Transactions...........................    49
Description of Notes...........................    50
Description of Certain Indebtedness............    74
Plan of Distribution...........................    75
Legal Matters..................................    75
Independent Auditors...........................    75
Incorporation of Certain Information by
  Reference....................................    75
Index to Consolidated Financial Statements.....   F-1


                       (Speedway Motorsports, Inc. logo)
                       Offer to exchange all outstanding
                   8 1/2% Senior Subordinated Notes Due 2007
                        ($125,000,000 Principal Amount)
                                      for
                   8 1/2% Senior Subordinated Notes Due 2007
                                   PROSPECTUS
   ALL TENDERED OLD NOTES, EXECUTED LETTERS OF TRANSMITTAL AND OTHER RELATED
              DOCUMENTS SHOULD BE DIRECTED TO THE EXCHANGE AGENT.
QUESTIONS AND REQUESTS FOR ASSISTANCE AND REQUESTS FOR ADDITIONAL COPIES OF THE
  PROSPECTUS, THE LETTER OF TRANSMITTAL AND OTHER RELATED DOCUMENTS SHOULD BE
                  ADDRESSED TO THE EXCHANGE AGENT AS FOLLOWS:
                        BY REGISTERED OR CERTIFIED MAIL:
                        First Trust National Association
                             180 East Fifth Street
                                   Suite 200
                           St. Paul, Minnesota 55101
                              Attn: Kathe Barrett
                         BY HAND OR OVERNIGHT COURIER:
                        First Trust National Association
                             180 East Fifth Street
                                   Suite 200
                           St. Paul, Minnesota 55101
                              Attn: Kathe Barrett
                                 BY FACSIMILE:
                              (612) 244-0711 (MN)
                    Confirm by Telephone (612) 244-0719 (MN)
 (Originals of all documents submitted by facsimile should be sent promptly by hand, overnight courier, or registered or certified mail)

                               September 16, 1997

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Registrant's Bylaws effectively provide that the Registrant shall, to the full extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as amended from time to time ("Section 145"), indemnify all persons whom it may indemnify pursuant thereto. In addition, the Registrant's Certificate of Incorporation eliminates personal liability of its directors to the full extent permitted by Section 102(b) (7) of the General Corporation Law of the State of Delaware, as amended from time to time ("Section 102(b) (7)").

     Section 145 permits a corporation to indemnify its directors and officers against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by a third party if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant officers or directors are reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     Section 102(b) (7) provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

     The Company maintains insurance against liabilities under the Securities Act of 1933 for the benefit of its officers and directors.

     Section 8 of the Registration Rights Agreement (filed as Exhibit 4.3 to this Registration Statement) provides that the holders of Transfer Restricted Securities covered by this Registration Statement severally and not jointly will indemnify and hold harmless the Registrant, its existing domestic subsidiaries (other than the Unrestricted Subsidiary), and their respective officers, directors, partners, employees, representatives and agents from and against any liability caused by any untrue statement or omission in the Registration Statement, in the Prospectus or in any amendment or supplement thereto, in each case to the extent that the statement or omission was made in reliance upon and in conformity with written information furnished to the Registrant by the holders of Transfer Restricted Securities covered by this Registration Statement expressly for use therein.

ITEM 21(A). EXHIBITS

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                              DESCRIPTION
 *3.1    Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the
         Company's Registration Statement on Form S-1, File No. 33-87740 (the "Form S-1")).
 *3.2    Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the Form S-1).
 *3.3    Amendment to Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.3 to the Registration Statement on Form S-3 (File No. 333-13431) of the Company (the "November 1996
         Form S-3")).
 *3.4    Amendment to Certificate of Incorporation of the Company

EXHIBIT
NUMBER                                              DESCRIPTION
 *4.1    Indenture dated as of August 4, 1997 between the Company and First Trust National Association, as
         Trustee (the "Indenture").
 *4.2    Form of 8 1/2% Senior Subordinated Notes Due 2007 (included in the Indenture).
 *4.3    Registration Rights Agreement dated as of August 4, 1997 among the Company and the Initial
         Purchasers.
  5.1    Opinion of Parker, Poe, Adams & Bernstein L.L.P. regarding the legality of the securities being registered.
*10.1    Project Agreement by and among The Department of Transportation, an agency of the State of North
         Carolina, Interstate Combined Ventures and Charlotte Motor Speedway, Inc. dated as of December 6,
         1993 (incorporated by reference to Exhibit 10.12 to the Form S-1).
*10.2    Deed of Trust by and among Terry L. Faulkenburg and Danny Ray Safrit, as Trustees of West Cabarrus
         Church, Charlotte Motor Speedway, Inc. and Alan G. Dexter, Trustee, dated as of September 29, 1994
         (incorporated by reference to Exhibit 10.38 to the Form S-1).
*10.3    Balance of Purchase Money Promissory Note in the amount of $720,000, made by Charlotte Motor
         Speedway, Inc. in favor of West Cabarrus Church, dated as of September 29, 1994 (incorporated by reference to Exhibit 10.39 to the Form S-1).
*10.4    Agreement for Purchase and Sale of an Option in Real Property by and between West Cabarrus Church and Charlotte Motor Speedway, Inc., dated as of July 26, 1994 (incorporated by reference to
         Exhibit 10.40 to the Form S-1).
*10.5    Documentary Letter of Credit issued by NationsBank of North Carolina, N.A. for the account of
         Charlotte Motor Speedway, Inc. in favor of Yamaha Motor Co., Ltd., Japan in the amount of
         $1,600,000 dated as of September 19, 1994 (incorporated by reference to Exhibit 10.41 to the Form
         S-1).
*10.6    Sales Agreement by and between Yamaha Motor Co. Ltd. and Charlotte Motor Speedway, Inc. dated as of August 1, 1994 (incorporated by reference to Exhibit 10.42 to the Form S-1).
*10.7    Deferred Compensation Plan and Agreement by and between Atlanta Motor Speedway, Inc. and Edwin R.
         Clark, dated as of January 22, 1993 (incorporated by reference to Exhibit 10.43 to the Form S-1).
*10.8    Deferred Compensation Plan and Agreement by and between Charlotte Motor Speedway, Inc. and H.A.
         "Humpy" Wheeler (incorporated by reference to Exhibit 10.44 to the Form S-1).
*10.9    Speedway Motorsports, Inc. 1994 Stock Option Plan (incorporated by reference to Exhibit 10.45 to the Form S-1).
*10.10   Speedway Motorsports Inc. Formula Stock Option Plan (incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K of the Company for the year ended December 31, 1995 (the "1995 Form
         10-K").
*10.11   Amended and Restated Agreement by and among Charlotte Motor Speedway, Inc., Sonic Financial
         Corporation, Town and Country Ford, Inc., O. Bruton Smith, SMDA Properties LLC and Chartown, dated
         February 10, 1995 (incorporated by reference to Exhibit 10.50 to the Form S-1).
*10.12   Promissory Note made by Atlanta Motor Speedway, Inc. in favor of Sonic Financial Corporation in the amount of $1,708,767, dated as of December 31, 1993 (incorporated by reference to Exhibit
         10.51 to the Form S-1).
*10.13   Purchase Agreement by and among the Company and Calvin Carl Combs, Linda Fox Combs, Dennis J.
         Combs, Ned D. Combs, and Judy C. Benfield (incorporated by reference to Exhibit 10.57 to the
         Quarterly Report on Form 10-Q of the Company for the quarterly period ended June 30, 1995).
*10.14   Stock Purchase Agreement dated January 22, 1996 between the Company and shareholders of National
         Raceways, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the
         Company filed as of February 5, 1996 (the "BMS Form 8-K")).
*10.15   Promissory Note dated January 22, 1996 by the Company and Speedway Funding Corp. in favor of
         NationsBank, N.A. (incorporated by reference to Exhibit 99.2 to the BMS Form 8-K).
*10.16   Guaranty Agreement dated January 22, 1996 among National Raceways, Inc., Charlotte Motor Speedway,
         Inc., Atlanta Motor Speedway, Inc., 600 Racing, Inc. and NationsBank, N.A. (incorporated by reference to Exhibit 99.3 to the BMS Form 8-K).
*10.17   Non-Negotiable Promissory Note date April 24, 1995 by O. Bruton Smith in favor of the Company
         (incorporated by reference to Exhibit 10.20 to the 1995 Form 10-K).

EXHIBIT
NUMBER                                              DESCRIPTION
*10.18   Asset Purchase Agreement dated October 24, 1996 between the Company, as buyer, and Sears Point
         Raceway (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the
         Company filed as of December 4, 1996 (the "SPR Form 8-K")).
*10.19   Master Ground Lease dated November 18, 1996 by and between Brenda Raceway Corporation and the
         Company (incorporated by reference to Exhibit 99.2 to the SPR Form 8-K).
*10.20   Deed of Trust, Security Agreement and Fixture Filing with Assignment of Rents and Agreements dated as of November 18, 1996 by Brenda Raceway Corporation to First American Title Insurance Company
         for the benefit of Sonoma Funding Corporation (incorporated by reference to Exhibit 99.3 to the
         SPR Form 8-K).
*10.21   Promissory Note secured by Deed of Trust dated November 18, 1996 by Brenda Raceway Corporation in favor of Sonoma Funding Corporation (incorporated by reference to Exhibit 99.4 to the SPR Form
         8-K).
*10.22   Purchase Contract dated December 18, 1996 between Texas Motor Speedway, Inc., as seller, and FW
         Sports Authority, Inc., as purchaser (incorporated by reference to Exhibit 10.23 to the Annual
         Report on Form 10-K of the Company for the year ended December 31, 1996 (the "1996 Form 10-K")).
*10.23   Lease Agreement dated as of December 18, 1996 between FW Sports Authority, Inc., as lessor, and
         Texas Motor Speedway, Inc., as lessee (incorporated by reference to Exhibit 10.24 to the 1996 Form
         10-K).
*10.24   Guaranty Agreement dated as of December 18, 1996 among the Company, the City of Fort Worth, Texas and FW Sports Authority, Inc. (incorporated by reference to Exhibit 10.25 to the 1996 Form 10-K).
*10.25   Indenture dated as of September 1, 1996 between the Company and First Union National Bank of North
         Carolina, as Trustee (the "First Union Indenture") (incorporated by reference to Exhibit 4.1 to the November 1996 Form S-3).
*10.26   Form of 5 3/4% Convertible Subordinated Debenture due 2003 (included in the First Union
         Indenture).
*10.27   Registration Rights Agreement dated as of September 26, 1996 among the Company, Wheat, First
         Securities, Inc, Montgomery Securities and J.C. Bradford & Co. (incorporated by reference to
         Exhibit 4.3 to the November 1996 Form S-3).
*10.28   Credit Agreement dated as of March 7, 1996 among the Company and Speedway Funding Corp., as borrowers, and the lenders named therein, including NationsBank, N.A. as agent for the lenders and a lender (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-3
         (File No. 333-1856) of the Company (the "March 1996 Form S-3")).
*10.29   First Amendment to the Credit Agreement dated as of September 24, 1996 among the Company and
         Speedway Funding Corp., as borrowers, and the lenders named therein, including NationsBank, N.A.
         as agent for the lenders and a lender (incorporated by reference to Exhibit 99.3 to the November
         1996 Form S-3).
*10.31   Speedway Motorsports, Inc. Employee Stock Purchase Plan amended and restated as of July 1, 1996
         (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 (File No.
         333-17687) of the Company).
*10.32   Second Amendment to Credit Agreement dated June 30, 1997 among the Company and Speedway Funding
         Corp., as borrowers, and the lenders named therein, including NationsBank, N.A. as agent for the lenders and a lender.
*10.33   Promissory Note dated June 30, 1997 among the Company and Speedway Funding Corp., as borrowers, and NationsBank, N.A. as lender.
*10.34   Guaranty Agreement dated as of June 30, 1997 among Atlanta Motor Speedway, Inc., Charlotte Motor
         Speedway, Inc., Texas Motor Speedway, Inc., 600 Racing, Inc., Bristol Motor Speedway, Inc. and SPR
         Acquisition Corporation, as guarantors, and NationsBank, N.A.
*10.35   Purchase Agreement dated August 4, 1997 among the Company and the Initial Purchasers.
*10.36   Amended and Restated Credit Agreement dated as of August 4, 1997 among the Company and Speedway
         Funding Corp., as borrowers, and the lenders named therein, including NationsBank, N.A. as agent for the lenders and a lender.
*11.1    Statement regarding computation of per share earnings (incorporated by reference to Exhibit 11.1 to the 1996 Form 10-K).
*12.1    Statement regarding computation of ratios.
*21.1    Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the 1996 Form 10-K).

EXHIBIT
NUMBER                                              DESCRIPTION
 23.1    Consent of Deloitte & Touche LLP
 23.2    Consent of Parker, Poe, Adams & Bernstein L.L.P. (included in Exhibit 5.1).
*24.1    Power of Attorney (included on the signature page of this Registration Statement).
*25.1    Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of First
         Trust National Association.
*27.1    Financial Data Schedule.
 99.1    Form of Letter of Transmittal regarding Exchange Offer.
 99.2    Notice of Guaranteed Delivery.



 * Filed previously.


ITEM 21(B). SCHEDULES.

SCHEDULE
NUMBER                                                DESCRIPTION
   II      Valuation and Qualifying Accounts

Note: All other schedules are omitted because they are not applicable or not required.

ITEM 22. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Charlotte, state of North Carolina, on September 16, 1997.


                                             SPEEDWAY MOTORSPORTS, INC.

                                             By: /s/     WILLIAM R. BROOKS
                                                       WILLIAM R. BROOKS
                                                  VICE PRESIDENT, TREASURER,
                                                  CHIEF FINANCIAL OFFICER AND
                                                            DIRECTOR


Pursuant to the requirements of the Securities act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated:



                      SIGNATURE                                      TITLE                       DATE

                                       *                Chief Executive Officer           September 16, 1997
                   O. BRUTON SMITH                        (principal executive
                                                          officer) and Chairman

                                       *                President, Chief Operating        September 16, 1997
                     H.A. WHEELER                         Officer and Director

          /s/              WILLIAM R. BROOKS            Vice President, Treasurer,        September 16, 1997
                  WILLIAM R. BROOKS                       Chief Financial Officer
                                                          (principal financial and
                                                          accounting officer) and
                                                          Director

                                       *                Executive Vice President and      September 16, 1997
                    EDWIN R. CLARK                        Director

                                       *                Director                          September 16, 1997
                   MARK M. GAMBILL



*By: /s/                           WILLIAM R. BROOKS
                                  WILLIAM R. BROOKS
                            (ATTORNEY-IN-FACT FOR EACH OF
                                THE PERSONS INDICATED)

                     INDEX TO FINANCIAL STATEMENT SCHEDULE
                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

SCHEDULE
NUMBER                                                DESCRIPTION                                              PAGE
   II      Valuation and Qualifying Accounts................................................................   S-2

Note: All other schedules are omitted because they are not applicable or not required.

                                                                     SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                                      BALANCE AT     CHARGES                  BALANCE AT
                                                                     BEGINNING OF      TO                       END OF
                                                                        PERIOD       EXPENSE    DEDUCTIONS      PERIOD
1)  Reserve for bad debts
    December 31, 1994.............................................       $233        $   12       $  (62)(1)     $183
    December 31, 1995.............................................        183            30          (67)(1)      146
    December 31, 1996.............................................        146            97          (82)(1)      161

2)  Unrealized loss on marketable equity securities
    December 31, 1994.............................................        284            --         (249)(2)       35
    December 31, 1995.............................................         35            --           57(2)        92
    December 31, 1996.............................................         92            --           90(3)       182

(1) Represents actual write-offs of specific accounts receivable.
(2) Represents recovery of previously unrealized losses on marketable equity securities.
(3) Represents an increase in unrealized losses on marketable equity securities.

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                              DESCRIPTION
 *3.1    Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the
         Company's Registration Statement on Form S-1, File No. 33-87740 (the "Form S-1")).
 *3.2    Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the Form S-1).
 *3.3    Amendment to Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.3 to the Registration Statement on Form S-3 (File No. 333-13431) of the Company (the "November 1996
         Form S-3")).
 *3.4    Amendment to Certificate of Incorporation of the Company
 *4.1    Indenture dated as of August 4, 1997 between the Company and First Trust National Association, as
         Trustee (the "Indenture").
 *4.2    Form of 8 1/2% Senior Subordinated Notes Due 2007 (included in the Indenture).
 *4.3    Registration Rights Agreement dated as of August 4, 1997 among the Company and the Initial
         Purchasers.
  5.1    Opinion of Parker, Poe, Adams & Bernstein L.L.P. regarding the legality of the securities being registered.
*10.1    Project Agreement by and among The Department of Transportation, an agency of the State of North
         Carolina, Interstate Combined Ventures and Charlotte Motor Speedway, Inc. dated as of December 6,
         1993 (incorporated by reference to Exhibit 10.12 to the Form S-1).
*10.2    Deed of Trust by and among Terry L. Faulkenburg and Danny Ray Safrit, as Trustees of West Cabarrus
         Church, Charlotte Motor Speedway, Inc. and Alan G. Dexter, Trustee, dated as of September 29, 1994
         (incorporated by reference to Exhibit 10.38 to the Form S-1).
*10.3    Balance of Purchase Money Promissory Note in the amount of $720,000, made by Charlotte Motor
         Speedway, Inc. in favor of West Cabarrus Church, dated as of September 29, 1994 (incorporated by reference to Exhibit 10.39 to the Form S-1).
*10.4    Agreement for Purchase and Sale of an Option in Real Property by and between West Cabarrus Church and Charlotte Motor Speedway, Inc., dated as of July 26, 1994 (incorporated by reference to
         Exhibit 10.40 to the Form S-1).
*10.5    Documentary Letter of Credit issued by NationsBank of North Carolina, N.A. for the account of
         Charlotte Motor Speedway, Inc. in favor of Yamaha Motor Co., Ltd., Japan in the amount of
         $1,600,000 dated as of September 19, 1994 (incorporated by reference to Exhibit 10.41 to the Form
         S-1).
*10.6    Sales Agreement by and between Yamaha Motor Co. Ltd. and Charlotte Motor Speedway, Inc. dated as of August 1, 1994 (incorporated by reference to Exhibit 10.42 to the Form S-1).
*10.7    Deferred Compensation Plan and Agreement by and between Atlanta Motor Speedway, Inc. and Edwin R.
         Clark, dated as of January 22, 1993 (incorporated by reference to Exhibit 10.43 to the Form S-1).
*10.8    Deferred Compensation Plan and Agreement by and between Charlotte Motor Speedway, Inc. and H.A.
         "Humpy" Wheeler (incorporated by reference to Exhibit 10.44 to the Form S-1).
*10.9    Speedway Motorsports, Inc. 1994 Stock Option Plan (incorporated by reference to Exhibit 10.45 to the Form S-1).
*10.10   Speedway Motorsports Inc. Formula Stock Option Plan (incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K of the Company for the year ended December 31, 1995 (the "1995 Form
         10-K").
*10.11   Amended and Restated Agreement by and among Charlotte Motor Speedway, Inc., Sonic Financial
         Corporation, Town and Country Ford, Inc., O. Bruton Smith, SMDA Properties LLC and Chartown, dated
         February 10, 1995 (incorporated by reference to Exhibit 10.50 to the Form S-1).
*10.12   Promissory Note made by Atlanta Motor Speedway, Inc. in favor of Sonic Financial Corporation in the amount of $1,708,767, dated as of December 31, 1993 (incorporated by reference to Exhibit
         10.51 to the Form S-1).
*10.13   Purchase Agreement by and among the Company and Calvin Carl Combs, Linda Fox Combs, Dennis J.
         Combs, Ned D. Combs, and Judy C. Benfield (incorporated by reference to Exhibit 10.57 to the
         Quarterly Report on Form 10-Q of the Company for the quarterly period ended June 30, 1995).
*10.14   Stock Purchase Agreement dated January 22, 1996 between the Company and shareholders of National
         Raceways, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the
         Company filed as of February 5, 1996 (the "BMS Form 8-K")).
*10.15   Promissory Note dated January 22, 1996 by the Company and Speedway Funding Corp. in favor of
         NationsBank, N.A. (incorporated by reference to Exhibit 99.2 to the BMS Form 8-K).

EXHIBIT
NUMBER                                              DESCRIPTION
*10.16   Guaranty Agreement dated January 22, 1996 among National Raceways, Inc., Charlotte Motor Speedway,
         Inc., Atlanta Motor Speedway, Inc., 600 Racing, Inc. and NationsBank, N.A. (incorporated by reference to Exhibit 99.3 to the BMS Form 8-K).
*10.17   Non-Negotiable Promissory Note date April 24, 1995 by O. Bruton Smith in favor of the Company
         (incorporated by reference to Exhibit 10.20 to the 1995 Form 10-K).
*10.18   Asset Purchase Agreement dated October 24, 1996 between the Company, as buyer, and Sears Point
         Raceway (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the
         Company filed as of December 4, 1996 (the "SPR Form 8-K")).
*10.19   Master Ground Lease dated November 18, 1996 by and between Brenda Raceway Corporation and the
         Company (incorporated by reference to Exhibit 99.2 to the SPR Form 8-K).
*10.20   Deed of Trust, Security Agreement and Fixture Filing with Assignment of Rents and Agreements dated as of November 18, 1996 by Brenda Raceway Corporation to First American Title Insurance Company
         for the benefit of Sonoma Funding Corporation (incorporated by reference to Exhibit 99.3 to the
         SPR Form 8-K).
*10.21   Promissory Note secured by Deed of Trust dated November 18, 1996 by Brenda Raceway Corporation in favor of Sonoma Funding Corporation (incorporated by reference to Exhibit 99.4 to the SPR Form
         8-K).
*10.22   Purchase Contract dated December 18, 1996 between Texas Motor Speedway, Inc., as seller, and FW
         Sports Authority, Inc., as purchaser (incorporated by reference to Exhibit 10.23 to the Annual
         Report on Form 10-K of the Company for the year ended December 31, 1996 (the "1996 Form 10-K")).
*10.23   Lease Agreement dated as of December 18, 1996 between FW Sports Authority, Inc., as lessor, and
         Texas Motor Speedway, Inc., as lessee (incorporated by reference to Exhibit 10.24 to the 1996 Form
         10-K).
*10.24   Guaranty Agreement dated as of December 18, 1996 among the Company, the City of Fort Worth, Texas and FW Sports Authority, Inc. (incorporated by reference to Exhibit 10.25 to the 1996 Form 10-K).
*10.25   Indenture dated as of September 1, 1996 between the Company and First Union National Bank of North
         Carolina, as Trustee (the "First Union Indenture") (incorporated by reference to Exhibit 4.1 to the November 1996 Form S-3).
*10.26   Form of 5 3/4% Convertible Subordinated Debenture due 2003 (included in the First Union
         Indenture).
*10.27   Registration Rights Agreement dated as of September 26, 1996 among the Company, Wheat, First
         Securities, Inc, Montgomery Securities and J.C. Bradford & Co. (incorporated by reference to
         Exhibit 4.3 to the November 1996 Form S-3).
*10.28   Credit Agreement dated as of March 7, 1996 among the Company and Speedway Funding Corp., as borrowers, and the lenders named therein, including NationsBank, N.A. as agent for the lenders and a lender (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-3
         (File No. 333-1856) of the Company (the "March 1996 Form S-3")).
*10.29   First Amendment to the Credit Agreement dated as of September 24, 1996 among the Company and
         Speedway Funding Corp., as borrowers, and the lenders named therein, including NationsBank, N.A.
         as agent for the lenders and a lender (incorporated by reference to Exhibit 99.3 to the November
         1996 Form S-3).
*10.31   Speedway Motorsports, Inc. Employee Stock Purchase Plan amended and restated as of July 1, 1996
         (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 (File No.
         333-17687) of the Company).
*10.32   Second Amendment to Credit Agreement dated June 30, 1997 among the Company and Speedway Funding
         Corp., as borrowers, and the lenders named therein, including NationsBank, N.A. as agent for the lenders and a lender.
*10.33   Promissory Note dated June 30, 1997 among the Company and Speedway Funding Corp., as borrowers, and NationsBank, N.A. as lender.
*10.34   Guaranty Agreement dated as of June 30, 1997 among Atlanta Motor Speedway, Inc., Charlotte Motor
         Speedway, Inc., Texas Motor Speedway, Inc., 600 Racing, Inc., Bristol Motor Speedway, Inc. and SPR
         Acquisition Corporation, as guarantors, and NationsBank, N.A.
*10.35   Purchase Agreement dated August 4, 1997 among the Company and the Initial Purchasers.
*10.36   Amended and Restated Credit Agreement dated as of August 4, 1997 among the Company and Speedway
         Funding Corp., as borrowers, and the lenders named therein, including NationsBank, N.A. as agent for the lenders and a lender.
*11.1    Statement regarding computation of per share earnings (incorporated by reference to Exhibit 11.1 to the 1996 Form 10-K).
*12.1    Statement regarding computation of ratios.

EXHIBIT
NUMBER                                              DESCRIPTION
*21.1    Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the 1996 Form 10-K).
 23.1    Consent of Deloitte & Touche LLP
 23.2    Consent of Parker, Poe, Adams & Bernstein L.L.P. (included in Exhibit 5.1).
*24.1    Power of Attorney (included on the signature page of this Registration Statement).
*25.1    Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of First
         Trust National Association.
*27.1    Financial Data Schedule.
 99.1    Form of Letter of Transmittal regarding Exchange Offer.
 99.2    Notice of Guaranteed Delivery.



 * Filed previously.